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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Somerset Entertainment Income Fund
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Fluid Music Canada, Inc.
7825 Fay Ave.
Suite LL-A
La Jolla, California
92037
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

834701
(CUSIP Number of Class of Securities (if applicable))

Somerset Entertainment Income Fund
20 York Mills Road
Suite 600
Toronto, Ontario
M2P 2C2
Attn: Trustees
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 20, 2009
(Date Tender Offer/Rights Offering Commenced)

 PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

  (a)

Attachment	Description
A.	Take-over bid circular dated October 20, 2009 relating to the offer by Fluid Music Canada, Inc. (the "Offeror") to purchase all of the outstanding trust units of Somerset Entertainment Income Fund (the "Fund") and Class B limited partnership units of Somerset Entertainment Limited Partnership.
B.	Letter of Acceptance and Transmittal, dated October 20, 2009 (Trust Units).
C.	Letter of Acceptance and Transmittal, dated October 20, 2009 (Class B LP Units).
D.	Notice of Guaranteed Delivery, dated October 20, 2009.
  (b)
  Not applicable.

Item 2.    Informational Legends

        A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

 PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
99.1	The annual information form of the Offeror dated March 31, 2009.
99.2
The audited consolidated financial statements of the Offeror, including the notes thereon, and together with the auditors' report, as at December 31, 2008 and 2007 and for each of the fiscal years ended December 31, 2008 and 2007.
99.3	The management's discussion and analysis of financial condition and results of operations of the Offeror for the year ended December 31, 2008.
99.4	The unaudited restated consolidated interim financial statements of the Offeror, including the notes thereon, for the three and six months ended June 30, 2009.
99.5	The restated management's discussion and analysis of financial condition and results of operations of the Offeror for the three and six months ended June 30, 2009.
99.6	The management information circular dated June 1, 2009 prepared in connection with the annual and special meeting of shareholders of the Offeror held on June 29, 2009.
99.7	The material change report of the Offeror dated October 21, 2009.
99.8	The early warning report of the Offeror dated October 14, 2009.
99.9	Lock-up agreement between the Offeror and 796723 Ontario Limited dated October 12, 2009.
99.10	Lock-up agreement between the Offeror and Allan Silber dated October 12, 2009.
99.11	Lock-up agreement between the Offeror and Anglian Holdings Inc. dated October 12, 2009.
99.12	Lock-up agreement between the Offeror and Fidelity Canadian Opportunities Fund, by Fidelity Investments Canada, ULC dated October 12, 2009.
99.13	Lock-up agreement between the Offeror and Janis Finkelstein dated October 12, 2009.
99.14	Lock-up agreement between the Offeror and Jason Hendeles dated October 12, 2009.
99.15	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
99.16	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
99.17	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
99.18	Lock-up agreement between the Offeror and Hawson Tattersall Investment Counsel, on behalf of, Mackenzie Saxon High Income Fund dated October 12, 2009.
99.19	Lock-up agreement between the Offeror and Sheldon Finkelstein dated October 12, 2009.
99.20	Lock-up agreement between the Offeror and Andy Burgess dated October 12, 2009.
99.21	Lock-up agreement between the Offeror and Gordon Gibson dated October 12, 2009.
99.22	Support Agreement between the Offeror and the Fund, dated October 12, 2009.
99.23	Subscription Agreement between the Offeror and Lorne Abony dated October 12, 2009.
99.24	Subscription Agreement between the Offeror and Andrew Rivkin dated October 12, 2009.
99.25	Subscription Agreement between the Offeror and Player Enterprises Ltd. dated October 19, 2009.

 PART III—CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Fluid Music Canada, Inc. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Fluid Music Canada, Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

 PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLUID MUSIC CANADA, INC.
By:	/s/ LORNE ABONY
Name:	Lorne Abony
Title:	Chairman, President and Chief Executive Officer, Fluid Music Canada, Inc.
Date:	October 21, 2009

Attachment "A"

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fluid at 7825 Fay Ave., Suite LL-A, La Jolla, California, 92037 or Telephone: 310-665-9878 and are also available electronically on SEDAR at www.sedar.com.

October 20, 2009

FLUID MUSIC CANADA, INC.

OFFER TO PURCHASE
all of the outstanding Trust Units of

SOMERSET ENTERTAINMENT INCOME FUND
and all of the outstanding Class B limited partnership units of
SOMERSET ENTERTAINMENT LIMITED PARTNERSHIP

on the basis of, at the election of each holder of Trust Units and Class B LP Units:
(a)    $2.12 in cash per Trust Unit or Class B LP Unit (the "Cash Alternative"); or
(b)    0.003 of a $1,000 principal amount 8.0% convertible unsecured subordinated debenture due 3 years following the date such debentures are first issued (the "Convertible Debentures") per Trust Unit or Class B LP Unit (the "Convertible Debenture Alternative"); or
(c)    1.1 Fluid common shares for each Trust Unit or Class B LP Unit (the "Share Alternative").

Fluid Music Canada, Inc. (the "Offeror" or "Fluid"), hereby offers (the "Offer") to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units ("Trust Units") of Somerset Entertainment Income Fund ("Somerset" or the "Fund") and all of the issued and outstanding Class B limited partnership units together with the special voting units of the Fund associated therewith (collectively, the "Class B LP Units", and together with the Trust Units, the "Units") of Somerset Entertainment Limited Partnership (the "Partnership") including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units.

The Offer is open for acceptance from the date hereof until 6:00 p.m. (Toronto time) on November 25, 2009, unless the Offer is extended or withdrawn (the "Expiry Time").

The board of trustees of the Fund, upon consultation with its financial and legal advisors has determined that the Cash Alternative is fair and in the best interests of the Fund and the holders of Units (the "Unitholders") and, accordingly, RECOMMENDS that Unitholders ACCEPT the Cash Alternative and DEPOSIT their Units under the Offer.

The Offeror and the Fund have entered into a support agreement pursuant to which the Offeror has agreed to make the Offer and the Fund has agreed to support the Cash Alternative under the Offer. See Section 14 of the Circular, "Arrangements, Agreements or Understandings — Support Agreement".

The Offeror has entered into lock-up agreements with certain Unitholders (collectively, the "Locked-Up Unitholders") pursuant to which the Locked-Up Unitholders have agreed to deposit to the Offer and not withdraw, subject to certain exceptions, Units representing in the aggregate approximately 66% of the issued and outstanding Units. See Section 14 of the Circular, "Arrangements, Agreements or Understandings — Lock-Up Agreements".

The Offer is subject to certain conditions, which are described under "Conditions of the Offer" in Section 4 of the Offer, including without limitation, there being validly deposited under the Offer and not properly withdrawn, as at the Expiry Time, such number of Units which constitutes at least 66 2/3% of the outstanding Units (calculated on a fully-diluted basis). Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. See "Conditions of the Offer" in Section 4 of the Offer.

The Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the stock symbol "SOM.UN" and the common shares of the Offeror (the "Fluid Shares") are listed for trading on the TSX under the symbol "FMN". The closing price of the Trust Units and Fluid Shares on October 9, 2009, the last trading day prior to the announcement of the Offeror's intention to make the Offer, was $2.14 and $1.35, respectively. The Cash Alternative represents a premium of approximately 23.5% based on the average closing price of the Trust Units on the TSX for the 20 trading days ended October 9, 2009.

Under the Offer, each Unitholder may elect to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative in respect of all of the Units deposited by such Unitholder under the Offer. The total amount of cash available under the Cash Alternative is limited to $21,910,796. However, Locked-Up Unitholders holding an aggregate of 7,476,250 Units have agreed to elect to receive the Convertible Debenture Alternative. Accordingly, if all of the other Unitholders elect to receive the Cash Alternative, there will be enough cash to pay for all of such Units deposited under the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction. A Unitholder, who elects to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded down to the nearest whole number of Convertible Debentures. Excess Units deposited by such Depositing Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative. See Section 1 of the Offer, "The Offer".

The Offer is made only for Trust Units and Class B LP Units and is not made for any securities exchangeable into, or other securities evidencing a right to acquire Trust Units or Class B LP Units. Any holder of securities exchangeable into, or other securities evidencing a right to acquire Units (other than a holder of Class B LP Units) who wishes to accept the Offer should exercise, exchange or convert such securities into Trust Units or Class B LP Units and deposit such Trust Units or Class B LP Units in accordance with the terms of the Offer.

All of the Trust Units are registered in the name of and held on behalf of CDS (as defined herein) as custodian for CDS Participants (as defined herein). The Trust Units are held in a "book-entry only" system. Unitholders who wish to deposit all or a portion of their Trust Units under the Offer must direct their investment dealer, stockbroker, bank, trust company or other nominee to accept the Offer in the manner required by their nominees. See Section 3 of the Offer, "Manner of Acceptance".

Holders of Class B LP Units who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE paper for holders of Class B LP Units) and deposit it, together with certificates representing their Class B LP Units, in accordance with the instructions in the Letter of Transmittal. Alternatively, holders who wish to deposit Class B LP Units and whose certificates for such Class B LP Units are not immediately available may deposit certificates representing such Class B LP Units by following the procedure for guaranteed delivery described under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper for holders of Class B LP Units). Class B LP Unitholders whose Class B LP Units are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

The Fluid Shares and Convertible Debentures offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in evaluating the Offer, see "Risks Relating to the Offer" in Section 22 of the Circular and the risks and uncertainties described in the Offeror's annual information form for the year ended December 31, 2008 and annual and interim management's discussion and analysis, which are incorporated by reference into the Offer and Circular. See Section 11 of the Circular, "Documents Incorporated by Reference".

The Offeror has applied to list the Fluid Shares and Convertible Debentures (including the Fluid Shares issuable upon conversion, redemption or maturity of the Convertible Debentures) issuable in connection with the Offer on the TSX. Listing will be subject to the Offeror fulfilling all of the listing requirements of the TSX.

The Offeror's earnings coverage ratio is less than one-to-one. The pro forma consolidated net earnings required to achieve an earnings coverage ratio of one-to-one would be US$9,084,507 for the 12 month period ended December 31, 2008 and US$2,312,204 for the 6 months ended June 30, 2009.

No person has been authorized to give any information or make any representations in connection with the Offer other than those contained in the Offer and Circular and, if any other information or representations are given or made, no Unitholder should rely upon such information or representations and it should be assumed that such information and representations have not been authorized by the Offeror.

Unitholders should not construe the contents of the Offer and Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

The Offeror has engaged Computershare Investor Services Inc. to act as depositary under the Offer (the "Depositary"). Questions and requests for assistance may be directed to the Depositary. Additional copies of the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary.

The Depositary for the Offer is:
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, Ontario, Canada
M5J 2Y1
Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

 NOTICE TO UNITHOLDERS IN THE UNITED STATES

        The Offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, Unitholders should be aware that such disclosure requirements are different from those of the United States. Financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial information reported by United States issuers.

        The enforcement by Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is continued under the laws of Canada and that some or all of their officers and directors are residents of Canada and that all or a substantial portion of the assets of the Offeror and of the above mentioned persons may be located outside of the United States. Unitholders may not be able to sue the Offeror or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court's jurisdiction.

        This document does not address any United States federal or state income tax consequences of the Offer to Unitholders in the United States. Unitholders in the United States should be aware that the disposition of Units pursuant to the Offer may have tax consequences both in the United States and in Canada, which may not be described herein. Accordingly, Unitholders in the United States are urged to consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Unitholders should be aware that the Offeror or its affiliates may bid for or make purchases of Units during the period of the Offer otherwise than under the Offer, such as in the open market or privately negotiated transactions, subject to applicable laws. See Section 13 of the Offer, "Market Purchases".

 FORWARD-LOOKING STATEMENTS

        Certain statements contained in the Offer and the Circular under "Background to the Offer", "Effect of the Offer on the Market for Trust Units and Stock Exchange Listing", "Benefits of and Reasons to Accept the Offer", "Purpose of the Offer", "Plans for the Fund" and "Acquisition of Units Not Deposited Under the Offer", in addition to certain statements contained elsewhere in the Offer and the Circular concerning the Offeror's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of the Fund, the Fund Subsidiaries and the Offeror are forward-looking statements. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to important assumptions, including the following specific assumptions: the ability of the Fund and the Offeror to meet their respective revenue targets; the ability to achieve cost synergies; the completion of the Offer in accordance with its terms; general industry and economic conditions; changes in the Fund's and the Offeror's relationships with their customers and suppliers; pricing pressures and other competitive factors; and changes in regulatory requirements affecting the businesses of the Fund and the Offeror. The Offeror has also made certain macroeconomic and general industry assumptions in the preparation of such forward-looking statements. While the Offeror considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: failure to satisfy the conditions of the Offer; risks related to any inefficiencies with the structure of the Fund and/or the Offeror, their respective tax treatments and any costs associated with reorganizing the Fund following closing; the Offeror may not have sufficient funds to repay the Convertible Debentures in cash at maturity; general economic and business conditions; financing risk; risks inherent in the business of operating the Fund and the Offeror, including the inability to attract and retain qualified employees; competition; disruptions in business operations; interest rate and foreign currency fluctuations; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and liability and other claims asserted against the Offeror or the Fund. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

        All of the forward-looking statements made in the Offer and the Circular are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Offeror. Forward-looking statements are given only as at the date hereof and the Offeror disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by Applicable Laws.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all dollar references in the Offer and Circular are Canadian dollars. The Offeror's financial statements included herein and incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian GAAP.

CURRENCY EXCHANGE RATE INFORMATION

        The following table sets forth the high and low exchange rates of one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada

	Six Months Ended June 30	Year Ended December 31
	2009	2008	2007	2006
High	$1.3000	$1.2969	$1.1853	$1.1726
Low	$1.0827	$0.9719	$0.9170	$1.0990
Rate at end of period	$1.1625	$1.2246	$0.9881	$1.1653
Average rate for period	$1.2062	$1.0660	$1.0748	$1.1342

        On October 19, 2009, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was Cdn$1.0308.

INFORMATION CONCERNING SOMERSET

        The information contained in the Offer and the Circular concerning the Fund is based solely upon publicly available documents or records of the Fund on file with Canadian Securities Regulatory Authorities and other public sources. The Offeror has relied exclusively upon this publicly available information, without independent verification by the Offeror. Neither the Offeror, nor any of the directors or officers of the Offeror assumes any responsibility for the accuracy or completeness of such information or any failure by the Fund to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror, or to such persons. No broker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representations in connection with the Offer and related transactions described herein other than those contained in the Offer and the Circular, and if any such information or representation is given or made it must not be relied upon as having been authorized by the Offeror.

v

 DEFINITIONS

        In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:

"affected securities" has the meaning ascribed thereto in Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Subsequent Acquisition Transaction";

"affiliate" has the meaning ascribed thereto in the Securities Act (Ontario);

"allowable capital loss" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"AMF" means the Autorité des marchés financiers du Québec;

"Applicable Laws" includes any federal, provincial, state, regional, municipal or local law, ordinances, rules, policies, guidelines, judgements, decrees, orders, authorizations, approvals, notices, licences, permits, directives or other requirements of any Governmental Authority having force of law;

"associate" has the meaning ascribed thereto in the Securities Act (Ontario);

"Board of Trustees" means the board of trustees of the Fund;

"Business Day" means any day other than a Saturday or a Sunday or a statutory holiday on which chartered banks are not open for business in Toronto;

"Canadian Taxes" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Canadian Withholding Taxes";

"Canadian Securities Regulatory Authorities" means the applicable securities commissions or similar regulatory authorities in each of the provinces or territories of Canada;

"Cash Alternative" has the meaning ascribed thereto in Section 1 of the Offer;

"capital gains refund" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"CBCA" means the Canada Business Corporations Act;

"CDS" means CDS Clearing and Depository Services Inc., or its nominee (which is, at the date hereof, CDS & Co.);

"CDS Participant" means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

"Change of Control" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Change of Control";

"Change of Control Purchase Date" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Change of Control";

"Change of Control Purchase Offer" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Change of Control";

"Circular" means the take-over bid circular accompanying the Offer and forming part thereof;

"Class B LP Unitholders" means the holders of the Class B LP Units, and "Class B LP Unitholder" means any one of them;

"Class B LP Units" means the class B exchangeable, non-voting limited partnership units of the Partnership which are exchangeable into Units pursuant to the Exchange Agreement, together with, unless the context requires otherwise, the Special Voting Units associated therewith;

"Compulsory Acquisition" means an acquisition by the Offeror of Trust Units not deposited under the Offer pursuant to the "Offer for Trust Units" provisions contained in Section 13.13 of the Declaration of Trust, as the same may be amended from time to time and an acquisition by the Offeror of Class B LP Units not deposited under the Offer pursuant to the compulsory sale provisions of Section 3.23 of the Limited Partnership Agreement;

"Confidentiality Agreement" has the meaning ascribed thereto in Section 3 of the Circular, "Background to Offer";

"Contractual Consents" means those consents required to be obtained to complete the transactions contemplated by the Support Agreement;

"Convertible Debentures" means the $1,000 principal amount 8.0% convertible unsecured subordinated debentures of the Offeror due 3 years following the date such debentures are first issued pursuant to the Indenture;

"Convertible Debenture Alternative" has the meaning ascribed thereto in Section 1 of the Offer;

"CRA" means the Canada Revenue Agency;

"Current Market Price" means the volume-weighted average trading price of the Fluid Shares on the TSX for the 20 consecutive trading days ending five days prior to the date of the applicable event;

"Declaration of Trust" means the amended and restated declaration of trust of the Fund dated March 18, 2005;

"Definitive Convertible Debentures" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Form of Convertible Debentures";

"Depositary" means Computershare Investor Services Inc.;

"Deposited Units" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Depositing Class B LP Unitholders" means Class B LP Unitholders whose Class B LP Units are deposited to the Offer and are not withdrawn, and "Depositing Class B LP Unitholder" means any one of them;

"Depositing Trust Unitholders" means Trust Unitholders whose Trust Units are deposited to the Offer on their behalf by CDS and are not withdrawn, and "Depositing Trust Unitholder" means any one of them;

"Depositing Unitholders" means Depositing Class B LP Unitholders and Depositing Trust Unitholders, and "Depositing Unitholder" means any one of them;

"Dissenting Offeree" has the meaning ascribed thereto in Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer";

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority in the United States or banks or trust companies in the United States;

"Exchange Agreement" means the exchange rights agreement dated March 18, 2005 among the Fund, Somerset Entertainment Trust, the Partnership, Somerset Entertainment GP Inc., Fontainebleau Investments Ltd. and Whiskey Jack Creek Ltd. providing for, among other things, the Exchange Rights, as the same may be amended, supplemented or restated from time to time;

"Exchange Rights" means the rights of the holders of Class B LP Units to exchange such units into Trust Units pursuant to the Exchange Agreement;

"Exchangeable Units" has the meaning ascribed thereto in Section 2 of the Circular, "Somerset Entertainment Income Fund";

"Expiry Date" means November 25, 2009, or such later date or dates as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

"Expiry Time" means 6:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

"Financing Stand-by Commitment" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Offered Consideration";

"Fluid Annual Information Form" means the annual information form of the Offeror for the year ended December 31, 2008 dated March 31, 2009, which is available at www.sedar.com;

"Fluid Shares" means common shares of the Offeror;

"fully-diluted basis" means, with respect to the number of Trust Units at any time, the number of Trust Units that would be outstanding assuming all Exchange Rights, options, convertible securities and any other rights to receive Trust Units outstanding at that time, if any, had been exercised or converted;

"Fund" means Somerset Entertainment Income Fund;

"Fund Credit Agreement" means the $18,200,000 Third Amended and Restated Credit Agreement dated as of October 16, 2008 among the Partnership, The Toronto-Dominion Bank and the institutions named therein, as the same may be amended and/or restated from time to time.

"Fund Public Document" means all documents or information filed by the Fund under Applicable Laws, including any documents or information required to be filed by the Fund under Applicable Laws after the date of the Support Agreement and before the Expiry Time;

"Fund Subsidiary" means a corporation, partnership, trust, limited liability company, joint venture or other organization of which either: (a) the Fund or any other Subsidiary of the Fund is a general partner, managing member or functional equivalent; (b) voting power to elect a majority of the board of directors or trustees or others performing a similar function with respect to such organization is held by the Fund or by any one or more Subsidiaries of the Fund; or (c) at least 50% of the equity interest is controlled, directly or indirectly, by the Fund. For greater certainty, "Fund Subsidiary" includes Somerset Entertainment Trust, Somerset Entertainment GP Inc., the Partnership, Somerset Entertainment Ltd., Somerset Entertainment Inc. and Somerset Entertainment International Ltd. (UK);

"GAAP" means generally accepted accounting principles in Canada;

"Global Convertible Debentures" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Form of Convertible Debentures";

"Governmental Authorities" means: (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, executive, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, commissioner, minister, cabinet, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies; or (d) any national securities exchange, any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization;

"Indenture" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures";

"Indenture Trustee" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures";

"Interest Payment Date" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offer, Fluid Shares and Convertible Debentures — General";

"Letter of Transmittal" means the Letter of Acceptance and Transmittal in the applicable form (printed on YELLOW paper for CDS, as the sole registered holder of the Trust Units, and on BLUE paper for holders of Class B LP Units) accompanying the Offer and Circular;

"Limited Partnership Agreement" means the limited partnership agreement of the Partnership dated March 10, 2005, as the same may be amended from time to time;

"Lock-Up Agreements" means the lock-up agreements dated October 12, 2009 among the Offeror and the Locked-Up Unitholders, and as described in greater detail under "Arrangements, Agreements or Understandings — Lock-Up Agreement" in Section 14 of the Circular;

"Locked-Up Unitholders" means Andy Burgess, Gordon Gibson, Fidelity Investments Canada ULC, 796723 Ontario Limited, Anglian Holdings Inc., Janis Finkelstein, Allan Silber, Sheldon Finkelstein, Jay Smith, Jason Hendeles and Howson Tattersall Investment Counsel;

"LTIP" means the long term incentive plan established by the Company for officers and key employees of the Company;

"Material Adverse Effect" means any condition, event, circumstance, change, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, assets, operations, capitalization, condition (financial or otherwise), results of operations, cash flows or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) of the Fund and the Fund Subsidiaries taken as a whole other than conditions, events, circumstances, changes, occurrences or state of facts relating to or resulting from: (a) any condition, event, circumstance, change, occurrence or state of facts relating to global economic, business, regulatory or political conditions or securities, credit, financial or currency markets in general; (b) changes affecting the Fund's industry generally; (c) any change in Canadian GAAP; (d) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Fund or any of the Fund Subsidiaries, whether contractual (including change of control provisions) or otherwise, with suppliers, lenders, creditors, competitors, customers, property owners, lessees, investors, vendors or employees resulting from the Support Agreement or the Offer or the announcement thereof; (e) the disclosure by any customer of the Fund or any of the Fund Subsidiaries that it will reduce the amount of business it conducts with the Fund or any of the Fund Subsidiaries, or cease such business altogether, provided that the amount of the sales reduction resulting from decisions made and conveyed by a customer to the Fund after the date of the Support Agreement does not exceed $10 million in the aggregate on an annualized basis (based on sales from such customer(s) in the 2008 fiscal year); (f) the failure of the Fund to meet any internal projections, forecasts or estimates of revenues or earnings; (g) any change in the market price or trading volume of the Units related to the Support Agreement or the Offer or the announcement thereof, or primarily resulting from a condition, event, circumstance, change, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (a), (b), (c), (d), (e) or (f) hereof; provided, however, that such condition, event, circumstance, change, occurrence or state of facts referred to in clause (a), (b) or (c), above does not primarily relate only to (or have the effect of primarily relating on to) the Fund and the Fund Subsidiaries, taken as a whole, or disproportionately adversely affect the Fund and the Fund Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which the Fund and the Fund Subsidiaries operate;

"Maturity Date" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — General";

"Maximum Cash Consideration" means $21,910,796;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended or replaced from time to time;

"Minimum Tender Condition" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer";

"Non-Resident Holder" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery for Deposit of Class B LP Units (printed on GREEN paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

"Offer" means the offer to purchase all of the outstanding Trust Units and Class B LP Units made hereby to Unitholders, the terms and conditions of which are set forth in the Offer Documents;

"Offer Documents" means the Offer, the Circular, each Letter of Transmittal and the Notice of Guaranteed Delivery;

"Offeror" or "Fluid" means Fluid Music Canada, Inc. a corporation continued under the CBCA;

"Offeror's Notice" has the meaning ascribed thereto in Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer";

"OSC" means the Ontario Securities Commission;

"OSC Rule 62-504" means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

"Other Property" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Partnership" means Somerset Entertainment Limited Partnership;

"Permitted Distributions" means monthly distributions to Unitholders made in conformity and consistency in all respects with the Fund's and Partnership's monthly distribution policies in effect as at the date hereof and having a record date for determination of Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0167 per Unit per month (but which may be less than such amount);

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status and whether acting in an individual, fiduciary or other capacity;

"Plans" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Proposed Amendments" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Purchased Securities" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Security" has the meaning ascribed thereto in Section 9 of the Circular, "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Security";

"SEDAR" means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com;

"Share Alternative" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"Shareholders" means holders of Fluid Shares;

"Somerset" means the Fund;

"Somerset Corporation" means Somerset Entertainment Ltd.;

"Special Resolutions" has the meaning ascribed thereto in Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Special Resolutions";

"Special Voting Units" means the special voting units of the Fund issued by the Fund to each holder of Class B LP Units conferring that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of Class B LP Units held by such holder;

"Subsequent Acquisition Transaction" means a transaction to acquire all of the Units not tendered to the Offer involving the Fund and/or the Fund Subsidiaries and the Offeror and/or an affiliate of the Offeror which could include; (a) the redemption of all of the outstanding Units (other than Units designated by the Offeror) at the same consideration per Unit payable under the Offer; (b) amendments to the Declaration of Trust to facilitate the implementation of such transactions and consequential matters (including amendments to permit or provide for the compulsory acquisition by the Offeror of the Units and/or the redemption of the Units); and (c) a meeting and/or written resolutions of Unitholders to approve such transactions, the amendments to the Declaration of Trust and consequential matters and which may be effected by way of arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Fund, the Fund Subsidiaries and the Offeror or affiliate of the Offeror;

"Subsidiary" a person shall be deemed to be a subsidiary of another person if: (a) it is controlled by: (i) that other; or (ii) that other and one or more persons each of which is controlled by that other; or (iii) two or more persons each of which is controlled by that other; or (b) it is a subsidiary of a person that is that other's subsidiary; provided, without limitation, that a person will be deemed to control another person if it owns, directly or indirectly, more than 50% of the voting interest in that other person;

"Support Agreement" means the support agreement dated October 12, 2009 between the Offeror and the Fund, providing, among other things, for the making of the Offer and the agreement of the Fund to support the Cash Alternative under the Offer;

"taxable capital gain" has the meaning ascribed thereto in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Tax Act" means the Income Tax Act (Canada), as amended;

"Trusonic" means Trusonic, Inc., a subsidiary of the Offeror;

"Trust Unitholders" means the holders of the Trust Units, and "Trust Unitholder" means any one of them;

"Trust Units" means the trust units in the capital of the Fund;

"TSX" means the Toronto Stock Exchange;

"Unitholders" means the holders of Units, and "Unitholder" means any one of them;

"Units" means, collectively, the outstanding Trust Units and the outstanding Class B LP Units;

"Unvested LTIP Units" means the Units held by the LTIP trustee for participants under the LTIP outstanding from time to time which have not yet vested; and

"U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

 SUMMARY

        The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and the Circular. Unitholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Definitions". The information concerning the Fund contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of the Fund on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to the Fund taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to the Fund taken from or based upon such documents and records, or for any failure by the Fund to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.

The Offer

        The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Trust Units and Class B LP Units, including any Trust Units or Class B LP Units that become outstanding after the date of the Offer but before the Expiry Time on the conversion, exchange or exercise of any securities that are convertible into, exchangeable or exercisable for Units, on the basis of and at the election of the Unitholder:

  (a)
  $2.12 in cash per Unit (the "Cash Alternative"); or

  (b)
  0.003 of a Convertible Debenture per Unit (the "Convertible Debenture Alternative"); or

  (c)
  1.1 Fluid Shares for each Unit (the "Share Alternative").

        The maximum amount of cash consideration available under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $21,910,796. However, Locked-Up Unitholders holding an aggregate of 7,476,250 Units have agreed to elect to receive the Convertible Debenture Alternative. Accordingly, if all of the other Unitholders elect to receive the Cash Alternative, there will be enough cash to pay for all of such Units deposited under the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction.

        Any Unitholder who deposits Units under the Offer and does not properly elect the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative with respect to such Units deposited under the Offer, will be deemed to have elected the Share Alternative.

        Fractional Fluid Shares and Convertible Debentures will not be issued in connection with the Offer. Where a Unitholder is entitled to receive Fluid Shares as consideration under the Offer and the aggregate number of Fluid Shares to be issued to such Unitholder would result in a fraction of a Fluid Share being issuable, the number of Fluid Shares to be received by or for the account of such Unitholder will be rounded down to the nearest whole number. Cash will not be paid in lieu of any fractional Fluid Share in any circumstances whatsoever. A Unitholder, who elects to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded down to the nearest whole number of Convertible Debentures. Excess Units deposited by such Depositing Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative. By way of example, for every 334 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture under the Convertible Debenture Alternative. If the Depositing Unitholder deposits 344 Units, such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture and 11 Fluid Shares. It is the Offeror's current intention to redeem the Convertible Debentures as soon as practicable.

        The Offeror's earnings coverage ratio is less than one-to-one. The pro forma consolidated net earnings required to achieve an earnings coverage ratio of one-to-one would be US$9,084,507 for the 12 month period ended December 31, 2008 and US$2,312,204 for the 6 months ended June 30, 2009.

        The obligation of the Offeror to take up and pay for the Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation

        The Board of Trustees, upon consultation with its financial and legal advisors has determined that the Cash Alternative is fair and in the best interests of Unitholders (other than Unitholders related to the Offeror and any Unitholders who have entered into Lock-Up Agreements with the exception of Andy Burgess and Gordon Gibson) and, accordingly, recommends that Unitholders accept the Cash Alternative and deposit their Units under the Offer.

The Offeror

        The Offeror is a corporation continued under the CBCA. The head office of the Offeror is located at 7825 Fay Ave., Suite LL-A, La Jolla, California, 92037. The registered office of the Offeror is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Canada, M5L 1B9.

        The Offeror is a leading private label music aggregation and distribution company, providing music solutions to both business and individual consumers. The Offeror has compiled a music library of over five million songs, free of digital rights management restrictions, from a diverse network of producers, including major label, independent and emerging artists. The Offeror's revenue model is comprised largely of programming and broadcasting services for retail and hospitality businesses through Trusonic. The Offeror's objective is to grow its business by monetizing its music catalogue through a range of sales channels and partners.

        Fluid Shares are listed for trading on the TSX under the symbol "FMN". The Offeror is a reporting issuer or the equivalent in all provinces and territories of Canada (where such concept exists) except Quebec and files its continuous disclosure documents with the Canadian Securities Regulatory Authorities. Such documents are available at www.sedar.com.

        See "The Offeror" in Section 1 of the Circular.

The Fund

        The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 8, 2005 by a declaration of trust, which was amended and restated on March 18, 2005. The business of the Fund is conducted through Somerset Corporation. The registered and head offices of the Fund and Somerset Corporation are located at 20 York Mills Road, Suite 600, Toronto, Ontario, M2P 2C2.

        Somerset Corporation is the leading North American producer and distributor of specialty music sold through non-traditional retailers using interactive displays. Through Compass Remix, Inc., Somerset Corporation also sells original hit compilations through interactive displays. It has an active network of over 24,600 interactive displays installed in 18,800 locations including 10,700 mass merchant store locations, 3,500 specialty chain store locations and 4,600 gift stores in North America. Somerset Corporation's customers include leading retailers such as Wal-Mart, Target, Costco, Bed Bath & Beyond and Shoppers Drug Mart.

        The Trust Units are listed for trading on the TSX under the symbol "SOM.UN". The Fund is a reporting issuer or the equivalent in all provinces and territories of Canada (where such concept exists) and files its continuous disclosure documents with the Canadian Securities Regulatory Authorities. Such documents are available at www.sedar.com.

        See "Somerset Entertainment Income Fund" in Section 2 of the Circular.

Benefits of and Reasons to Accept the Offer

        The Offeror believes that the Offer is in the best interests of Unitholders for a number of reasons, including the following: the Offer creates immediate value for Unitholders, the combined businesses are synergistic and the combined business will be better positioned to address the opportunity and challenges of growing a digital music business.

        See "Benefits of and Reasons to Accept the Offer" in Section 4 of the Circular.

Purpose of the Offer and Plans for the Fund

        The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units. If the conditions to the Offer are satisfied or waived and the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror intends to acquire any Units not deposited under the Offer by way of a Compulsory Acquisition, if available, or by way of a Subsequent Acquisition Transaction, in each case for consideration per Unit at least equal in value to and in the same form as the consideration paid to Unitholders under the Offer. See "Acquisition of Units Not Deposited Under the Offer" in Section 20 of the Circular.

        If the Offer is accepted and the Offeror acquires all of the outstanding Units, the Offeror intends to complete a detailed review of the Fund and the Fund Subsidiaries and their respective assets, structures, capitalizations, operations, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by the Fund with those carried on by the Offeror and seeking to maximize potential synergies. If permitted by Applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Trust Units from the TSX and, subject to applicable securities laws, to cause the Fund to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer.

        See "Purpose of the Offer" in Section 5 of the Circular and "Plans for the Fund" in Section 6 of the Circular.

Support Agreement

        On October 12, 2009, the Offeror and the Fund entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. See Section 14 of the Circular, "Arrangements, Agreements or Understandings — Support Agreement".

Lock-Up Agreements

        On October 12, 2009, the Offeror and the Locked-Up Unitholders entered into the Lock-Up Agreements pursuant to which the Locked-Up Unitholders agreed to deposit pursuant to the Offer and not withdraw, subject to certain exceptions, 11,762,236 Units representing in the aggregate approximately 66% of the outstanding Units (calculated on a fully diluted basis).

        See "Arrangements, Agreements or Understandings — Lock-Up Agreement" in Section 14 of the Circular.

Conditions of the Offer

        Notwithstanding any other provision of the Offer, and subject to Applicable Laws, and in addition to (and not in limitation of) the Offeror's right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer or Circular", the Offeror has the right to withdraw or terminate the Offer (or amend the Offer to postpone taking-up and paying for Units deposited under the Offer) and will not be required to take up or pay for any Units deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer "Conditions of the Offer" have been satisfied or waived by the Offeror at or prior to the Expiry Time. Such conditions include, among other things, there being validly deposited under the Offer and not properly withdrawn that number of Units which constitutes at least 66 2/3% of the outstanding Units (calculated on a fully-diluted basis).

        See "Conditions of the Offer" in Section 4 of the Offer.

Time For Acceptance

        The Offer is open for acceptance until 6:00 p.m. (Toronto time) on November 25, 2009, or such later time or times and date or dates to which the Offer may be extended in compliance with Applicable Laws, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may in its sole discretion but subject to Applicable Laws, extend the Expiry Time, as described under "Time for Acceptance" in Section 2 and "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Manner of Acceptance

Trust Units

        Registration of interests in and transfers of Trust Units may currently only be made through a book-entry only system administered by CDS. As such, in order to deposit Trust Units under the Offer, Trust Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. Trust Unitholders should contact their broker or other nominee for assistance. CDS will be required to complete and return the Letter of Transmittal in respect of all Trust Units deposited under the Offer by CDS Participants on behalf of Unitholders. See "Manner of Acceptance" in Section 3 of the Offer.

        See Section 3 of the Offer, "Manner of Acceptance".

Class B LP Units

        Class B LP Unitholders wishing to accept the Offer must deposit before the Expiry Time certificate(s) representing their Class B LP Units, together with the applicable Letter of Transmittal, properly completed and signed, at any of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal.

        If a Unitholder wishes to deposit Class B LP Units pursuant to the Offer and the certificate(s) representing such Class B LP Units are not immediately available or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, those Class B LP Units may nevertheless be deposited in compliance with the procedure for guaranteed delivery. See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". Class B LP Unitholders whose Class B LP Units are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        If the Letter of Transmittal is executed by a Person other than the registered holder(s) of the Class B LP Units deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Take up and Payment for Deposited Units

        If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Units validly deposited under the Offer, and not properly withdrawn, as soon as possible, but in any event not later than 3 Business Days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit.

        See Section 6 of the Offer, "Take Up and Payment for Deposited Units".

Acquisition of Units Not Deposited Under the Offer

        If the conditions to the Offer are satisfied or waived and the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror currently intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Units not deposited under the Offer. In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to amend the Declaration of Trust as described under Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Special Resolutions". The Declaration of Trust permits such amendments and the Special Resolutions to be approved in writing by Unitholders holding 66 2/3% or more of the outstanding Units. The execution of the Letter of Transmittal by CDS, on behalf of Depositing Trust Unitholders, and by Depositing Class B LP Unitholders, irrevocably approves the Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Special Resolutions as is described under Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Special Resolutions". Accordingly, by tendering to the Offer, Depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and the amendments to the Declaration of Trust to be implemented in order to permit the Offeror to acquire all of the Units not deposited under the Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

        See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Special Resolutions".

Certain Canadian Federal Income Tax Considerations

        In general, a Unitholder who is resident in Canada, who holds Trust Units as capital property and who disposes of Trust Units to the Offeror in exchange for cash or Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Trust Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Trust Units to the Unitholder.

        A Unitholder who is resident in Canada, holds Trust Units as capital property and who disposes of Trust Units to the Offeror in exchange for Fluid Shares pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will, provided that the Offeror acquires all of the Units in the Fund within 60 days of such exchange, be deemed to have disposed of such Unitholder's Trust Units for proceeds of disposition equal to the Unitholder's adjusted cost base in respect of such Trust Units immediately before the exchange and to have acquired the Fluid Shares in exchange therefor at a cost equal to such proceeds of disposition. However, should the Offeror not acquire all of the Units in the Fund within 60 days of such exchange, such Unitholder will generally realize a capital gain (or capital loss) in the same manner as a Unitholder who exchanges Trust Units for either cash or Convertible Debentures.

        For these purposes, except as otherwise noted above, the proceeds of disposition of the Trust Units will be equal to the aggregate of the amount of cash received and the aggregate fair market value of the Fluid Shares or Convertible Debentures received, as applicable, in exchange for the Trust Units.

        The tax consequences to a former Unitholder of holding and/or disposing of Fluid Shares or Convertible Debentures acquired pursuant to the Offer are described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations".

        The foregoing is only a brief summary of the Canadian federal income tax consequences applicable to Unitholders who are resident in Canada and is qualified by the more detailed general description of Canadian federal income tax considerations under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular.

        All Unitholders are advised to seek their own tax advice with respect to the disposition of their Trust Units pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and with respect to the holding and disposition of Fluid Shares and/or Convertible Debentures.

Risks Relating to the Offer

        An investment in Fluid Shares or Convertible Debentures and the proposed acquisition of the Fund by the Offeror are subject to certain risks and uncertainties. In assessing the Offer, Unitholders should carefully consider the risks and uncertainties described under Section 22 of the Circular, "Risks Relating to the Offer" and the other risks and uncertainties described or referred to in Fluid's Annual Information Form and annual and interim management's discussion and analysis, which are incorporated by reference into the Offer and Circular.

Depositary

        The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Units and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario. In addition, the Depositary will also be responsible for giving certain notices, if required, and for making payment for all Units purchased by the Offeror under the Offer; and facilitating book-entry transfers of Trust Units pursuant to the Offer.

        Contact details for the Depositary are provided at the end of the Offer and Circular.

Summary Historical Unaudited Pro Forma Condensed Consolidated Financial Information

        The tables set out below include a summary of: (i) the Offeror's historical consolidated financial information as at and for the fiscal years ended December 31, 2008 and 2007 and the Offeror's consolidated unaudited interim financial information as at and for the six month periods ended June 30, 2009 and 2008, (ii) the Fund's historical financial information as at and for the fiscal years ended December 31, 2008 and 2007, and (iii) unaudited pro forma condensed consolidated financial information for the Offeror as at and for the six month period ended June 30, 2009 and for the fiscal year ended December 31, 2008. The historical financial information of the Offeror as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from the Offeror's audited consolidated financial statements, and the historical financial information of the Offeror as at and for the six month periods ended June 30, 2009 and 2008 has been derived from the Offeror's unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com. The historical financial information for the Fund as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from the Fund's audited financial statements, which are available on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma condensed consolidated financial statements were derived.

        The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of the Offeror and the accompanying notes thereto attached as Schedule "A" to the Circular. The summary unaudited pro forma condensed consolidated financial statement information for the Offeror gives effect to the proposed acquisition of the Fund as if such acquisition had occurred as at June 30, 2009 for the purposes of the pro forma condensed consolidated balance sheet information and as at January 1, 2008 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2008 and the six-month period ended June 30, 2009. In preparing the unaudited pro forma condensed consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of the Offeror to identify accounting policy differences between the Fund and the Offeror where the impact was potentially material and could be reasonably estimated. Management of the Offeror believes that the accounting policies of the Offeror and the Fund used in the preparation of these pro forma consolidated financial statements are substantially consistent. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of the Offeror and accompanying notes included in Schedule "A" to the Circular.

 Summary of Consolidated Financial Information of the Offeror
(Expressed in U.S. dollars, unless otherwise noted)

	For the Year Ended December 31		For the six months ended June 30
	2008	2007	2009	2008
Consolidated Statement of Operations
Revenue	$4,641,442	$1,070,372	$2,703,735	$2,028,474
Loss from operations	$(12,197,534)	$(9,003,764)	$(1,850,308)	$(6,813,765)
Net loss	$(19,399,305)	$(10,099,278)	$(1,834,362)	$(10,358,479)
Net loss per share (basic and diluted)	$(0.43)	$(0.63)	$(0.03)	$(0.28)

	As at Year Ended December 31		As at June 30
	2008	2007	2009	2008
Consolidated Balance Sheet
Assets	$20,971,480	$10,308,837	$19,035,429	$29,970,243
Liabilities	$5,803,751	$9,050,543	$5,355,284	$6,752,196
Shareholder equity	$15,167,729	$1,258,294	$13,680,145	$23,218,047

Summary of Consolidated Financial Information of the Fund
(Expressed in thousands of Canadian dollars except for per Unit amounts)

	For the Year Ended December 31
	2008	2007
Consolidated Statement of Operations
Revenue	$85,566	$96,304
Loss from operations	$15,059	$20,500
Net (loss) income	$(10,922)	$9,686
Net loss per Unit (basic and diluted)	$(0.76)	$(0.67)

	As at Year Ended December 31
	2008	2007
Consolidated Balance Sheet
Assets	$62,667	$86,283
Liabilities	$40,636	$38,809
Unitholder equity	$15,881	$36,694
Non-controlling interest	$6,150	$10,780

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of the Offeror
(Expressed in U.S. dollars)

	For the Year Ended December 31, 2008	For the six months ended June 30, 2009
Consolidated Statement of Operations
Revenue	$85,424,303	$33,339,131
Total costs and operating expenses	$89,731,993	$34,440,104
Loss from operations	$(4,307,960)	$(1,100,973)
Net (loss) income	$(36,841,259)	$(3,789,259)
Net loss per share (basic and diluted)	$(0.82)	$(0.07)

As at June 30, 2009
Consolidated Balance Sheet
Assets	$71,393,635
Liabilities	$54,216,260
Shareholder equity	$17,177,375

OFFER

        The accompanying Circular is incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer, where not otherwise defined herein, are defined in the Section entitled "Definitions".

October 20, 2009

TO: THE UNITHOLDERS OF SOMERSET ENTERTAINMENT INCOME FUND AND CLASS B LP UNITHOLDERS OF SOMERSET ENTERTAINMENT LIMITED PARTNERSHIP

1.     The Offer

        The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Trust Units and Class B LP Units, including any Trust Units or Class B LP Units that become outstanding after the date of the Offer but before the Expiry Time on the conversion, exchange or exercise of any securities that are convertible into, exchangeable or exercisable for Units, on the basis of and at the election of the Unitholder:

  (a)
  $2.12 in cash per Unit (the "Cash Alternative"); or

  (b)
  0.003 of a Convertible Debenture per Unit (the "Convertible Debenture Alternative"); or

  (c)
  1.1 Fluid Shares for each Unit (the "Share Alternative").

        The maximum amount of cash consideration available under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $21,910,796. However, Locked-Up Unitholders holding an aggregate of 7,476,250 Units have agreed to elect to receive the Convertible Debenture Alternative. Accordingly, if all of the other Unitholders elect to receive the Cash Alternative, there will be enough cash to pay for all of such Units deposited under the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction.

        Any Unitholder who deposits Units under the Offer and does not properly elect the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative with respect to such Units deposited under the Offer, will be deemed to have elected the Share Alternative.

        Fractional Fluid Shares and Convertible Debentures will not be issued in connection with the Offer. Where a Unitholder is entitled to receive Fluid Shares as consideration under the Offer and the aggregate number of Fluid Shares to be issued to such Unitholder would result in a fraction of a Fluid Share being issuable, the number of Fluid Shares to be received by or for the account of such Unitholder will be rounded down to the nearest whole number. Cash will not be paid in lieu of any fractional Fluid Share in any circumstances whatsoever. A Unitholder, who elects to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded to the nearest whole number of Convertible Debentures. Excess Units deposited by such Depositing Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative. By way of example, for every 334 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture under the Convertible Debenture Alternative. If the Depositing Unitholder deposits 344 Units, such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture and 11 Fluid Shares. It is the Offeror's current intention to redeem the Convertible Debentures as soon as practicable.

        The Trust Units are listed for trading on the TSX under the symbol "SOM.UN" and the Fluid Shares are listed for trading on the TSX under the symbol "FMN". The closing prices of the Trust Units and Fluid Shares on October 9, 2009, the last trading day prior to the announcement of the Offeror's intention to make the Offer, was $2.14 and $1.35, respectively. The Cash Alternative represents a premium of approximately 23.5% based on the average closing price of the Trust Units on the TSX for the 20 trading days ended October 9, 2009.

        The Board of Trustees, upon consultation with its financial and legal advisors, has determined that the Cash Alternative is fair and in the best interests of the Fund and the Unitholders (other than Unitholders related to the

Offeror and any Unitholders who have entered into Lock-Up Agreements with the exception of Andy Burgess and Gordon Gibson) and, accordingly, unanimously recommends that Unitholders accept the Cash Alternative and deposit their Units under the Offer.

        Unitholders whose Units are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Units.

        As at October 19, 2009, 14,493,300 Trust Units were issued and outstanding (17,811,531 Trust Units calculated on a fully-diluted basis) and 3,318,231 Class B LP Units were issued and outstanding.

2.     Time For Acceptance

        The Offer is open for acceptance until 6:00 p.m. (Toronto time) on November 25, 2009 or such later time or times and date or dates to which the Offer may be extended in accordance with Applicable Law, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to Applicable Laws, extend the Expiry Time, as described under "Extension, Variation or Change in the Offer" in Section 5 of the Offer. No Units will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

3.     Manner of Acceptance

Trust Units

        Registration of interests in and transfers of Trust Units may currently only be made through a book-entry only system administered by CDS. As such, in order to tender their Trust Units to the Offer, Trust Unitholders must complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee. Trust Unitholders should contact their investment dealer, broker or other nominee for assistance. CDS will be required to complete and return the Letter of Transmittal in respect of all Trust Units deposited under the Offer by CDS Participants on behalf of Trust Unitholders.

        Trust Unitholders whose Trust Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Trust Units.

        All Trust Unitholders whose Trust Units are deposited by CDS through their investment dealer, broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such terms against that Trust Unitholder. A copy of the Letter of Transmittal may be obtained without charge at www.sedar.com or from the Depositary at the address indicated on the last page of the Circular.

Class B LP Units

        The Offer may be accepted by holders of Class B LP Units by delivering, to the Depositary at any of the offices of the Depositary listed in the applicable Letter of Transmittal (printed on BLUE paper for holders of Class B LP Units), so as to be received before the Expiry Time:

  (a)
  the certificate or certificates representing the Class B LP Units in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal (printed on BLUE paper for holders of Class B LP Units) in the accompanying form properly completed and signed as required by the instructions set out in the Letter of Transmittal; and

  (c)
  any other documents specified in the instructions set out in such Letter of Transmittal.

        Unless the procedures for guaranteed delivery set forth below are used, the Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. If the certificate or certificates representing Class B LP Units are not available for deposit prior to the Expiry Time, Class B LP Unitholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

        Except as otherwise provided in the instructions to the applicable Letter of Transmittal or as may be permitted by the Offeror, the signature(s) on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a Person other than the registered holder of the certificate(s) to which the Letter of Transmittal relates, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

        If a Class B LP Unitholder wishes to deposit Class B LP Units under the Offer and either the certificate(s) representing the Class B LP Units are not immediately available or the Unitholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Class B LP Units may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying this Offer (or an executed facsimile thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or before the Expiry Time at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery; and

  (c)
  the certificate(s) representing deposited Class B LP Units, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the depositary at its office in Toronto set forth in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        The Offer will be deemed to be accepted only if the Depositary actually has received the requisite documents at or before the time specified. In all cases, payment for the Class B LP Units deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Class B LP Units, a Letter of Transmittal properly completed and signed covering the Class B LP Units with the signatures guaranteed in accordance with the instructions and rules set out therein, and any other required documents.

        The method of delivery of the certificate(s) representing Class B LP Units, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested.

        Class B LP Unitholders whose Class B LP Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Class B LP Units.

General

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Units and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units (and any Other Property (as defined herein)) and accompanying documents. There is no duty or obligation on the part of the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit of Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        The completion of the Letter of Transmittal by CDS, on behalf of the Depositing Trust Unitholders, and by Depositing Class B LP Unitholders, will constitute a binding agreement between CDS, on behalf of the Depositing Unitholders, and the Offeror and between the Depositing Class B LP Unitholders and the Offeror, in accordance with the terms and conditions of the Offer, including the representation and warranty that: (a) each Depositing Unitholder has full power and authority to deposit, sell, assign and transfer the Units and any Other Property being deposited; (b) each Depositing Unitholder owns the Units and any Other Property being deposited free and clear of any encumbrances and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any such Units (and any Other Property) to any other person; (c) the deposit of such Units (and any Other Property) being deposited complies with Applicable Laws; and (d) if and when such Units (and any Other Property) being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of any encumbrances.

        The execution of the Letter of Transmittal irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholders, and of each Depositing Class B LP Unitholder, with respect to the Units deposited to the Offer on their behalf and not at such time validly withdrawn (the "Deposited Units"), effective from the Expiry Time, with full power of substitution, in the name of and on behalf of CDS and the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of the Special Resolutions. See Section 20 of the Circular, "Acquisitions of Units Not Deposited Under the Offer — Special Resolutions". The power of attorney granted to the Offeror in the Letter of Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consent or directions in respect of the Special Resolutions will only be used and relied upon if the Offeror intends to proceed with the take up and payment of Deposited Units.

        In addition, the execution of the Letter of Transmittal irrevocably constitutes and appoints the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholders, and of each Depositing Class B LP Unitholder, with respect to the Deposited Units taken up by the Offeror (the "Purchased Securities"), including any and all rights and benefits arising from the Purchased Securities, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Purchased Securities, or any of them, on or after the date of the Offer, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Other Property"), effective from and after the time that such Purchased Securities are taken up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest):

  (a)
  to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

  (b)
  to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments or proxy any person or persons as the proxy of CDS, on behalf of the Depositing Trust Unitholders, and as the proxy of such Depositing Class B LP Unitholder, in respect of the Purchased Securities (and any Other Property), for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Depositing Trust Unitholders, and for and in the name of each Depositing Class B LP Unitholder, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Depositing Trust Unitholders, or the Depositing Class B LP Unitholder, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Depositing Unitholders, or of the Depositing Class B LP Unitholder, in respect of such Other Property for all purposes; and

  (d)
  to exercise any other rights of a holder of Purchased Securities (and any Other Property).

        A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Transmittal, that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Depositing Unitholder at any time with respect to the Deposited Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Units (and Other Property) unless the Deposited Units are not taken up and paid for by the Offeror or are validly withdrawn in accordance with "Right to Withdraw Deposited Units" in Section 7 of the Offer.

        A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Transmittal, not (without the Offeror's prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the Offeror's prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions, consents or directions the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Transmittal, that if, on or after the date hereof, the Fund should declare or pay any distribution (other than Permitted Distributions) on the Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Unit that, in each case, is or are payable or distributable to Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a CDS Participant designated by the Offeror, or which is prior to the time of transfer into the name of the Offeror or its nominees or transferees on the register maintained by or on behalf of the Partnership of Class B LP Units, in each case following acceptance thereof for purchase pursuant to the Offer, then the amount of such dividends, distributions (other than Permitted Distributions), payments, rights or interests relating to the Purchased Units deposited to the Offer by CDS or the Depositing Unitholders and not validly withdrawn will be required to be received and held by CDS and the Depositing Unitholders for the account of the Offeror in the event it takes up such Units and by tendering to the Offer a Depositing Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein. Alternatively, if any such dividend, distribution (other than Permitted Distributions), payment, right or interest is delivered or paid to any

Depositing Unitholder, then, if the Offeror takes up and pays for such Depositing Unitholder's Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividend, distribution (other than Permitted Distributions), payment, right or interest from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Unitholder.

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

Further Assurances

        A Depositing Unitholder that accepts the Offer (including by making a book-entry transfer into the Depositary's account with CDS (who is deemed to have completed and submitted a Letter of Transmittal)) covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units and any Other Property to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the maximum extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, and subject to Applicable Laws, and in addition to (and not in limitation of) the Offeror's right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer or Circular", the Offeror has the right to withdraw or terminate the Offer (or amend the Offer to postpone taking-up and paying for Units deposited under the Offer) and will not be required to accept for payment, take up, purchase or pay for any Units deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn that number of Units which constitute at least 66 2/3% of the Units (on a fully-diluted basis) outstanding at the Expiry Time (the "Minimum Tender Condition");

  (b)
  there shall not be in effect at the Expiry Time, any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree or other prohibition enacted, entered, promulgated, issued or enforced by any Governmental Authority which prohibits, restricts or makes illegal making or maintaining the Offer and/or the taking-up and paying for Units deposited under the Offer or completion of any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (c)
  there shall not be pending any suit, action or proceeding before or by any Governmental Authority:

  (i)
  (A) seeking to prohibit or restrict the acquisition by the Offeror of any Units, (B) seeking to restrain or prohibit the take-up and payment for Units or the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, or (C) that would reasonably be expected to have a Material Adverse Effect;

  (ii)
  seeking to prohibit or limit the ownership, control or operation by the Offeror of any material portion of the business or assets of the Fund and the Fund Subsidiaries, taken as a whole, or to compel the Fund or any of the Fund Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Fund and the Fund Subsidiaries, taken as a whole;

  (iii)
  seeking to impose material limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Units, including the right to vote the Units to be acquired by the Offeror on all matters properly presented to Unitholders including with respect to any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction;

  (d)
  there shall not have occurred after the date of the Offer (or, if there does exist or shall have previously occurred, there shall not have been disclosed after the date of the Offer, generally by way of press release and material change report or to the Offeror in writing) any Material Adverse Effect and the Offeror shall have received a certificate of the Fund in form and substance satisfactory to the Offeror, acting reasonably, signed on behalf of the Fund by a senior officer of the Fund (without personal liability) addressed to the Offeror and dated as of the Expiry Time confirming the same;

  (e)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any Fund Public Document filed by or on behalf of the Fund with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes a Material Adverse Effect;

  (f)
  all necessary orders, authorizations or consents which are required under all applicable Securities Laws and the rules and policies of the TSX for the offering, issuance and listing of the Fluid Shares and the Convertible Debentures under the Offer shall have been obtained;

  (g)
  (A) the representations and warranties of the Fund made in or pursuant to the Support Agreement shall be true and correct at the Expiry Time in all respects with the same force and effect as if made at and as of the Expiry Time; and (B) the covenants contained in the Support Agreement to be performed by Fund at or prior to the Expiry Time shall have been performed in all respects, except for untrue or incorrect representations and warranties or breaches which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and the Offeror shall have received a certificate confirming the foregoing, signed for and on behalf of the Fund by a senior officer of the Fund (without personal liability) in form and substance satisfactory to the Offeror and the Offeror's counsel, acting reasonably;

  (h)
  the Support Agreement shall not have been terminated by either the Offeror or the Fund in accordance with its terms;

  (i)
  none of the Lock-up Agreements shall have been terminated by either the Offeror or the Locked-up Unitholders in accordance with their terms; and

  (j)
  all domestic or foreign regulatory approvals, waiting or suspensory periods (including any extensions thereof), waivers, permits, consents (other than Contractual Consents), reviews, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) which are necessary to obtain in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded, each on terms and conditions satisfactory to the Offeror in its sole discretion, or, in the case of waiting or suspensory periods (including any extensions thereof), expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole discretion.

        The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror, in the Offeror's sole discretion, at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have provided that the Offeror may not waive the Minimum Tender Condition without the consent of the Fund. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

        Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery", and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Units deposited under the Offer.

5.     Extension, Variation or Change in the Offer

        The Offer will be open for acceptance until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

        The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, during the period of the Offer (or otherwise as permitted by Applicable Law) to extend the Expiry Time or to otherwise vary the terms of the Offer, by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Time, the Expiry Time shall be, and be deemed to be, so extended. The Offeror, as soon as practicable thereafter, will cause the Depositary to communicate such notice, in the manner set forth under "Notice and Delivery" in Section 11 of the Offer, to all Unitholders whose Units have not been taken up at the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by Applicable Laws and provide a copy of such notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        Where the terms of the Offer are varied (except a variation consisting solely of the waiver of a condition and any extension of the Offer resulting from the waiver), the Offer will not expire before ten (10) days after the notice of such variation has been sent to Unitholders, unless otherwise permitted by Applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by any Governmental Authorities.

        If, at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will promptly give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary to provide a notice of change in the required form in the manner set forth under "Notice and Delivery" in Section 11 of the Offer to all Unitholders whose Units have not been taken up under the Offer at the date of the occurrence of the change, if required by Applicable Law. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and file a copy of the notice of change with the Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

        Notwithstanding the foregoing but subject to Applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been fulfilled or complied with or waived, unless the Offeror first takes up all Units then deposited under the Offer and not withdrawn.

        During any such extension, or in the event of any variation or change in information, all Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under "Right to Withdraw Deposited Units" in Section 7 of this Offer. An extension of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under "Conditions of the Offer" in Section 4 of the Offer.

        If, prior to the Expiry Time, the consideration being offered for the Units under the Offer is increased, the increased consideration will be paid to all Depositing Unitholders whose Units are taken up under the Offer, whether or not such Units were taken up before such increase.

6.     Take Up of and Payment for Deposited Units

        If all the terms and conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all Units validly deposited under the Offer and not properly withdrawn pursuant to Section 7 of the Offer, "Right to Withdraw Deposited Units", as soon as possible, but in any event not later than three (3) Business Days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up and paid for by the Offeror will be taken up and paid for within ten (10) days of such deposit.

        For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Units validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary, at its principal office in Toronto, Ontario, to that effect and as required by Applicable Laws.

        The Offeror reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for any Units or to terminate the Offer and not take up or pay for any Units if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived (to the extent such waiver is permitted in the conditions) by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for the Units in order to comply, in whole or in part, with any applicable laws or regulatory approvals (including stock exchanges and securities or regulatory authorities). The Offeror will not, however, take up and pay for any Units deposited under the Offer unless it simultaneously takes up and pays for all Units then validly deposited under the Offer.

        The Offeror will pay for Units validly deposited under the Offer and not withdrawn by: (i) providing the Depositary with sufficient funds up to the Maximum Cash Consideration (by bank transfer or other means satisfactory to the Depositary); (ii) delivering sufficient certificates representing Convertible Debentures; and/or (iii) delivering sufficient certificates representing Fluid Shares. The Depositary will act as agent of the Unitholders who have deposited Units in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payments to such Unitholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payments by persons depositing Units. Under no circumstances will interest or other amounts accrue or be paid by the Offeror to Depositing Unitholders on the purchase price of such Units purchased by the Offeror, regardless of any delay in making such payment.

        Settlement with each Depositing Unitholder will be effected by the Depositary and the applicable Unitholders by, in the case of a Depositing Trust Unitholder, (a) the Depositary issuing a cheque or wire transfer or other form of payment acceptable to CDS, payable in Canadian funds, representing the cash payment for the securities to which CDS is entitled on behalf of the CDS Participants it represents; (b) CDS issuing a cheque or wire transfer representing the cash payment for the securities to which each CDS Participant, on behalf of Depositing Unitholders, is entitled; (c) CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS participant in the amount of any issued Convertible Debentures; (d) CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of any issued Fluid Shares; and (e) each CDS Participant issuing the Convertible Debentures and/or payment to the Depositing Unitholder that it represents is entitled; or in the case of a Depositing Class B LP Unitholder, by the Depositary issuing a cheque, payable in Canadian funds, representing the cash payment to which such Depositing Class B LP Unitholder is entitled or by issuing Convertible Debentures or Fluid Shares to which such Depositing Class B LP Unitholder is entitled.

        In the case of Class B LP Unitholders, unless otherwise directed in the applicable Letter of Transmittal, any such cheque or certificate(s), as applicable, will be issued in the name of the registered holder of Class B LP Units so deposited. Unless the Person who deposits Class B LP Units instructs the Depositary to hold such cheque or certificate(s), as applicable, for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque or certificate(s), as applicable, will be forwarded by first class mail to such Person at the address specified in the applicable Letter of Transmittal. If no address is specified therein, such cheque or certificate(s), as applicable, will be forwarded to the address of the holder as shown on the Class B LP Unit register maintained by or on behalf of the Partnership. Cheques and certificate(s) mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing. Pursuant to Applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder.

7.     Right to Withdraw Deposited Units

        Withdrawals of Trust Units deposited pursuant to the Offer must be effected via CDS and through a Trust Unitholder's investment dealer, broker or other nominee. A notice of withdrawal of Trust Units deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed notice of withdrawal. Trust Unitholders should contact their investment dealer, broker or other nominee for assistance.

        Withdrawals of Class B LP Units deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the Depositing Class B LP Unitholder and must be actually received by the Depositary at the place of deposit before such Class B LP Units are taken up. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Class B LP Units which are to be withdrawn; (c) must specify such Person's name, the number of Class B LP Units to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Class B LP Units to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Class B LP Units (or Notice of Guaranteed Delivery in respect thereof) before such withdrawal becomes effective. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the applicable Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Class B LP Units deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

        Except as otherwise provided in this Section 7 or otherwise required by Applicable Laws, all deposits of Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Applicable Laws, any Units deposited under the Offer may be withdrawn at the place of deposit by or on behalf of the Depositing Unitholder:

  (a)
  at any time before the Units have been taken up by the Offeror;

  (b)
  if the Units have not been paid for by the Offeror within three (3) Business Days after having been taken up; or

  (c)
  at any time prior to the expiration of ten (10) days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than ten (10) days or a variation consisting solely of a waiver of a condition of the Offer);

is delivered to CDS as the registered holder of all Units, and is mailed, delivered or otherwise properly communicated to Class B LP Unitholders (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Units have not been taken up by the Offeror at the date of the notice of change or notice of variation, as the case may be.

        A Unitholder's investment dealer, broker or other nominee may set deadlines for the withdrawal of Units deposited to the Offer that are earlier than those specified above. Unitholders should contact their investment dealer, broker or other nominee for assistance.

        If the Offeror is delayed in taking up or paying for Units or is unable to take up or pay for Units, then, without prejudice to the Offeror's other rights, Units deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Units may not be withdrawn except to the extent that Depositing Unitholders are entitled to withdrawal rights as set forth in this Section 7.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

        Any Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under "Manner of Acceptance" in Section 3 of the Offer.

        In addition to the foregoing rights of withdrawal, Unitholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See "Offerees' Statutory Rights" in Section 30 of the Circular. Such rights may have to be exercised by CDS on behalf of a Depositing Trust Unitholder. Depositing Trust Unitholders should contact their investment dealer, broker or other nominee for assistance.

8.     Return of Deposited Units

        If any Deposited Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Units will be returned to the Depositing Unitholder as soon as is practicable following the termination of the Offer. The Offeror understands that CDS will credit the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Trust Units.

9.     Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under "Take Up of and Payment for Deposited Units" in Section 6 of the Offer any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the Depositing Unitholder at the office of the Depositary in Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under "Notice and Delivery" in Section 11 of the Offer.

10.   Changes in Capitalization, Dividends, Distributions and Liens

        If, on or after the date of the Offer, the Fund or the Partnership or any other Fund Subsidiary should divide, combine reclassify, consolidate or convert or otherwise change any of the Units or otherwise change its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer entitled "Conditions of the Offer", may make such adjustments as it considers appropriate to the consideration being offered for the Units and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefore) to reflect that division, combination, reclassification, consolidation, conversion or other change.

        Units acquired pursuant to the Offer shall be transferred by the Depositing Unitholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others of any nature or kind whatsoever but together with all rights and benefits arising therefrom, including the right to all Other Property. See "Manner of Acceptance" in Section 3 of the Offer.

        Unitholders will be entitled to Permitted Distributions up to the Expiry Time, whether or not such Unitholders deposit Units to the Offer prior to the Expiry Time. If the Fund or the Partnership should, on or after the date of the Offer, declare or pay any distribution on the Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Unit that is not a Permitted Distribution which is payable or distributable to Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a CDS Participant designated by the Offeror, or which is prior to the time of transfer into the name of the Offeror or its nominees or transferees on the register maintained by or on behalf of the Partnership of the Class B LP Units, in each case following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions, payments, rights or interests relating to Units deposited under the Offer by CDS or the Depositing Class B LP Unitholder and not validly withdrawn will be required to be received and held by CDS or the Depositing Class B LP Unitholder for the account of the Offeror in the event it takes up such Units. Alternatively, if any such distribution, payment, right or interest is delivered or paid to any Depositing Unitholder, then, if the Offeror takes up and pays for such Depositing Unitholders' Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution, payment, right or interest from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Unitholder.

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice and unless otherwise specified by Applicable Laws, any notice that the Offeror or the Depositary may give or cause to be given to Unitholders under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and to the registered holders of Class B LP Units and, unless otherwise specified by Applicable Laws, will be deemed to have been received on the first Business Day following mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Unitholders and notwithstanding any interruption of mail services in Canada following mailing.

        The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to its CDS Participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

        If mail service is interrupted following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to Applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Unitholders if it is published once in the National Edition of The Globe and Mail or The National Post or it is given to the CNW Group for dissemination through its facilities.

        Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address of the Depositary in Toronto, Ontario listed in the Letter of Transmittal.

12.   Acquisition of Units Not Deposited Under the Offer

        If the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror currently intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Units not deposited under the Offer. In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to amend the Declaration of Trust as described under "Special Resolutions". The Declaration of Trust permits such amendments and the Special Resolutions to be approved in writing by Unitholders holding 66 2/3% or more of the outstanding Units. The execution of the Letter of Transmittal by CDS, on behalf of Depositing Trust Unitholders, and by Depositing Class B LP Unitholders, irrevocably approves the Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Special Resolutions as is described below under "Special Resolutions". Accordingly, by tendering to the Offer, Depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and the amendments to the Declaration of Trust to be implemented in order to permit the Offeror to acquire all of the Units not deposited under the Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

Compulsory Acquisition

        Section 13.13 of the Declaration of Trust and Section 3.23 of the Limited Partnership Agreement currently permit the Offeror to acquire the Units not deposited under the Offer, for the same consideration per Unit as payable under the Offer if within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by the holders of at least 90% of the outstanding Trust Units (on a fully-diluted basis). If a Compulsory Acquisition is available, the Offeror may acquire the Units not deposited under the Offer pursuant to those procedures, as amended in the manner described herein. The Offeror agrees to be bound by the provisions of Section 13.13 of the Declaration of Trust, in its current form or as amended by the Special Resolutions, with respect to the Offer. See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Compulsory Acquisition".

        The Offeror currently intends to cause the Fund to amend the provisions of Section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice (as opposed to on the expiry of the 21 day period after the sending of the Offeror's Notice) and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit that the Offeror would have paid to the Dissenting Offerees if they had deposited those Units under the Offer and that Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units. If the Offeror elects to proceed by way of Compulsory Acquisition, it is the current intention of the Offeror to provide the Offeror's Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units. See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Special Resolutions".

Subsequent Acquisition Transaction

        If the Compulsory Acquisition described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions, the Offeror currently intends to cause the Fund to amend Section 13.13 of the Declaration of Trust to provide for a Subsequent Acquisition Transaction, which may be effected immediately if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the Units calculated on a fully-diluted basis. Following the amendment to the Declaration of Trust contemplated by the Special Resolutions, it is the current intention of the Offeror to avail itself of a Subsequent Acquisition Transaction to acquire the Units not deposited under the Offer. If the Offeror elects to proceed with a Subsequent Acquisition Transaction, the consideration payable to acquire the remainder of the Units would be at least equal in value and in the same form as the consideration paid by the Offeror per Unit under the Offer and Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction, it is the current intention of the Offeror to provide the Offeror's Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units. See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Subsequent Acquisition Transaction".

Other Alternatives

        If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives to acquire the remaining Units that were not deposited under the Offer. Such alternatives could include, to the extent permitted by Applicable Laws, purchasing additional Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Fund, or taking no further action to acquire additional Units. Any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Units under the Offer. See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Other Alternatives".

Special Resolutions

        The execution of the Letter of Transmittal irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholders, and of Depositing Class B LP Unitholders, with respect to Units deposited under the Offer and not at such time validly withdrawn, effective from and after the Expiry Time, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Trust Unitholders, and of Depositing Class B LP Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

  (a)
  amending section 13.13 of the Declaration of Trust to provide that a Subsequent Acquisition Transaction may be effected if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Trust Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

  (b)
  amending section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer. Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units;

  (c)
  approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

  (d)
  amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

  (e)
  directing the Board of Trustees and the directors and/or officers of the Fund Subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

  (f)
  authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

        The Offeror has applied for relief from the OSC and AMF under MI 61-101 from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Declaration of Trust as amended by the Special Resolutions; and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or Subsequent Acquisition Transaction, provided that minority approval shall have been obtained by the Special Resolution rather than at a meeting of Unitholders. See Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer — Subsequent Acquisition Transaction". The Offeror may apply for such other relief from applicable securities laws as it deems necessary or appropriate in the circumstances.

        If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction, the Offeror would expect to seek Unitholder approval of the Special Resolutions at a special meeting of the Unitholders to be called for such purpose or in writing as permitted by the Declaration of Trust and Canadian securities legislation. In those circumstances, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Units and the approval of a majority of the votes cast by "minority" Unitholders (including Units deposited under the Offer by "minority" Unitholders) would be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction, or the written approval of the holders of 66 2/3% of the Units and the written approval of the holders of a majority of the Units held by "minority" Unitholders (including Units deposited under the Offer by "minority" Unitholders) of those Special Resolutions would be required. The Offeror would cause Units acquired under the Offer to be voted in favour of the Special Resolutions and the Subsequent Acquisition Transaction.

13.   Market Purchases

        The Offeror intends to, directly or indirectly, acquire or cause an affiliate to acquire beneficial ownership of Units as permitted by Applicable Law, at any time beginning on the third Business Day following the date of the Offer and from time to time before the Expiry Time. Under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, the Offeror may purchase Units other than under the terms of the Offer provided:

  (a)
  the aggregate number of Units beneficially acquired does not exceed 5% of the outstanding Units as of the date of the Offer;

  (b)
  the purchases are made in the normal course through the facilities of the TSX;

  (c)
  the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 immediately after the close of business of the TSX on each day in which Units have been purchased; and

  (d)
  the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their respective agents.

        Purchases pursuant to Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        In no event will the Offeror make any such purchases of Units through the facilities of the TSX until the third clear trading day following the date of the Offer.

        Although the Offeror has no present intention to sell Units purchased under the Offer, the Offeror reserves the right to make or to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Units after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104.

14.   Other Terms of the Offer

        No Person has been authorized to give any information or make any representation on behalf of the Offeror or its affiliates other than as contained in the Offer and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror. No stockbroker, investment dealer or other Person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer.

        The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Unitholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

        The Offer and all contracts resulting from the acceptance of the Offer shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

        This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

        In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

        The provisions of the Circular, each Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including the satisfaction of the conditions of the Offer), the Circular, each Letter of Transmittal and the Notice of Guaranteed Delivery the validity of any acceptance of the Offer and the validity of any withdrawals of Units.

        The Offeror reserves the right to transfer, in whole or in part, to one or more of its affiliates or related entities the right to purchase all or any portion of the Units deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of persons depositing Units to receive payment for Units validly deposited and accepted for payment pursuant to the Offer.

DATED: October 20, 2009

FLUID MUSIC CANADA, INC.
(Signed) LORNE ABONY Lorne Abony Chairman, President and Chief Executive Officer

CIRCULAR

        This Circular is furnished in connection with the accompanying Offer dated October 20, 2009 by the Offeror to purchase, upon the terms and subject to the conditions of the Offer, all of the outstanding Trust Units and Class B LP Units, including any Units that may become outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of securities of the Fund or the Fund Subsidiaries that are convertible into or exchangeable or exercisable for Units. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular have the meanings set out under the caption "Definitions".

        The information concerning the Fund contained in the Offer and the Circular has been taken from or is based upon publicly available documents or records of the Fund on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to the Fund taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to the Fund taken from or based upon such documents and records, or for any failure by the Fund to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning the Fund is given as at October 19, 2009.

1.     The Offeror

        The Offeror was continued under the Canadian Business Corporations Act on June 17, 2008 under the name Fluid Music Canada, Inc. The head office of the Offeror is located at 7825 Fay Ave., Suite LL-A, La Jolla, California, 92037. The registered office of the Offeror is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9. The Offeror is a reporting issuer in each of the provinces and territories of Canada (where such concept exists) except Quebec. The Fluid Shares are listed for trading on the TSX under the trading symbol "FMN".

        The Offeror, formerly Fluid Music, Inc., completed its initial public offering of 13,500,000 common shares on June 19, 2008. The Offeror is a leading private label music aggregation and distribution company, providing music solutions to both business and individual consumers. The Offeror has compiled a music library of over five million songs, free of digital rights management restrictions, from a diverse network of producers, including major label, independent and emerging artists. The Offeror's revenue model is comprised largely of programming and broadcasting services for retail and hospitality businesses through Trusonic. The Offeror's objective is to grow its business by monetizing its music catalogue through a range of sales channels and partners.

        On October 17, 2007, the Offeror acquired 100% of the outstanding shares of Trusonic, a provider of subscription-based in-store background music and messaging services to retail businesses, and which is now Fluid's primary revenue driver. On December 21, 2007, the Offeror purchased certain assets of a privately held online digital music retail company called Audio Lunchbox, LLC. These acquisitions transitioned the Offeror's revenue source from emerging artists to businesses and individual consumers.

        For further information regarding the Offeror, reference is made to the Offeror's filings with the Canadian Securities Regulatory Authorities available on SEDAR at www.sedar.com and specifically to the Fluid Annual Information Form. See also "Documents Incorporated by Reference" in Section 11 of the Circular.

2.     Somerset Entertainment Income Fund

        The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 8, 2005 by a declaration of trust, which was amended and restated on March 18, 2005. The business of the Fund is conducted through Somerset Corporation. The registered and head offices of the Fund and Somerset Corporation are located at 20 York Mills Road, Suite 600, Toronto, Ontario M2P 2C2.

        Somerset is the leading North American producer and distributor of specialty music sold through nontraditional retailers using interactive displays. Somerset also sells original hit compilations through interactive displays. It has an active network of over 24,600 interactive displays installed in 18,800 locations including 10,700 mass merchant store locations, 3,500 specialty chain store locations and 4,600 gift stores in North America. Somerset's customers include leading retailers such as Wal-Mart, Target, Costco, Bed Bath & Beyond and Shoppers Drug Mart.

        The Fund is a reporting issuer or the equivalent in all provinces and territories of Canada (where such concept exists). The Trust Units are listed for trading on the TSX under the symbol "SOM.UN".

        The authorized capital of the Fund consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. A Special Voting Unit does not entitle the holder thereof to any interest or unit in the Fund, in any distribution from the Fund (whether of income of the Fund, net realized capital gains or other amounts) or in the net Fund assets in the event of a termination or winding-up of the Fund. Special Voting Units are only issued in connection with or in relation to exchangeable Class B LP Units and other exchangeable securities that may be issued by Fund Subsidiaries (collectively, "Exchangeable Units"). A Special Voting Unit is issued in conjunction with and is attached to each Exchangeable Unit and is evidenced only by the certificate or certificates representing such Exchangeable Units. Each Special Voting Unit entitles the holder of record thereof to that number of whole votes (rounded down to the nearest whole vote) at all meetings of Unitholders that is equal to the number of Trust Units into which the Exchangeable Units to which such Special Voting Unit relates is, directly or indirectly, exchangeable (other than in respect of Exchangeable Units that have been so exchanged and are held by the Fund or an affiliate thereof). Upon the exchange, conversion or cancellation of an Exchangeable Unit, the Special Voting Unit that is attached to such Exchangeable Unit is immediately cancelled for no consideration. As at October 19, 2009, 14,493,300 Trust Units were issued and outstanding and 3,318,231 Class B LP Units were issued and outstanding (17,811,531 Trust Units calculated on a fully-diluted basis).

        For further information regarding the Fund, reference is made to the Fund's filings with the Canadian Securities Regulatory Authorities available on SEDAR at www.sedar.com.

3.     Background to the Offer

        In the summer of 2008, Fluid expressed an interest in acquiring the Fund. On July 14, 2008, Fluid and the Fund entered into both a letter of intent and a confidentiality and standstill agreement (the "Confidentiality Agreement") relating to a potential acquisition by Fluid of the business of the Fund. On September 25, 2008, discussions between the parties ceased.

        In August 2009, Mr. Abony re-initiated contact with Mr. Burgess, Chief Executive Officer and a Trustee of the Fund. Several meetings and discussions were held during the month of August among Messrs. Burgess, Gibson, Ardell and Martin (each also a trustee of the Fund), on behalf of the Fund, and Messrs. Abony and Rivkin, on behalf of Fluid, during which various strategic alternatives were discussed. During these discussions, the parties acknowledged the merits of any proposed transaction between Fluid and the Fund proceeding on a co-operative basis, and structured in a manner reflecting a very high degree of deal certainty. These discussions terminated on August 31, 2009, on which date the representatives of the Fund communicated that the Fund was unwilling to enter into further discussions with Fluid except in the context of a strategic process pursuant to which Fluid would be required to enter into a further standstill covenant (the standstill covenant contained in the Confidentiality Agreement having expired in July 2009).

        During the month of September 2009, Mr. Abony held confidential discussions with certain Unitholders with a view to determining the basis upon which they respectively would support a strategic acquisition of the Fund by Fluid.

        On September 29, 2009, Messrs. Abony and Rivkin met with Messrs. Burgess, Gibson, Ardell and Martin to discuss whether the Fund would consider supporting an offer by Fluid to acquire all of the outstanding Units on the basis of: (a) $1.75 in cash per Unit up to a maximum cash amount of $3.5 million, (b) 1.1 Fluid Shares per Unit, or (c) 0.003 of a Convertible Debenture per Unit; such offer having a minimum tender condition of 50.1%. At this Meeting, Messrs. Abony and Rivkin indicated that while Unitholders having control or direction over approximately 46% of the outstanding Units had expressed their willingness to support such a transaction, it was Fluid's strong preference that any such transaction proceed on a co-operative basis, as had always been previously discussed. Given the foregoing, Messrs. Abony and Rivkin advised that while Fluid would be unwilling to participate in any further strategic process, should the Fund agree to support such a proposed transaction the Offeror would not require the customary deal protections such as non-solicitation covenants or termination fees.

        On September 30, 2009, the parties met again by teleconference to discuss the proposal. At this meeting, Mr. Burgess stated that the Board of Trustees appreciated the merits of a strategic merger of the Fund and Fluid but, that in order for it to support any such transaction, the Fund desired that: (a) the amount of cash consideration to be offered per Unit be increased and the total amount of cash available also be increased such that all Unitholders electing the Cash Alternative might receive cash without pro-ration, and (b) the minimum tender condition be increased from a simple majority to two-thirds of the outstanding Trust Units (on a fully diluted basis).

        On October 1, 2009, Messrs. Abony and Rivkin advised Messrs. Burgess and Gibson that Fluid might be prepared to increase the amount and quantum of cash consideration to $2.12 per Unit and in a manner such that all Unitholders electing the Cash Alternative might receive cash without pro-ration, and to increase the minimum tender condition to two-thirds; provided, among other things, that: (a) Fluid and the Fund could agree to mutually acceptable terms of support and co-operation, (b) Messrs. Burgess and Gibson agree to support the transaction by agreeing to tender their respective Units thereto and to remain as employees of the Fund for an acceptable period thereafter, and (c) Fluid could arrange acquisition financing for such a transaction.

        Between October 2 and October 12, 2009, the Fund and the Offeror, together with their legal counsel, negotiated and settled the terms of the Support Agreement and related documentation. During this same period, the Offeror, together with its legal counsel, negotiated and settled the final terms of the Lock-up Agreements and sought and settled the terms of the Financing Stand-by Commitment required to complete the transaction.

        On October 11, 2009, the Offeror's board of directors unanimously approved proceeding with the proposed Offer and the Financing Stand-by Commitment, and authorized the entering into of the Support Agreement and the Lock-Up Agreements.

        The Support Agreement and the Lock-Up Agreements were finalized and executed by the Fund and the Offeror on the evening of October 12, 2009 and the Offer publicly announced prior to the open of markets on October 13, 2009.

4.     Benefits of and Reasons to Accept the Offer

        The Offeror believes that the Offer is in the best interests of Unitholders for a number of reasons, including the following: (1) the Offer creates immediate value for Unitholders, (2) the combined businesses are synergistic, and (3) the combined business will be better positioned to address the opportunity and challenges of growing a digital music business.

5.     Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for Units deposited under the Offer, the Offeror currently intends to acquire any Units not deposited by way of a Compulsory Acquisition, if available, or by way of a Subsequent Acquisition Transaction, in each case for consideration per Unit at least equal in value to and in the same form as the consideration paid to Unitholders under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Units acquired by the Offeror under the Offer. Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of the Fund and the Fund Subsidiaries, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms.

        See "Acquisition of Units Not Deposited Under the Offer" in Section 20 of the Circular.

6.     Plans for the Fund

        If the Offer is accepted and the Offeror acquires all of the outstanding Units, the Offeror and its affiliates intend to complete a detailed review of the Fund and the Fund Subsidiaries and their respective assets, structures, capitalizations, operations, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by the Fund with those carried on by the Offeror and seeking to maximize potential synergies.

        If permitted by Applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Trust Units from the TSX and, subject to applicable securities laws, to cause the Fund to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer. See "Effect of the Offer on the Market for Trust Units and Stock Exchange Listing" in Section 18 of the Circular. See also "Acquisition of Units Not Deposited Under the Offer" in Section 20 of the Circular.

7.     Source of Offered Consideration

        The Offeror estimates that if it acquires all of the Units pursuant to the Offer and is required to pay the maximum amount of cash payable under the Cash Alternative pursuant to the Offer, the total amount of cash required for the purchase of such Units and to cover related fees and expenses will be approximately $25 million. The Offeror will use its cash and cash equivalents to pay a portion of the cash consideration for Units acquired under the Offer and has entered into subscription agreements with Mr. Lorne Abony, Mr. Andrew Rivkin and Player Enterprises Ltd. to sell up to $12,736,000 aggregate principal amount of 8.0% unsecured subordinated debentures due 3 years following the date of issuance of the Offeror to fund the balance of the cash consideration under the Offer (the "Financing Stand-by Commitment"). Such purchasers have agreed to purchase such debentures for $706.66 per $1,000 principal amount of debentures; representing the amount a Convertible Debenture could be acquired by such purchasers were they to acquire Units at the cash offer price of $2.12 per Unit and subsequently tender such Units for Convertible Debentures under the Offer. The Financing Stand-by Commitment is conditional upon the Offeror having taken up the Units deposited in accordance with the terms of the Offer. The Financing Stand-by Commitment will only be drawn as required to pay cash consideration to Unitholders who elect the Cash Alternative. The Stand-by Commitment may be terminated by the purchasers if the Offer is withdrawn or not completed within 120 days of the Offer being commenced and by the Offeror or the purchasers, if any condition to the Offer, as set out in the Support Agreement, is not satisfied at the Expiry Time and the Offeror has not elected to waive such condition. The purchasers will be paid an aggregate of $450,000 (being 5% of the aggregate subscription price) by the Offeror as consideration for providing the Stand-by Commitment. Shareholders of the Offeror as of the close of business on October 9, 2009 (being the last day trading day on the TSX prior to the announcement of the Offer) who were eligible to acquire securities on a private placement basis pursuant to applicable securities laws were given the opportunity to participate in the Financing Stand-by Commitment. However, only one shareholder (Player Enterprises Ltd.) expressed an interest and agreed to participate.

        The Offeror will also issue Fluid Shares and Convertible Debentures to or for the account of the Unitholders who tender their Units under the Offer and elect the Share Alternative or the Convertible Debenture Alternative. Fractional Fluid Shares and Convertible Debentures will not be issued in connection with the Offer. Where a Unitholder is entitled to receive Fluid Shares as consideration under the Offer and the aggregate number of Fluid Shares to be issued to such Unitholder would result in a fraction of a Fluid Share being issuable, the number of Fluid Shares to be received by or for the account of such Unitholder will be rounded down to the nearest whole number. Cash will not be paid in lieu of any fractional Fluid Share in any circumstances whatsoever. Where a Unitholder is entitled to receive Convertible Debentures as consideration under the Offer, the Unitholder will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded down to the nearest whole number of Convertible Debentures. By way of example, for every 334 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture under the Convertible Debenture Alternative. If the Depositing Unitholder deposits 344 Units such Unitholder will be entitled to receive one whole $1,000 Convertible Debenture and 11 Fluid Shares will be issued such Unitholder.

8.     Summary Historical Unaudited Pro Forma Condensed Consolidated Financial Information

        The tables set out below include a summary of (i) the Offeror's historical consolidated financial information as at and for the fiscal years ended December 31, 2008 and 2007 and the Offeror's consolidated unaudited interim financial information as at and for the six month periods ended June 30, 2009 and 2008, (ii) the Fund's historical financial information as at and for the fiscal years ended December 31, 2008 and 2007, and (iii) unaudited pro forma condensed consolidated financial information for the Offeror as at and for the six-month period ended June 30, 2009 and for the fiscal year ended December 31, 2008. The historical financial information of the Offeror as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from the Offeror's audited consolidated financial statements, and the historical financial information of the Offeror as at and for the six month periods ended June 30, 2009 and 2008 has been derived from the Offeror's unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com. The historical financial information for the Fund as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from the Fund's audited financial statements, which are available on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma condensed consolidated financial statements were derived.

        The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of the Offeror and the accompanying notes thereto attached as Schedule "A" to the Circular. The summary unaudited pro forma condensed consolidated financial statement information for the Offeror gives effect to the proposed acquisition of the Fund as if such acquisition had occurred as at June 30, 2009 for the purposes of the pro forma condensed consolidated balance sheet information and as at January 1, 2008 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2008 and the six-month period ended June 30, 2009. In preparing the unaudited pro forma condensed consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of the Offeror to identify accounting policy differences between the Fund and the Offeror where the impact was potentially material and could be reasonably estimated. Management of the Offeror believes that the accounting policies of the Offeror and the Fund used in the preparation of these pro forma consolidated financial statements are substantially consistent. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of the Offeror and accompanying notes included in Schedule "A" to the Circular.

 Summary of Consolidated Financial Information of the Offeror
(Expressed in U.S. dollars, unless otherwise noted)

	For the Year Ended December 31		For the six months ended June 30
	2008	2007	2009	2008
Consolidated Statement of Operations
Revenue	$4,641,442	$1,070,372	$2,703,735	$2,028,474
Loss from operations	$(12,197,534)	$(9,003,764)	$(1,850,308)	$(6,813,765)
Net loss	$(19,399,305)	$(10,099,278)	$(1,834,362)	$(10,358,479)
Net loss per share (basic and diluted)	$(0.43)	$(0.63)	$(0.03)	$(0.28)

	As at Year Ended December 31		As at June 30, 2009
	2008	2007	2009	2008
Consolidated Balance Sheet
Assets	$20,971,480	$10,308,837	$19,035,429	$29,970,243
Liabilities	$5,803,751	$9,050,543	$5,355,284	$6,752,196
Shareholder equity	$15,167,729	$1,258,294	$13,680,145	$23,218,047

Summary of Consolidated Financial Information of the Fund
(Expressed in thousands of Canadian dollars except for per Unit amounts)

	For the Year Ended December 31
	2008	2007
Consolidated Statement of Operations
Revenue	$85,566	$96,304
Loss from operations	$15,059	$20,500
Net (loss) income	$(10,922)	$9,686
Net loss per Unit (basic and diluted)	$(0.76)	$(0.67)

	As at Year Ended December 31
	2008	2007
Consolidated Balance Sheet
Assets	$62,667	$86,283
Liabilities	$40,636	$38,809
Unitholder equity	$15,881	$36,694
Non-controlling interest	$6,150	$10,780

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of the Offeror
(Expressed in U.S. dollars)

	For the Year Ended December 31 2008	For the six months ended June 30, 2009
Consolidated Statement of Operations
Revenue	$85,424,303	$33,339,131
Total costs and operating expenses	$89,731,993	$34,440,104
Loss from operations	$(4,307,960)	$(1,100,973)
Net (loss) income	$(36,841,259)	$(3,789,259)
Net loss per share (basic and diluted)	$(0.82)	$(0.07)

As at June 30, 2009
Consolidated Balance Sheet
Assets	$71,393,635
Liabilities	$54,216,260
Shareholder equity	$17,177,375

9.     Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures

Authorized and Outstanding Capital

        Currently the authorized capital of the Offeror consists of an unlimited number of Fluid Shares and an unlimited amount of preferred shares issuable in series. As of the date of this Circular, 52,521,804 Fluid Shares were issued and outstanding. No preferred shares are issued and outstanding.

Distribution Policy

        The Offeror has not paid any cash dividends with respect to its common shares, and it is unlikely that the Offeror will pay any dividends on the common shares in the foreseeable future. The Offeror intends to retain all earnings in the near to mid term to fund the development and growth of its business. Any future determination relating to its dividend policy will be at the discretion of the Offeror's board of directors and will depend on the Offeror's results of operations, financial condition, capital requirements and other factors deemed relevant.

Common Shares

        Each Fluid Share entitles the holder thereof to receive notice of any meetings of shareholders, and to attend and to cast one vote per Fluid Share at all such meetings. Holders of Fluid Shares do not have cumulative voting rights and are entitled to receive dividends, after the payment of any dividends payable to the holders of preferred shares, if, as and when declared by the board of directors of the Offeror at its discretion from funds legally available therefore and, upon liquidation, dissolution, or winding up of the affairs of the Offeror, holders of Fluid Shares will be entitled to share ratably in the assets available for distribution to such shareholders, after the payment of all liabilities and subject to the prior rights of holders of preferred shares.

        The Offeror may at any time or times purchase or otherwise acquire all or any part of the Fluid Shares, which shares so purchased or otherwise acquired may then at the discretion of the board of directors be cancelled or returned to the status of authorized and unissued shares.

Preferred Shares

        The preferred shares will be issuable by the board of directors of the Offeror from time to time in one or more series. Subject to the Offeror's constating documents, the board of directors will, prior to issue, fix the number of shares of each series and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, the right to receive dividends (which may be cumulative, non-cumulative or partially cumulative, and variable or fixed), the currency of the payment of dividends (if any), the rights of redemption, as well as the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction, any voting rights, any conversion rights, any rights to receive the remaining property of the Offeror upon dissolution, liquidation or winding-up, any sinking fund or purchase fund and any other provision attaching to any such series of the preferred shares. As of the date of this Circular, no preferred shares are issued or outstanding.

Convertible Debentures

        The Convertible Debentures will be issued under an indenture (the "Indenture") to be entered into between the Company and a Canadian trust company (the "Indenture Trustee"). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. The Offeror will provide copies of the Indenture to prospective investors upon request. The Indenture will also be available for inspection at the offices of the Indenture Trustee and will be filed on SEDAR. Particular provisions of the Indenture, which are referred to in this Circular, are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference.

General

        The aggregate principal amount of Convertible Debentures authorized for issuance under the Indenture will be limited to $65,000,000. Unless previously converted, redeemed or purchased, as described below, the Convertible Debentures will mature 3 years following the date such debentures are first issued (the "Maturity Date"). The Convertible Debentures will be issued in denominations of $1,000 or in integral multiples thereof. The principal amount of the Convertible Debentures is payable on the Maturity Date in cash or, at the Offeror's option and subject to satisfaction of certain conditions, by delivery of Fluid Shares or a combination of cash and Fluid Shares as further described below under "Method of Payment". The Convertible Debentures will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the Indenture Trustee.

        The Convertible Debentures will bear interest at the rate of 8% per year on the principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable in arrears annually on the anniversary of the date of issue of such Convertible Debentures (the "Interest Payment Date"). The final Interest Payment Date will be the Maturity Date. Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day. Interest will cease to accrue on a Convertible Debenture upon its redemption, purchase or repayment on the Maturity Date.

        Convertible Debentures may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the Indenture Trustee. No service charge will be made for any registration of transfer or exchange of Convertible Debentures. However, the Offeror may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

TSX Listing

        The Offeror has applied to list the Convertible Debentures and the Fluid Shares issuable upon conversion or maturity of the Convertible Debentures on the TSX. Listing will be subject to the Offeror fulfilling all of the requirements of the TSX.

Rank and Security

        The Convertible Debentures will be direct, unsecured obligations of the Offeror subordinated in right of payment to the prior payment of any senior indebtedness of the Offeror, but will rank equally with one another and with all other unsecured and subordinated indebtedness of the Offeror (including debentures issued under the Financing Stand-by Commitment), except as prescribed by law. Subject to restrictions on future financings as described below, the Indenture will not limit the Offeror's ability to incur additional indebtedness, including indebtedness that ranks senior to the Convertible Debentures, or from mortgaging, pledging or charging the Offeror's properties to secure any indebtedness.

        Subject to any provisions contained in any senior indebtedness of the Offeror or any of its Subsidiaries, holders of a majority of the outstanding aggregate principal amount of Convertible Debentures can elect to secure the Convertible Debentures with the Units purchased under the Offer (the "Security"), which security arrangements would be implemented, on a commercially reasonable efforts basis, within 30 days.

        Such Security will be limited in recourse to the Units or any substitute securities, to the extent applicable. The Offeror will be required to ensure that there are "substitute securities" subject to such Security, in the event that any reorganization is undertaken and the Units are redeemed and/or replacement securities are issued, unless already encumbered and subject to any provisions contained in any senior indebtedness of the Offeror or any of its subsidiaries. If required by a senior lender to the Offeror or any of its subsidiaries, such Security will be subordinated to any senior indebtedness of the Offeror or its subsidiaries, as the case may be, including without limitation, any security given to the lenders of any operating facility of the Fund, including the Fund Credit Agreement.

Conversion Right

        Holders may convert their Convertible Debentures at any time into Fluid Shares prior to the Maturity Date based on an initial conversion ratio of 334 Fluid Shares per $1,000 principal amount of Convertible Debentures (equivalent to an initial conversion price of approximately $3.00 per Fluid Share). Holders of Convertible Debentures will receive accrued and unpaid interest thereon up to, but excluding, the date of conversion. Upon conversion, the Offeror may offer and the converting holder of Convertible Debentures may agree to the delivery of cash for all or a portion of the Convertible Debentures surrendered in lieu of Fluid Shares. A Convertible Debenture for which a holder has delivered a Change of Control purchase notice, as described below, requiring the Offeror to purchase the Convertible Debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture. A holder may convert fewer than all of such holder's

Convertible Debentures so long as the Convertible Debentures converted are an integral multiple of $1,000 principal amount of Convertible Debentures.

        A holder of a Convertible Debenture otherwise entitled to a fractional Fluid Share will receive cash equal to the fraction of the Fluid Share multiplied by the Current Market Price as at the date of conversion.

        The ability to convert Convertible Debentures will expire at the close of business on the Business Day immediately preceding the Maturity Date.

Conversion Rate Adjustments

        The Offeror will adjust the conversion rate in accordance with the Indenture for certain events, including: (i) the issuance of Fluid Shares as a dividend or distribution to holders of Fluid Shares; (ii) subdivisions and combinations of Fluid Shares; (iii) the issuance to all holders of Fluid Shares of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase Fluid Shares, or securities convertible into Fluid Shares, at less than, or having a conversion price per Fluid Share less than, the Current Market Price of the Fluid Shares; (iv) the distribution to all holders of Fluid Shares of shares in the capital of the Offeror, other than Fluid Shares, or evidences of the Offeror's indebtedness or the Offeror's assets, including securities, but excluding those rights and warrants referred to above, those rights issued pursuant to a shareholder rights plan and dividends and distributions paid exclusively in cash; (v) the payment of a dividend or other distribution consisting exclusively of cash to all holders of Fluid Shares; and (vi) the payment to all holders of Fluid Shares of cash or any other consideration in respect of a tender offer, take over bid or exchange offer for Fluid Shares by the Offeror or any of the Offeror's subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per Fluid Share exceeds the Current Market Price of the Fluid Shares on the date of expiry of such tender offer, take over bid or exchange offer.

        The Offeror will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, the Offeror will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. The Offeror will not make any adjustments if holders of Convertible Debentures are permitted to participate in the transactions described above in clauses (i) through (vi), on a basis that is similar to holders of Fluid Shares, which would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of Fluid Shares or any securities convertible into or exchangeable for Fluid Shares or carrying the right to purchase Fluid Shares or any such security.

        If the Offeror is a party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination pursuant to which the Fluid Shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a Convertible Debenture into Fluid Shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Convertible Debenture immediately prior to the transaction.

Redemption

        Prior to the Maturity Date, the Convertible Debentures may be redeemed, in whole at any time or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice at a price equal to the principal amount outstanding on such Convertible Debentures, together with accrued and unpaid interest thereon.

        In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Indenture Trustee on a pro rata basis or in such other manner as the Indenture Trustee deems equitable, subject to the consent of the TSX. If any debentures issued under the Financing Stand-by Commitment are still outstanding at such time of redemption, such debentures issued under the Financing Stand-by Commitment will be redeemed pro rata with outstanding Convertible Debentures.

        It is the Offeror's current intention to redeem the Convertible Debentures as soon as practicable.

Purchase for Cancellation

        The Offeror may, to the extent permitted by applicable law, at any time purchase the Convertible Debentures in the open market or by tender at any price or by private agreement. Any Convertible Debenture purchased by the Offeror will be surrendered to the Indenture Trustee for cancellation. Any Convertible Debentures surrendered to the Indenture Trustee may not be reissued or resold and will be cancelled immediately.

Change of Control

        In the event of a Change of Control, the Offeror shall be required to offer to purchase all of the outstanding Convertible Debentures (a "Change of Control Purchase Offer") on the date (the "Change of Control Purchase Date") that is 30 Business Days after the date of such offer, at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest, if any, to, but not including, the purchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the Convertible Debentures on the relevant record date.

        Under the Indenture, a "Change of Control" means the acquisition by a Person that is not an affiliate of the Offeror, or group of such Persons acting jointly and in concert, of common shares of the Offeror (and/or securities convertible into common shares of the Offeror) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such Person or group of Persons) greater than 66 2/3% of the common shares of the Offeror.

        Beneficial ownership will be determined in accordance with the Securities Act (Ontario). The term "person" in the Indenture includes any syndicate or group that would be deemed to be a "person" under the Securities Act (Ontario).

        The Offeror could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control for purposes of the Indenture but that could increase the amount of the Offeror's or its subsidiaries' outstanding indebtedness.

        The Offeror's ability to purchase Convertible Debentures upon a Change of Control may be limited by the terms of its then outstanding credit agreements.

Method of Payment

        On redemption or repayment on the Maturity Date of the Convertible Debentures, the Offeror will repay the indebtedness represented by the Convertible Debentures by paying to the Indenture Trustee in cash the amount required to repay the principal amount of the outstanding Convertible Debentures, together with accrued and unpaid interest thereon. However, the Offeror may, at its option, subject to the satisfaction of certain conditions described below, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Debentures, together with accrued and unpaid interest thereon, that are to be repaid on the Maturity Date, by issuing and delivering Fluid Shares to the holders of Convertible Debentures.

        The number of Fluid Shares a holder will receive in respect of each Convertible Debenture will be determined by dividing the principal amount of the Convertible Debentures that are to be repaid on the Maturity Date in Fluid Shares, together with accrued and unpaid interest, by 80% of the Current Market Price of the Fluid Shares, adjusted to take into account the occurrence, during the period for which the Current Market Price is calculated, of certain events described under "Conversion Right — Conversion Rate Adjustment" that would result in an adjustment of the conversion rate with respect to the Fluid Shares. No fractional Fluid Shares will be issued on repayment on the Maturity Date but in lieu thereof, the Offeror shall satisfy fractional interests by a cash payment equal to the fraction of the Fluid Share multiplied by the Current Market Price of the Fluid Shares.

        The Offeror may not satisfy its obligation to pay the principal amount of a Convertible Debenture, together with accrued and unpaid interest thereon, by delivering Fluid Shares or a combination of cash and Fluid Shares unless the Offeror satisfies the requirements of applicable securities laws and certain other conditions, as provided in the Indenture, prior to the Maturity Date, including the following conditions: (i) no event of default shall have occurred and be continuing under the Indenture; (ii) the Fluid Shares to be issued upon repayment on the Maturity Date of Convertible Debentures shall be qualified for distribution under the applicable securities laws of each province of Canada; and (iii) the Fluid Shares to be issued upon the Maturity Date of Convertible Debentures shall be listed on the TSX or a national securities exchange or quoted in an inter-dealer quotation system of any registered national securities association.

        If the conditions are not satisfied with respect to a holder prior to the close of business on the applicable payment date, the Offeror will make the required payment entirely in cash. If the Offeror elects to satisfy any amount payable on repayment on the Maturity Date of the Convertible Debentures by issuing Fluid Shares, the Offeror will provide notice of such election to the holders of Convertible Debentures not more than 60 Business Days and not less than 30 Business Days before the payment date.

        The Offeror may not change the form of components or percentages of consideration to be paid for the Convertible Debentures once it has given the notice that it is required to give holders of Convertible Debentures, except in certain circumstances. When the Offeror determines the actual number of Fluid Shares in accordance with the foregoing procedures, it will issue a press release on a national newswire and publish such information on its website.

        As the Current Market Price of the Fluid Shares will be determined prior to the applicable payment date, holders of the Convertible Debentures will bear the market risk with respect to the value of the Fluid Shares to be received from the date such price is determined to such payment date.

Events of Default

        The Indenture will provide that each of the following events will constitute an event of default: (i) default in the payment of any principal amount or any redemption price, purchase price, or Change of Control purchase price due with respect to the Convertible Debentures, when the same becomes due and payable; (ii) default in payment of any interest under the Convertible Debentures, which default continues for 30 days; (iii) default in the delivery when due of all cash and any Fluid Shares or other consideration payable upon conversion with respect to the Convertible Debentures, which default continues for 30 days; (iv) the Offeror's failure to comply with any of the Offeror's other agreements in the Convertible Debentures or the Indenture upon the Offeror's receipt of notice of such default from the Indenture Trustee or from holders of not less than 25% in aggregate principal amount of the Convertible Debentures, and the failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice; (v) default in the payment of principal when due or resulting in acceleration of other indebtedness of the Offeror for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $5 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to the Offeror by the Indenture Trustee or to the Offeror and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Convertible Debentures, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and (vi) certain events of bankruptcy, insolvency or reorganization affecting the Offeror.

        If an event of default has happened and is continuing, either the Indenture Trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Debentures then outstanding may declare the principal of the Convertible Debentures and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the Convertible Debentures together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Future Financings

        Subject to the following sentence, the Offeror will be prohibited from completing a financing, except if the "use of proceeds" from such financing is to redeem the Convertible Debentures or the debentures issued under the Financing Stand-by Commitment. However, notwithstanding the foregoing, the Offeror may effect a financing: (i) at any time for the purposes of retiring or replacing any current operating lines or credit facilities of the Fund or the Fund Subsidiaries (including the Fund Credit Agreement) or any other operating lines or credit facilities that replace any current operating lines or credit facilities of the Fund or the Fund Subsidiaries (including the Fund Credit Agreement) to a maximum of $20,000,000; (ii) at or prior to the issuance of Convertible Debentures in connection with the take-up of Units pursuant to the Offer including, without limitation, issuing the debentures under the Financing Stand-by Commitment, if required; or (iii) at any time after the issuance of Convertible Debentures with respect to any agreement, understanding, arrangement or otherwise in respect of a transaction that is entered into prior to the issuance of the Convertible Debentures. For greater certainty, trade and similar payables incurred in the ordinary course of business are not considered indebtedness or a financing for the purposes of future financings.

Canadian Withholding Taxes

        The Offeror will make payments on account of the Convertible Debentures without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax ("Canadian Taxes"), unless the Offeror is required by law or the interpretation or administration thereof, to withhold or deduct Canadian Taxes. For greater certainty, should the Offeror be required by law or the interpretation or administration thereof to withhold or deduct an amount on account of Canadian Taxes in respect of any payment made with Fluid Shares, the Offeror shall be entitled to withhold and immediately liquidate such number of Fluid Shares necessary in order to meet its withholding and remittance obligations.

Modifications

        The Indenture Trustee and the Offeror may amend the Indenture or the Convertible Debentures with the consent of the holders of not less than a majority in aggregate principal amount of the Convertible Debentures then outstanding. Without the consent of any holder of Convertible Debentures, the Indenture Trustee and the Offeror may amend the Indenture in certain circumstances, including: (i) to evidence a successor to the Offeror and the assumption by that successor of the Offeror's obligations under the Indenture and the Convertible Debentures; (ii) to add to the Offeror's covenants for the benefit of the holders of the Convertible Debentures or to surrender any right or power conferred upon the Offeror; (iii) to secure the Offeror's obligations in respect of the Convertible Debentures or adding a guarantor for the Convertible Debentures; (iv) to evidence and provide the acceptance of the appointment of a successor Indenture Trustee under the Indenture; (v) to comply with the requirements of Canadian laws applicable to trust indentures; (vi) to cure any ambiguity, omission, defect or inconsistency in the Indenture; or (vii) to make any change that does not adversely affect the rights of the holders of the Convertible Debentures in any material respect.

        The holders of a majority in aggregate principal amount of the outstanding Convertible Debentures may, on behalf of, and with the effect of binding, all the holders of all Convertible Debentures: (i) waive compliance by the Offeror with restrictive provisions of the Indenture, including the Security, as detailed in the Indenture; or (ii) waive any past default under the Indenture and its consequences.

Discharge of the Indenture

        The Offeror may satisfy and discharge the Offeror's obligations under the Indenture in certain circumstances including by delivering to the Indenture Trustee for cancellation all outstanding Convertible Debentures or by depositing with the Indenture Trustee, or the paying agent, if applicable, after the Convertible Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or Fluid Shares (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding Convertible Debentures and paying all other sums payable under the Indenture.

Calculations in Respect of Convertible Debentures

        The Offeror is responsible for making all calculations called for under the Convertible Debentures. These calculations include, but are not limited to, determination of the average market prices of Fluid Shares. The Offeror will make all these calculations in good faith and, absent manifest error, the Offeror's calculations are final and binding on holders of Convertible Debentures. The Offeror will provide a schedule of the Offeror's calculations to the Indenture Trustee, and the Indenture Trustee is entitled to conclusively rely upon the accuracy of the Offeror's calculations without independent verification.

No Personal Liability of Directors, Officers, Employees, Subsidiaries, Incorporators and Shareholders

        No director, officer, employee, subsidiaries, incorporator or shareholder of the Offeror, as such, shall have any liability for any of the obligations of the Offeror under the Convertible Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Convertible Debentures by accepting a Convertible Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Convertible Debentures.

Governing Law

        The Indenture and the Convertible Debentures are governed by and construed in accordance with the laws of the Province of Ontario. The Offeror has submitted to the non-exclusive jurisdiction of any court of the Province of Ontario for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Convertible Debentures.

Form of Convertible Debentures

        Convertible Debentures will be issued in the form of one or more fully-registered global Convertible Debentures (the "Global Convertible Debentures") held by, or on behalf of, CDS or its successor, as custodian for CDS Participants.

        Convertible Debentures will be represented in the form of Global Convertible Debentures registered in the name of CDS or its nominee. Purchasers of Convertible Debentures represented by Global Convertible Debentures will not receive Convertible Debentures in definitive form. The Convertible Debentures will be represented only in "book-entry only" form (unless the Offeror, in its sole discretion, elects to prepare and deliver definitive Convertible Debentures in fully-registered form). Beneficial interests in the Global Convertible Debentures, constituting ownership of the Convertible Debentures, will be represented through book entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect CDS Participants. Each recipient of a Convertible Debenture represented by a Global Convertible Debenture will receive a customer confirmation of issue from the institution from whom the customer has their brokerage account in accordance with the practices and procedures of the institution. The practices of the institutions may vary, but generally customer confirmations are issued promptly after receipt of the Convertible Debentures as consideration pursuant to the Offer. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants having interests in Global Convertible Debentures.

        The Convertible Debentures represented by Global Convertible Debentures will be issued to beneficial owners of Convertible Debentures in registered and definitive form ("Definitive Convertible Debentures") if: (i) CDS notifies the Offeror that it is unwilling or unable to continue as depository in connection with the Global Convertible Debentures; (ii) at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Offeror has not appointed a qualified successor within 90 days; (iii) if the Offeror elects, in its sole discretion, to terminate the book-entry system; or (iv) if an event of default under the Indenture has occurred and is continuing, provided that CDS Participants acting on behalf of beneficial owners representing, in the aggregate, more that 25% of the aggregate principal amount of the Convertible Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Indenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Transfer and Exchange of Convertible Debentures

        Transfers of beneficial ownership in Convertible Debentures represented by Global Convertible Debentures will be effected through records maintained by CDS for such Global Convertible Debentures or its nominees (with respect to interests of CDS Participants) and on the records of CDS Participants (with respect to interests of persons other than CDS Participants). Unless the Offeror elects in its sole discretion to prepare and deliver Definitive Convertible Debentures, beneficial owners who are not CDS Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Convertible Debentures may do so only through CDS Participants in CDS's book-entry system.

        The ability of a beneficial owner of an interest in a Convertible Debenture represented by a Global Convertible Debenture to pledge the Convertible Debenture or otherwise take action with respect to such owner's interest in a Convertible Debenture represented by a Global Convertible Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

        Registered holders of Definitive Convertible Debentures may transfer such Convertible Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Definitive Convertible Debentures to the Indenture Trustee for the Convertible Debentures at its principal office in Toronto or such other city or cities as may from time to time be designated by the Offeror whereupon new Definitive Convertible Debentures will be issued in authorized denominations in the same aggregate principal amount as the Definitive Convertible Debentures so transferred, registered in the names of the transferees. No transfer or exchange of a Definitive Convertible Debenture will be registered during the period from the date of any selection by the Indenture Trustee of any Convertible Debentures to be redeemed or during the 15 preceding days or thereafter until the close of business on the date upon which notice of redemption of such Convertible Debentures is given. In addition, no transfer or exchange of any Convertible Debentures which have been selected or called for redemption will be registered.

Payments

        Payments of interest and principal on each Global Convertible Debenture will be made to CDS or its nominee, as the case may be as the registered holder of the Global Convertible Debenture. As long as CDS or its nominee is the registered owner of a Global Debenture, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Convertible Debenture for the purposes of receiving payments of interest and principal on the Convertible Debentures and for all other purposes under the Indenture and the Convertible Debentures. Interest payments on Global Convertible Debentures will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.

        The Offeror understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit CDS Participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Convertible Debenture as shown on the records of CDS or its nominee. The Offeror also understands that payments of interest and principal by CDS Participants to the owners of beneficial interest in such Global Convertible Debenture held through such CDS Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such CDS Participants. The Offeror's responsibility and liability in respect of payments on Convertible Debentures represented by the Global Convertible Debentures is limited solely and exclusively, while the Convertible Debentures are registered in global form, to making payment of any interest and principal due on such Global Convertible Debenture to CDS or its nominee.

        If Definitive Convertible Debentures are issued instead of or in place of a Global Debenture, payments of interest on each Definitive Convertible Debenture will be made by the Offeror or by the Indenture Trustee as paying agent for the Offeror. Payment of principal on the Maturity Date will be made at the principal office of the Indenture Trustee in Toronto (or in such other city or cities as may from time to time be designated by the Offeror) against surrender of the Definitive Convertible Debentures, if any.

Debentures

        The terms of the debentures issued under the Financing Stand-by Commitment are substantially equivalent to those of the Convertible Debentures, save and except for: (i) the conversion features attaching to the latter; (ii) the debentures will not be listed on the TSX; and (iii) the Offeror will not be able to satisfy its obligation to repay all or any portion of the principal amount of the debentures, together with accrued and unpaid interest thereon, by issuing and delivering Fluid Shares to holders of the debentures. The debentures will not be issued under an indenture.

Pro Forma Fluid Shares Outstanding

        The following table sets forth the number of currently outstanding Fluid Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of the Offeror attached as Schedule "A" hereto.

	# of Fluid Shares	# of Fluid Shares on a fully- diluted basis(2)	% Upon Completion of the Offer	% Upon Completion of Offer on a fully- diluted basis(2)
Pro Forma Fluid Shares Outstanding
Existing Fluid Shares (as of October 19, 2009)	52,521,804	—	100	87.5
Fluid Shares to be Issued under the Offer to Existing Unitholders (as of October 19, 2009)(1)	—	7,476,250	—	12.5
TOTAL	52,521,804	59,998,054	100	100

(1)
Assumes that all Units are deposited under the Offer and that all Unitholders elect the Cash Alternative (other than those Locked-Up Unitholders who have agreed to elect the Convertible Debenture Alternative in the Lock-Up Agreements).

(2)
Assumes that all Convertible Debentures are converted to Fluid Shares.

Consolidated Capitalization

        The following table sets forth the Offeror's consolidated capitalization as at June 30, 2009, adjusted to give effect to any material changes (if any) in the capital of the Offeror since June 30, 2009, the date of the Offeror's most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements attached as Schedule "A" hereto and the notes attached thereto, the unaudited consolidated financial statements of the Offeror for the three month period ended June 30, 2009, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

	As at June 30, 2009	As at June 30, 2009 After Giving Effect to the Offer(1)
Pro Forma Offeror Capitalization
Number of Fluid Shares	52,521,804	52,521,804
Retained earnings (deficit)	$(41,443,012)	$(41,443,012)
Convertible Debentures and Financing Stand-by Commitment	—	$23,704,353
Total capitalization	$13,680,145	$45,607,358

(1)
Assumes that all Units are deposited under the Offer and that all Unitholders elect the Cash Alternative (other than those Locked-Up Unitholders who have agreed to elect the Convertible Debenture Alternative in the Lock-Up Agreements).

Previous Purchases and Sales

        The Offeror has not purchased or sold any of its securities during the 12 month period preceding the date of the Offer.

Price Range and Trading Volumes of the Fluid Shares

        The Fluid Shares are listed and posted for trading on the TSX under the symbol "FMN". The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Fluid Shares on the TSX:

	High ($)	Low ($)	Volume
2009
October 1 to October 9	1.60	1.31	196,900
September	1.55	1.16	888,000
August	1.49	0.92	1,014,800
July	1.14	0.48	2,371,200
June	0.95	0.45	747,600
May	0.95	0.45	747,600
April	0.95	0.63	564,600
March	0.60	0.26	948,900
February	0.60	0.26	311,800
January	0.40	0.25	816,800
2008
December	0.37	0.17	1,365,200
November	0.40	0.25	647,200
October	0.79	0.30	1,557,600

        The Trust Units are listed for trading on the TSX under the stock symbol "SOM.UN". The closing price of the Trust Units and Fluid Shares on October 9, 2009, the last trading day prior to the announcement of the Offer, was $2.14 and $1.35, respectively. The Cash Alternative represents a premium of approximately 23.5% based on the volume weighted average trading price of the Trust Units on the TSX for the 20 trading days ended October 9, 2009.

10.   Earnings Coverage Ratio

        The Offeror's earnings coverage ratio is less than one-to-one. The pro forma consolidated net earnings required to achieve an earnings coverage ratio of one-to-one would be US$9,084,507 for the 12 months ended December 31, 2008 and US$2,312,204 for the 6 months ended June 30, 2009.

        The following table sets forth the pro forma earnings coverage ratio for the 12 months ended December 31, 2008 and the 6 months ended June 30, 2009. The earnings coverage ratios set forth below were prepared in accordance with applicable Canadian disclosure requirements based on the Offeror's audited financial statements for the 12 months ended December 31, 2008 and the 6 months ended June 30, 2009 and in accordance with Canadian generally accepted accounting principles.

	12 months ended December 31, 2008	6 months ended June 30, 2009
Earnings Coverage Ratio — Pro Forma	-2.82:1	-0.46:1

        The Offeror's interest requirement after giving effect to the Offer and assuming that all Units are deposited under the Offer and that all Unitholders elect the Cash Alternative (other than those Locked-Up Unitholders who have agreed to elect the Convertible Debenture Alternative in the Lock-Up Agreements), is US$9,084,507 for the 12 months ended December 31, 2008 and US$2,312,204 for the 6 months ended June 30, 2009. The Offeror's loss before interest and income tax for the 12 months ended December 31, 2008 was US$25,646,136 which is -2.82 times the Offeror's interest requirement for this period. The Offeror's loss before interest and income tax for the 6 months ended June 30, 2009 was US$1,059,556 which is -0.46 times the Offeror's interest requirement for this period. The amount of earnings before interest and taxes required to achieve an earnings coverage ratio of one-to-one would have been US$9,084,507 for the 12 months ended December 31, 2008 and US$2,312,204 for the 6 months ended June 30, 2009.

11.   Documents Incorporated By Reference

        The following documents of the Offeror, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

  (a)
  the Fluid Annual Information Form;

  (b)
  the management information circular dated June 1, 2009 prepared in connection with the annual and special meeting of Shareholders held on June 29, 2009;

  (c)
  the audited consolidated financial statements of the Offeror, including the notes thereon, and together with the auditors' report, as at December 31, 2008 and 2007 and for each of the fiscal years ended December 31, 2008 and 2007;

  (d)
  the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2008;

  (e)
  the unaudited restated consolidated interim financial statements, including the notes thereon, for the three and six months ended June 30, 2009; and

  (f)
  the restated management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2009.

        Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of these documents with respect to the Offeror may be obtained on request without charge from the Corporate Secretary of the Offeror at 7825 Fay Ave., Suite LL-A, La Jolla, California, 92037 or Telephone: 310-665-9878 and are also available electronically on SEDAR at www.sedar.com.

        All material change reports (other than confidential reports) and all other documents of the type referred to above filed by the Offeror with Canadian Securities Regulatory Authorities after the date of the Circular are deemed to be incorporated by reference into the Circular. Other than the announcement of the Offer, the Offeror is not aware of any information that indicates any material change in the affairs of the Offeror since the date of the last published financial statements of the Offeror.

        Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

12.   Ownership of and Trading in Securities of the Fund

        None of the Offeror or any of its directors or officers (as the case may be) or, to the knowledge of the Offeror, after reasonable enquiry: (a) any associate or affiliate of such directors or officers, (b) any entity holding more than 10% of any class of equity securities of the Offeror or its associates or affiliates, (c) any other insider of the Offeror, or (d) any entity acting jointly or in concert with the Offeror, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of the Fund or the Partnership.

        During the six-month period preceding the date of the Offer, no Units have been traded by the Offeror or any of its directors or officers or, to the knowledge of the Offeror, after reasonable enquiry: (a) any associate or affiliate of such, directors or officers, (b) any entity holding more than 10% of any class of equity securities of the Offeror or its associates or affiliates, (c) any other insider of the Offeror, or (d) any entity acting jointly or in concert with the Offeror.

13.   Commitments to Acquire Units of the Fund

        Other than pursuant to the Offer and the Lock-Up Agreements, none of the Offeror, or any director or officer of the Offeror, or to the knowledge of the Offeror, any associate or affiliate of any such director or officer, any entity holding more than 10% of any class of equity securities of the Offeror or its associates or affiliates, any other insider of the Offeror, or any entity acting jointly or in concert with the Offeror, has entered into any agreement, commitment or understanding to acquire any equity securities of the Fund or the Partnership, except as otherwise disclosed in the Offer and Circular.

14.   Arrangements, Agreements or Understandings

        Except for the Support Agreement (described below) and the Lock-Up Agreements (described below) or as otherwise disclosed in the Offer and Circular there are: (a) no agreements, commitments or understandings made or proposed to be made between the Offeror, its associates or affiliates and any of the trustees of the Fund or any directors of the general partner of the Partnership and there are no payments or other benefits that are proposed to be made or given by the Offeror or its associates or affiliates by way of compensation for loss of office or as to such person's remaining in or retiring from office if the Offer is successful; and (b) no agreements, commitments or understandings, formal or informal, made or proposed to be made between the Offeror, its associates or affiliates and any securityholder of the Fund or the Partnership with respect to the Offer, or between the Offeror, its associates or affiliates and any other person or company with respect to any securities of the Fund or the Partnership in relation to the Offer.

        Except as disclosed in the Circular, there is no agreement, commitment or understanding between the Offeror and the Fund or the Partnership relating to the Offer or of which the Offeror is aware that could affect control of the Fund or the Partnership, including an agreement with change of control provisions, a security holder agreement or a voting trust agreement that the Offeror has access to and that can reasonably be regarded as material to a Unitholder in deciding whether to deposit securities under the Offer.

Support Agreement

        On October 12, 2009, the Offeror and the Fund entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which the Fund agrees to recommend that Unitholders accept the Cash Alternative. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by the Offeror with the applicable Canadian securities regulatory authorities and is available at www.sedar.com.

The Offer and Support for the Cash Alternative

        The Offeror agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement. The Fund has confirmed in the Support Agreement that the Board of Trustees, upon consultation with its financial and legal advisors, has determined that the Cash Alternative is fair to Unitholders (other than Unitholders related to the Offeror and any Unitholders who have entered into Lock-Up Agreements with the exception of Andy Burgess and Gordon Gibson) and is in the best interests of the Fund and the Unitholders and, accordingly, recommends that Unitholders accept the Cash Alternative and deposit their Units under the Offer.

Board Representation

        Promptly upon the payment by the Offeror for such number of Units representing at least 66 2/3% of the outstanding Units at the Expiry Time and from time to time thereafter, the Offeror shall be entitled, subject to the Declaration of Trust, to designate for replacement such number of members of the Board of Trustees, and any committees thereof which would constitute a majority of the Board of Trustees and any committee thereof as is proportionate to the percentage of the outstanding Units owned by the Offeror, and the Fund shall not frustrate the Offeror's attempts to do so. The Fund further covenants in the Support Agreement to cooperate with the Offeror, subject to Applicable Laws, to enable the Offeror's designees to be elected or appointed to the Board of Trustees and to constitute a majority of the Board of Trustees, including at the request of the Offeror by its reasonable efforts to increase the size of the Board of Trustees and/or secure the resignations of such number of trustees as is necessary for the Offeror's designees to be elected or appointed by the Board of Trustees. These provisions shall apply mutatis mutandis to the board and committees or similar governing entities of each Fund Subsidiary.

Conduct of the Business of the Fund

        The Fund covenants and agrees in the Support Agreement that prior to the earlier of: (i) the appointment or election to the Board of Trustees of persons designated by the Offeror who represent a majority of the trustees of the Fund; and (ii) the termination of the Support Agreement, the Fund shall, and shall cause each of the Fund Subsidiaries to, conduct its business or other activity only in, not take any action except in, and maintain its facilities in the ordinary course.

Termination

        The Support Agreement may be terminated by notice in writing:

  (a)
  at any time prior to the effective time by mutual consent of the Offeror and the Fund;

  (b)
  by either the Offeror or the Fund if any Applicable Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

  (c)
  by the Fund if the Offeror shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of the Offeror shall have been or become inaccurate in any material respect and such failure to perform or inaccuracy is (a) reasonably likely to prevent, restrict or materially delay consummation of the Offer and (b) not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Expiry Time;

  (d)
  by the Offeror if (i) the Fund has breached in a material respect any other covenant or obligation under the Support Agreement, or (ii) any representation or warranty made by the Fund in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute or could not reasonably be expected to constitute, or could not reasonably be expected to result in, a Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer, or that, if the Offer were consummated, could reasonably be expected to have a material adverse effect on the Offeror; provided that such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

  (e)
  by the Offeror or the Fund if the Minimum Tender Condition is not satisfied or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by the Offeror in accordance with the terms of the Support Agreement);

  (f)
  by the Offeror if there shall have occurred after the date of the Support Agreement (or if there does exist or shall have previously occurred, there shall not have been disclosed after the date hereof, generally by way of press release and material change report or to the Offeror in writing) any Material Adverse Effect; or

  (g)
  by the Fund or the Offeror, if the Offeror has not taken up and paid for Units deposited under the Offer within 90 days after the date of the Offer; provided, however, that if the Offeror's take up and payment for Units deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent (other than Contractual Consents) or approval which is necessary to permit the Offeror to take up and pay for Units deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Fund pursuant to this provision until the earlier of (i) 120 days after the date the Offer is commenced, and (ii) the 10th business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable, and provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement.

Standstill

        If the transactions contemplated in the Support Agreement are not consummated as a result of the Offeror requiring the approval of its shareholders and the Offeror's shareholders do not approve the transactions contemplated in the Support Agreement, during the period of 3 months from the date of termination of the Support Agreement, neither the Offeror nor any of its affiliates will, directly or indirectly, without the prior written consent of the Board of Trustees: (a) acquire or agree to acquire or make any offer or proposal to acquire any Units; (b) solicit any proxies from the holders of Units or form, join, or in any way participate in a group to so solicit or otherwise attempt to influence the conduct of management of the Company or of the holders of Units; (c) make any proposal for or offer of an extraordinary transaction (including, without limitation, by way of a take-over bid, tender or exchange offer, amalgamation, merger or other business combination) involving the Fund or any of its affiliates or their respective securities or assets; or (d) assist, advise or encourage any person in doing any of the foregoing, provided, however, that the foregoing provisions shall no longer apply upon the earlier to occur of: (a) the date the Fund approves or enters into or announces the approval or entering into, of an agreement, transaction or proposal with a person (a "Supported Acquiror") other than the Offeror, a person under common control with the Offeror or a person acting jointly or in concert with the foregoing, having as its object the acquisition, directly or indirectly, of: (i) such number of the outstanding Units as would, when added to the Units of the Supported Acquiror, a person under common control with the Supported Acquiror or a person acting jointly or in concert with the foregoing, constitute a sufficient number of Units to control the Fund; or (ii) a material portion of the assets of the Fund, and (b) the date a person other than the Offeror, a person under common control with the Offeror or a person acting jointly or in concert with the foregoing publicly announces a bona fide take-over bid for more than 50% of the outstanding Units not already owned by such person or its affiliates.

Expense Reimbursement

        If the transactions contemplated in the Support Agreement are not consummated as a result of the Offeror requiring the approval of its shareholders and the Offeror's shareholders do not approve the transactions contemplated in the Support Agreement, the Offeror shall pay to the Fund its reasonable and documented out-of-pocket expenses not to exceed $500,000 plus 50% of its reasonable and documented out-of-pocket expenses between $500,000 and $750,000, in each case incurred by the Fund since September 1, 2009 in connection with the transactions contemplated by the Offer.

LTIP Units

        Subject to the receipt of all necessary regulatory approvals, the Fund shall make such amendments to the LTIP, if any, as may be necessary, and take all such other steps as may be necessary or desirable, to cause all of the Unvested LTIP Units to conditionally vest on an accelerated vesting basis in order to permit the Units underlying the Unvested LTIP Units to be tendered under the Offer, conditional upon the Offeror agreeing to take-up such Units. Holders of Unvested LTIP Units will be permitted to tender Units issuable thereunder conditional upon the Offeror taking-up and paying for the Units under the Offer, which Unvested LTIP Units shall be deemed to have been vested and the Units issuable thereunder shall be deemed to have been tendered under the Offer concurrently with the take-up of and payment for Units and all Units that are to vest in such manner shall be acceptable as validly tendered under the Offer, provided that the holders of such Unvested LTIP Units indicate that the Units are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Units.

Trustees' and Officers' Insurance

        The Fund will purchase non-cancellable run-off trustees' and officers' liability insurance providing protection comparable to the protection provided by policies maintained by the Fund in effect immediately prior to the effective time in favour of present and former trustees and officers of the Fund and the Fund Subsidiaries and providing protection in respect of claims arising from facts or events which occurred prior to the effective time for a period of six years after the effective time. The obligation to obtain and provide run-off trustees' and officers' insurance is intended to be for the benefit of the trustees of the Fund and is in keeping with the Fund's obligations to each of them pursuant to the terms of the indemnification agreement entered into by the Fund with each of the trustees. Accordingly, each trustee is entitled to enforce this covenant against the Fund and its successor for the benefit of that trustee.

Lock-Up Agreements

        Each Lock-Up Agreement sets forth, among other things, the terms and conditions upon which each Locked-Up Unitholder has agreed, among other things, to deposit under the Offer all of the Units legally or beneficially owned or controlled by the Locked-Up Unitholder. The following is a summary of the principal terms of the Lock-Up Agreements. This summary is qualified in its entirety by the terms of the Lock-Up Agreements, copies of which were filed by the Offeror with the applicable Canadian securities regulatory authorities and are available at www.sedar.com.

        The Locked-Up Unitholders legally or beneficially own or control, in the aggregate, 11,762,236 Units (representing approximately 66% of the outstanding Units). The Locked-Up Unitholders have agreed not to withdraw such Units from the Offer except and unless the Lock-Up Agreements are terminated in accordance with their terms.

        The following is a summary of the principal terms of the Lock-Up Agreements.

        Acceptance of the Offer.    Pursuant to the Lock-Up Agreements, each of the Locked-Up Unitholders has agreed to deposit or cause to be deposited under the Offer all of the Units legally or beneficially owned or controlled by the Locked-Up Unitholder within 5 Business Days of the mailing of this Circular, and thereafter except as may be permitted under the Lock-Up Agreement not withdraw or permit the Locked-Up Unitholder's Units to be withdrawn from the Offer. In the event that a Locked-Up Unitholder subsequently obtains any additional Units, such Units shall likewise be deposited under the Offer on or before the fifth business day after they are acquired. Locked-Up Unitholders holding an aggregate of 7,476,250 Units have agreed to elect the Convertible Debenture Alternative, Locked-Up Unitholders holding an aggregate of 3,551,786 Units have agreed to elect the Cash Alternative and Locked-Up Unitholders holding an aggregate of 734,200 Units have agreed to elect either the Convertible Debenture Alternative or the Cash Alternative.

        Termination of the Lock-up Agreements.    Each of the Lock-Up Agreements may be terminated in certain circumstances, including:

  (a)
  at any time by mutual consent of the Locked-Up Unitholder and the Offeror;

  (b)
  by the Locked-Up Unitholder, if the Offeror has not taken up and paid for Units deposited under the Offer within 90 days after the date of the Offer; provided, however, that if the Offeror's take up and payment for Units deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Units deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up

    Agreement shall not be terminated by the Locked-Up Unitholder until the earlier of (i) 120 days after the date the Offer is commenced, and (ii) the 10th business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

  (c)
  by the Locked-Up Unitholder at any time if the Offer is modified in a manner contrary to the terms of the Lock-Up Agreement;

  (d)
  by the Locked-Up Unitholder, if a Competing Bid (as defined below) is made for 100% of the outstanding Units that offers consideration per Unit payable in cash and/or freely tradable and liquid securities (and in the case of the Locked-Up Unitholders holding Class B LP Units, listed securities) that is greater than $3.25;

  (e)
  by the Offeror if the Locked-Up Unitholder has not materially complied with its covenants to the Offeror contained in the Lock-Up Agreement;

  (f)
  by the Offeror if any of the representations and warranties of the Locked-Up Unitholder contained in the Lock-Up Agreement is untrue or inaccurate in any material respect;

  (g)
  in the case of the Locked-Up Unitholders holding Class B LP Units, by the Locked-Up Unitholder if any of the representations and warranties of the Offeror contained in the Lock-Up Agreement is untrue or inaccurate in any material respect; or

  (h)
  by the Offeror or the Locked-Up Unitholder, if any term or condition of the Offer is not satisfied at the Expiry Time of the Offer and the Offeror has not elected to waive such condition.

        Covenants of the Locked-Up Unitholders.    Each Locked-Up Unitholder has agreed that it shall not, until the earlier of: (i) the termination of the Lock-Up Agreement; and (ii) the Expiry Time, except in accordance with the terms of the Lock-Up Agreement:

  (a)
  grant or agree to grant any proxy or other right to the Units, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Units to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

  (b)
  directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise (as applicable), make, solicit, assist, initiate, encourage, or otherwise facilitate any inquiries, the submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever regarding a potential competing proposal for the acquisition of the Units (a "Competing Bid"), participate in any material discussions or negotiations regarding any Competing Bid, or otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

  (c)
  option, sell, transfer, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Units or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer; and

  (d)
  not take any action to encourage or assist any other person to do any of the prohibited acts referred to in foregoing provisions.

        Each of the Locked-Up Unitholders has also agreed that it shall, until the earlier of: (i) the termination of the Lock-Up Agreement; and (ii) the Expiry Time, except in accordance with the terms of the Lock-Up Agreement:

  (a)
  immediately cease any existing discussions or negotiations it is engaged in with any parties other than the Offeror with respect to any Competing Bid; and

  (b)
  exercise the voting rights attaching to the Locked-Up Unitholder's Units and otherwise use the Locked-Up Unitholder's commercially reasonable efforts in the Locked-Up Unitholder's capacity as a Unitholder to oppose any proposed action by the Fund, its Unitholders, any of its subsidiaries or any other person: (i) in respect of any amalgamation, merger, sale of the Fund's or its affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, or other business combination or similar transaction involving the Fund or any of its subsidiaries other than the Offer; (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up and payment of the Locked-Up Unitholder's Units deposited under the Offer or the successful completion of the Offer, including without limitation any amendment to the constating documents of the Fund, its subsidiaries or its organizational structure; or (iii) which would reasonably be expected to result in a material adverse effect in respect of the Fund.

15.   Benefits from the Offer

        To the knowledge of the Offeror, no person named under "Ownership of and Trading in Securities of the Fund" in Section 12 of the Circular, will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Unitholder who participates in the Offer.

16.   Material Changes and Other Information

        The Offeror has no information that indicates any material change in the affairs of the Fund since the date of the last published financial statements of the Fund other than as has been publicly disclosed by the Fund. The Offeror has no knowledge of any material fact concerning securities of the Fund that has not been generally disclosed by the Fund or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Unitholders to accept or reject the Offer.

17.   Certain Information Concerning the Fund and the Trust Units

Authorized and Outstanding Capital

        The authorized capital of the Fund is comprised of an unlimited number of Trust Units and Special Voting Units. As of October 19, 2009, there were 14,493,300 Trust Units and 3,318,231 Special Voting Units outstanding (or 17,811,531 Trust Units calculated on a fully-diluted basis).

Distribution Policy and Record

        Based solely on publicly available information, the Fund made regular monthly cash distributions of its distributable cash to Trust Unitholders of record on the last Business Day of each month to and including June 2009. From January 31, 2006 to July 31, 2006, the Fund paid monthly cash distributions of $0.0833 per Trust Unit, from August 31, 2006 to December 31, 2008, the Fund paid monthly cash distributions of $0.0800 per Trust Unit and from January 31, 2009 to June 30, 2009, the Fund paid monthly cash distributions of 0.0167 per Trust Unit to Trust Unitholders.

Price Range and Trading Volumes of the Trust Units

        The following table sets forth, for the six months preceding the date of the Offer, the reported high and low daily trading prices and the aggregate volume of trading of the Trust Units on the TSX:

	High ($)	Low ($)	Volume
2009
October 1 to October 9	2.36	1.66	111,400
September	1.80	1.47	96,900
August	1.60	1.30	114,100
July	1.64	1.25	89,800
June	1.36	1.15	370,800
May	1.27	1.10	76,800
April	1.20	1.10	89,900
March	1.25	0.93	83,300

Prior Distributions of Trust Units

        Based solely on the Fund's publicly available information, the Offeror believes that since the date of the Fund's initial public offering on March 18, 2005, the Fund completed the following distributions of Trust Units:

Date of Distribution	Number of Units	Purchase Price	Aggregate proceeds received by the Fund
December 31, 2005	4,200,000	$7.75 per Trust Unit	$32,550,000
December 2005	218,900	$9.00 per Trust Unit	$1,650,000

Previous Purchases and Sales of Trust Units

        Based solely on the Fund's publicly available information, the Offeror believes that during the 12 months preceding the date of the Offer, the Fund has not purchased or sold any Trust Units or other securities.

18.   Effect of the Offer on the Market for Trust Units and Stock Exchange Listing

        If the Offeror takes up and pays for such number of Units which represent not less than 66 2/3% of the Trust Units on a fully-diluted basis, the Offeror intends to acquire any Units not deposited under the Offer by Compulsory Acquisition or by a Subsequent Acquisition Transaction.

        Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Units pursuant to the Offer will reduce the number of Unitholders and the number of Units that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining Units held by the public.

        Depending upon the number of Units purchased pursuant to the Offer, the Trust Units may no longer meet the standards for continued listing on the TSX. According to its published guidelines, the TSX will give consideration to delisting Trust Units if, among other things, the Trust Units do not substantially meet its standards for continued listing.

        After the purchase of the Units under the Offer, the Fund may cease to be subject to the public reporting and proxy solicitation requirements as set out in the Declaration of Trust and the securities laws of certain provinces and territories of Canada. Furthermore, it may be possible for the Fund to request the elimination of the public reporting requirements of any province or territory where a small number of Unitholders reside. If permitted by Applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Trust Units from the TSX. The Offeror intends to cause the Fund to cease to be a reporting issuer under the securities laws of each jurisdiction in Canada where it is a reporting issuer.

19.   Regulatory Matters

Canadian Securities Laws

        The distribution of the Fluid Shares and Convertible Debentures under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Fluid Shares and Convertible Debentures issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Unitholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        The Offeror has applied for relief from the OSC and AMF under MI 61-101 from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Declaration of Trust as amended by the Special Resolutions; and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or a Subsequent Acquisition Transaction, in each case, provided that minority approval shall have been obtained by the Special Resolution rather than at a meeting of Unitholders. See "Acquisition of Units Not Deposited Under the Offer — Subsequent Acquisition Transaction" in Section 20 of the Circular. The Offeror may apply for such other relief from applicable securities laws as it deems necessary or appropriate in the circumstances.

20.   Acquisition of Units Not Deposited Under the Offer

        If the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror currently intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Units not deposited under the Offer. In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to amend the Declaration of Trust as described below under "Special Resolutions". The Declaration of Trust permits such amendments and the Special Resolutions to be approved in writing by Unitholders holding 66 2/3% or more of the outstanding Units. The execution of the Letter of Transmittal by CDS, on behalf of Depositing Trust Unitholders, and by Depository Class B LP Unitholders irrevocably approves the Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Special Resolutions as is described below under "Special Resolutions". Accordingly, by tendering to the Offer, Depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and the amendments to the Declaration of Trust to be implemented in order to permit the Offeror to acquire all of the Units not deposited under the Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

Compulsory Acquisition

        Section 13.13 of the Declaration of Trust and Section 3.23 of the Limited Partnership Agreement currently permit the Offeror to acquire the Units not deposited under the Offer, for the same consideration per Unit as payable under the Offer if within the time provided for the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by the holders of at least 90% of the outstanding Trust Units (on a fully-diluted basis). If a Compulsory Acquisition is available, the Offeror may acquire the Units not deposited under the Offer pursuant to those procedures, as amended in the manner described herein. The Offeror agrees to be bound by the provisions of Section 13.13 of the Declaration of Trust, in its current form or as amended by the Special Resolutions, with respect to the Offer.

        To exercise such right, the Offeror must give notice (the "Offeror's Notice") to each holder of Units who did not accept the Offer (in each case, a "Dissenting Offeree") of such proposed acquisition by registered mail within 30 days after the date of termination of the Offer. The Declaration of Trust currently provides that within 21 days after the sending of the Offeror's Notice, the Offeror must pay or transfer to the Board of Trustees, or to such person as the Board of Trustees may direct, the consideration the Offeror would have had to pay or transfer to Dissenting Offerees if they had elected to accept the Offer, to be held-in trust for the Dissenting Offerees. Section 13.13 of the Declaration of Trust also provides that, within 21 days after receiving the Offeror's Notice, each Dissenting Offeree must cause its Units to be transferred to the Offeror on the terms of the Offer. If the Offeror has complied with the foregoing, then, within 30 days after the sending of the Offeror's Notice, the Board of Trustees shall do or cause to be done all acts and things, and execute and cause to be executed all instruments as in the opinion of the Board of Trustees may be necessary or desirable to cause the transfer of the Dissenting Offeree's Units to the Offeror on the terms of the Offer.

        The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the Declaration of Trust. Reference should be made to section 13.13 of the Declaration of Trust for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of section 13.13 of the Declaration of Trust are complex and may require strict adherence to notice and timing provisions failing which such rights may be lost or altered. Unitholders should refer to section 13.13 of the Declaration of Trust for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.

        The Offeror currently intends to cause the Fund to amend the provisions of Section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice (as opposed to on the expiry of the 21 day period after the sending of the Offeror's Notice) and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit that the Offeror would have paid to the Dissenting Offerees if they had deposited those Units under the Offer and Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units. If the Offeror elects to proceed by way of Compulsory Acquisition, it is the current intention of the Offeror to provide the Offeror's Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units. See "Special Resolutions" below.

        See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the tax consequences to Unitholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

        If the Compulsory Acquisition described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions, the Offeror currently intends to amend Section 13.13 of the Declaration of Trust to provide for a Subsequent Acquisition Transaction, which may be effected immediately if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the Units calculated on a fully-diluted basis. If a Compulsory Acquisition described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions, following that amendment to the Declaration of Trust, it is the current intention of the Offeror to avail itself of a Subsequent Acquisition Transaction, to acquire the Units not deposited under the Offer. If the Offeror elects to proceed with a Subsequent Acquisition Transaction, the consideration payable to acquire the remainder of the Units would be at least equal in value and in the same form as the consideration per Unit payable by the Offeror under the Offer and Unitholders will be required to elect in the applicable Letter of Transmittal to receive either the Cash Alternative, the Share Alternative or the Convertible Debenture Alternative by the Expiry Date and if a Unitholder does not make an election within such time period, such Unitholder will be deemed to have elected the Share Alternative. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction, it is the current intention of the Offeror to provide the Offeror's Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units.

        A Compulsory Acquisition or a Subsequent Acquisition Transaction may constitute a "business combination" within the meaning of MI 61-101 if that Compulsory Acquisition or Subsequent Acquisition Transaction would result in the interest of a holder of Units (the "affected securities") being terminated without the consent of the Unitholder. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Compulsory Acquisitions or Subsequent Acquisition Transactions to be "related party transactions". However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions of MI 61-101 would not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101 or exemptions therefrom such that the related party transaction provisions of MI 61-101 will not apply to the business combination.

        MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to MI 61-101 from the AMF and OSC, respectively, exempting the Offeror or the Fund or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

        MI 61-101 requires that, in addition to any other required Unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the AMF and the OSC. In relation to any Compulsory Acquisition or Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the AMF and the OSC as required, all Unitholders other than, among others, the following: (a) the Offeror and its affiliates; (b) any "interested party";

(c) a related party of an interested party unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor insiders of the Offeror; or (d) any person or company acting jointly or in concert with any of the foregoing persons. To the knowledge of the Offeror, after reasonable inquiry, no Units would be required to be excluded in determining whether minority approval for any Compulsory Acquisition or Subsequent Acquisition Transaction had been obtained. MI 61-101 also provides that the Offeror may treat the Units acquired pursuant to the Offer as "minority" Units and to vote them, or to consider them voted, in favour of a Compulsory Acquisition or Subsequent Acquisition Transaction that is a business combination if, among other things, the consideration for each security in the Compulsory Acquisition or Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Compulsory Acquisition or Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Unitholders under the Offer, and the Offeror intends to cause Units acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        For a discussion of the tax consequences to a Unitholder in the event of a Subsequent Acquisition Transaction, see Section 21 of this Circular, "Certain Canadian Federal Income Tax Considerations".

Other Alternatives

        If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives to acquire the remaining Units that were not deposited under the Offer. Such alternatives could include, to the extent permitted by Applicable Laws, purchasing additional Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Fund, or taking no further action to acquire additional Units. Any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Units under the Offer.

        Unitholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction.

Special Resolutions

        The Offeror currently intends to effect the amendments to section 13.13 of the Declaration of Trust as described above by resolution in writing signed by Unitholders holding 66 2/3% or more of the outstanding Units rather than seeking Unitholders' approval at a special meeting to be called for that purpose, all in accordance with the Declaration of Trust. The Offeror may use the power of attorney granted to the Offeror in the Letter of Transmittal to pass the resolution in writing to effect the amendment before the Offeror takes up Units deposited under the Offer. Alternatively, the Offeror may sign the written resolution to amend section 13.13 of the Declaration of Trust after taking up the Units deposited under the Offer.

        The execution of the Letter of Transmittal irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholders, and of the Depositing Class B LP Unitholders, with respect to Units deposited under the Offer and not at such time validly withdrawn, effective from and after the Expiry Time, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Trust Unitholders and of the Depository Class B LP Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

  (a)
  amending section 13.13 of the Declaration of Trust to provide that a Subsequent Acquisition Transaction may be effected if the Offeror, after take up and payment of Units deposited under the Offer,

    holds not less than 66 2/3% of the outstanding Trust Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

  (b)
  amending section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer. Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units;

  (c)
  approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

  (d)
  amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

  (e)
  directing the Board of Trustees and the directors and/or officers of the Fund Subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

  (f)
  authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions (collectively, the "Special Resolutions").

        The Offeror has applied for relief from the OSC and AMF under MI 61-101 from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Declaration of Trust as amended by the Special Resolutions; and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained by written resolutions rather than at a meeting of Unitholders.

        If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction, the Offeror would expect to seek Unitholder approval of the Special Resolutions at a special meeting of the Unitholders to be called for such purpose or in writing as permitted by the Declaration of Trust and Applicable Laws. In those circumstances, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Units and the approval of a majority of the votes cast by "minority" Unitholders (including Units deposited under the Offer by "minority" Unitholders) would be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction, or the written approval of the holders of 66 2/3% of the Units and the written approval of the holders of a majority of the Units held by "minority" Unitholders (including Units deposited under the Offer by "minority" holders of Units) of those Special Resolutions would be required. The Offeror would cause Units acquired under the Offer to be voted in favour of the Special Resolutions and the Subsequent Acquisition Transaction.

21.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Unitholder who disposes of Trust Units to the Offeror in exchange for cash under the Cash Alternative, Fluid Shares under the Share Alternative or Convertible Debentures under the Convertible Debenture Alternative pursuant to the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction described under Section 20 of the Circular, "Acquisition of Units Not Deposited Under the Offer". This summary does not address the tax consequences of any alternative transaction referred to under the subheading "Other Alternatives".

        This summary is based on the current provisions of the Tax Act and the regulations thereunder in force on the date hereof, and counsel's understanding of the current published administrative practices and assessing policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

        This summary is not applicable to a Unitholder: (a) that is a "financial institution" (as defined in the Tax Act for purposes of the "mark-to-market property" rules), (b) that is a "specified financial institution" (as defined in the Tax Act), (c) an interest in which is a "tax shelter investment" (as defined in the Tax Act), (d) who reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than the Canadian currency, or (e) a Unitholder who acquired Trust Units pursuant to the exercise of an employee stock option. Any such Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transaction.

        This summary is for general information only and is not intended to be, nor should it be construed to be legal, business or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Unitholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Trust Units acquired by the Offeror based on their particular circumstances.

Unitholders Resident in Canada

        This portion of the summary is only applicable to a Unitholder who, at all relevant times, for the purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm's length with the Fund and the Offeror; (c) is not affiliated with the Fund or the Offeror; and (d) holds its Trust Units, Fluid Shares and Convertible Debentures, as applicable, as capital property (a "Resident Holder"). Trust Units, Fluid Shares and Convertible Debentures, as applicable, generally will be considered capital property to a Unitholder unless the Unitholder holds such property in the course of carrying on a business, or the Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Unitholders whose Trust Units, Fluid Shares or Convertible Debentures, as applicable, would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Trust Units, Fluid Shares, Convertible Debentures and every other "Canadian security" (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Unitholders should consult their own tax advisors to determine whether the election is available and advisable based on their own particular circumstances.

Disposition of Trust Units Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction

        A Resident Holder who disposes of Trust Units to the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in exchange for cash under the Cash Alternative or Convertible Debentures under the Convertible Debenture Alternative will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received for the Trust Units, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Trust Units to the Resident Holder. The Tax Act provides that where a taxpayer disposes of a capital property and part of the proceeds of disposition are not payable to the taxpayer until after the end of the taxation year in which the disposition occurs, the taxpayer may be entitled to claim a reserve in the year and in each of the four subsequent taxation years in respect of any capital gain realized on the disposition. There is some uncertainty regarding the availability of a reserve in the present circumstances. Resident Holders who receive Convertible Debentures in exchange for their Trust Units should consult their own tax advisors in this regard. A Resident Holder who disposes of Trust Units to the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in exchange for Fluid Shares under the Share Alternative will, provided that the Offeror acquires all of the Units within 60 days of such exchange, generally be deemed to have disposed of such Resident Holder's Trust Units for proceeds of disposition equal to the Resident Holder's adjusted cost base in respect of such Trust Units immediately before the exchange and to have acquired the Fluid Shares in exchange therefor at a cost equal to such proceeds of disposition. However, should the Offeror not acquire all of the Trust Units within 60 days of such exchange, such Resident Holder will generally realize a capital gain (or capital loss) in the same manner as a Resident Holder who exchanges Trust Units for either cash or Convertible Debentures. However, any capital loss realized by a Resident Holder that is a corporation, partnership or trust in these circumstances may be suspended until the occurrence of certain prescribed events, and any capital loss realized by any other Resident Holder may be denied and added to the cost of Fluid Shares received in exchange for Trust Units. Resident Holders that would otherwise realize a capital loss on the exchange of Trust Units for Fluid Shares are urged to consult their own tax advisors. For these purposes, except as expressly otherwise provided above, the proceeds of disposition for the Trust Units will be equal to the aggregate amount of cash received and the aggregate fair market value of any Fluid Shares or Convertible Debentures received, as the case may be, in exchange for such Trust Units, such fair market value determined at the time such exchange occurs. See "Taxation of Capital Gains and Capital Losses" below.

        Except as expressly otherwise provided above, the cost to a Resident Holder of Fluid Shares or Convertible Debentures received in exchange for Trust Units will be equal to the fair market value of such Fluid Shares or Convertible Debentures determined at the time of the exchange. For the purpose of determining a Resident Holder's adjusted cost base of such Fluid Shares, the cost of such Fluid Shares will be averaged with the adjusted cost base of all other Fluid Shares held by the Resident Holder as capital property immediately before the time of the exchange.

Taxation of Fluid Shares

Taxation of Dividends on Fluid Shares

        A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, on the Fluid Shares in such year. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends that have been designated as eligible dividends in accordance with the Tax Act. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. An eligible dividend received by a Resident Holder that is a corporation will either be added to such corporation's "general rate income pool" or not added to such corporation's "low rate income pool" (as each of those terms are defined in the Tax Act), as applicable.

        A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust)

or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Fluid Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Fluid Shares

        Generally, on a disposition or deemed disposition of a Fluid Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Fluid Share immediately before the disposition or deemed disposition. See "Taxation of Capital Gains and Capital Losses" below.

Taxation of Convertible Debentures

Taxation of Interest on Convertible Debentures

        A Resident Holder of a Convertible Debenture that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Convertible Debenture that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of a Convertible Debenture in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the Resident Holder's income for that or a preceding taxation year.

        Any other Resident Holder will be required to include in computing income for a taxation year all interest on a Convertible Debenture that is received or receivable by such Resident Holder in that taxation year (depending on the method regularly followed by the Resident Holder in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder's income for that or a preceding taxation year.

        To the extent that the principal amount of a Convertible Debenture exceeds the fair market value of a Convertible Debenture at the time of its issue (the excess amount referred to herein as the "discount"), the discount may be required to be included in computing a Resident Holder's income, either in each taxation year in which all or a portion of such amount accrues or in the taxation year in which the discount is received or receivable by the Resident Holder. If the discount is (or is deemed to accrue as) interest to a Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary, such Resident Holder would be required to include in income annually the portion of such interest (or deemed interest) that accrues to such Resident Holder in the manner prescribed by the regulations under the Tax Act notwithstanding that any payment on account of the discount may not be received and is not receivable until maturity. Similarly, if the discount is (or is deemed to accrue as) interest to any other Resident Holder, the Convertible Debentures would likely be viewed as an "investment contract" (as defined in the Tax Act) for such Resident Holders who would be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Convertible Debenture up to any "anniversary date" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder's income for that year or a preceding year. Resident Holders are urged to consult their tax advisors as to the tax treatment of the discount.

Exercise of Conversion Right

        Generally, a Resident Holder who converts a Convertible Debenture into Fluid Shares (or Fluid Shares and cash delivered in lieu of a fraction of a Fluid Share) pursuant to the conversion right will be deemed not to have disposed of the Convertible Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Convertible Debenture, receives cash not in excess of $200 in lieu of a fraction of a Fluid Share may either treat this amount as proceeds of disposition of a portion of the Convertible Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Fluid Shares that the Resident Holder receives on the conversion by the amount of the cash received.

        Upon a conversion of a Convertible Debenture, interest accrued thereon to the date of conversion will be included in computing the income of the Resident Holder as described above under "Taxation of Interest on Convertible Debentures".

        The aggregate cost to a Resident Holder of the Fluid Shares acquired on the conversion of a Convertible Debenture will generally be equal to the aggregate of the Resident Holder's adjusted cost base of the Convertible Debenture immediately before the conversion. For the purposes of determining the adjusted cost base to a Resident Holder of Fluid Shares at any time, the cost of Fluid Shares acquired on the conversion of a Convertible Debenture will be averaged with the adjusted cost base of any other Fluid Shares owned by the Resident Holder and held as capital property immediately before that time.

Repayment or Redemption of Convertible Debentures

        If the Offeror redeems a Convertible Debenture prior to maturity or repays a Convertible Debenture upon maturity and the Resident Holder does not exercise the conversion right prior to such redemption or repayment, the Resident Holder will be considered to have disposed of the Convertible Debenture for proceeds of disposition equal to the amount received by the Resident Holder (less any amount that is otherwise required to be included in the income of the Resident Holder as interest) on such redemption or repayment. The Resident Holder may realize a capital gain or capital loss computed as described below under "Disposition of Convertible Debentures".

        If the Offeror pays any amount upon the repayment (or other purchase) of a Convertible Debenture by issuing Fluid Shares to the Resident Holder, the Resident Holder's proceeds of disposition of the Convertible Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Fluid Shares and any other consideration so received (less any amount that is otherwise required to be included in the income of the Resident Holder as interest). The Resident Holder may realize a capital gain or capital loss computed as described below under "Disposition of Convertible Debentures". The Resident Holder's adjusted cost base of the Fluid Shares so received will be equal to the fair market value of such Fluid Shares. For the purposs of determining the adjusted cost base to a Resident Holder of Fluid Shares at any time, the cost of Fluid Shares so received will be averaged with the adjusted cost base of any other Fluid Shares owned by the Resident Holder and held as capital property immediately before that time.

        The fair market value of any premium paid by the Offeror to a Resident Holder on repayment of a Convertible Debenture, including any premium paid by the Offeror in connection with a Change of Control Purchase Offer, will generally be deemed to be interest received at that time by such Resident Holder, but only to the extent that such premium can reasonably be considered to relate to, and does not exceed the value on the date of repayment of, the interest that would have been paid or payable by the Offeror on the Convertible Debenture for taxation years of the Offeror ending after the date of redemption or repayment.

Disposition of Convertible Debentures

        Generally, on a disposition or deemed disposition of a Convertible Debenture, including a redemption, repayment at maturity or purchase for cancellation, but not including the conversion of a Convertible Debenture into Fluid Shares pursuant to the Resident Holder's right of conversion as described above, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Convertible Debenture immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

        For these purposes, upon a disposition or deemed disposition (other than a redemption, repayment at maturity or purchase for cancellation) of a Convertible Debenture, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under "Taxation of Interest on Convertible Debentures", and will be excluded in computing the Resident Holder's proceeds of disposition of the Convertible Debenture.

Taxation of Capital Gains and Capital Losses

        One-half of any capital gain realized on the disposition of a Trust Unit, Fluid Share or Convertible Debenture (a "taxable capital gain") will be included in the Resident Holder's income and one-half of any capital loss realized on the disposition of a Unit, Fluid Share or Convertible Debenture (an "allowable capital loss") will generally be deducted from taxable capital gains in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

        Where a Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit or a Fluid Share, any capital loss otherwise arising upon the disposition of the Trust Unit or Fluid Share, as applicable, may be reduced by the amount of any dividends previously designated by the Fund on such Trust Unit to the Resident Holder or received or deemed to be received on the Fluid Shares by such Resident Holder, to the extent and under the circumstances specified in the Tax Act. Similar rules apply where Trust Units or Fluid Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Alternative Minimum Tax

        In general terms, the receipt of taxable dividends and/or the realization of capital gains on the disposition of Trust Units, Fluid Shares and/or Convertible Debentures by an individual or trust, other than certain trusts specified in the Tax Act, may increase the Resident Holder's liability for alternative minimum tax.

Additional Refundable Tax

        A Resident Holder that is a "Canadian controlled private corporation" as defined in the Tax Act may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains realized in respect of the disposition of Trust Units, Fluid Shares and/or Convertible Debentures and interest received or deemed to be received on Convertible Debentures.

Unitholders Not Resident in Canada

        The following discussion applies to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm's length with the Fund and the Offeror; (c) is not affiliated with the Fund or the Offeror; and (d) does not, and is not deemed to, use or hold Trust Units, Fluid Shares, and/or Convertible Debentures, in carrying on a business in Canada (a "Non-Resident Holder"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Disposition of Trust Units by a Non-Resident Holder

        A Non-Resident Holder who disposes of Trust Units to the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in exchange for cash under the Cash Alternative, Fluid Shares under the Share Alternative, or Convertible Debentures under the Convertible Debenture Alternative will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units only if such Trust Units constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not afforded relief from taxation in Canada under an applicable income tax treaty or convention.

        Trust Units generally will not be "taxable Canadian property" at the time of the disposition provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the time of the disposition; (ii) the Fund is a "mutual fund trust" at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be "taxable Canadian property".

        A Non-Resident Holder whose Trust Units constitute "taxable Canadian property" generally will be considered to have disposed of Trust Units for proceeds of disposition determined in the same manner as described above for a Resident Holder and will realize a capital gain (or capital loss) on the disposition of such Trust Units equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) such Non-Resident Holder's adjusted cost base of Trust Units so disposed of, determined immediately before the disposition. Generally, subject to the terms of an applicable income tax treaty or convention, such Non-Resident Holder will be subject to tax under the Tax Act in respect of any capital gain realized in the same manner as a Resident Holder (see above under "Disposition of Trust Units Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction").

Taxation of Fluid Shares

Taxation of Dividends on Fluid Shares

        Where a Non-Resident Holder receives or is deemed to receive a dividend on Fluid Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence.

Disposition of Common Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Fluid Share unless the Fluid Share constitutes "taxable Canadian property" of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, Fluid Shares will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided that the Fluid Shares are listed on a designated stock exchange (which currently includes the TSX) at that time, unless: (i) at any time during the 60-month period preceding the time of the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Offeror; or (ii) the Non-Resident Holder's Fluid Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Taxation of Convertible Debentures

Taxation of Interest on Convertible Debentures

        Subject to the discussion below under "Exercise of Conversion Privilege", a Non-Resident Holder should not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Offeror as, on account or in lieu of payment of, or in satisfaction of, interest (including any amount representing the discount, as described above under "Unitholders Resident in Canada — Taxation of Convertible Debentures — Taxation of Interest on Convertible Debentures") or principal on the Convertible Debentures.

Exercise of Conversion Privilege

        The conversion of a Convertible Debenture into Fluid Shares only on the exercise of a conversion right by a Non-Resident Holder will generally be deemed not to constitute a disposition of the Convertible Debenture and, accordingly, a Non-Resident Holder will not realize a gain or a loss on such conversion.

        However, the amount by which the fair market value of any Fluid Shares issued to a Non-Resident Holder at the time of such conversion exceeds the amount for which the Convertible Debenture was issued may be deemed to be interest for purposes of the Tax Act and subject to Canadian withholding tax at the rate of 25% of such deemed interest, subject to relief under an applicable income tax treaty or convention. See "Certain Information Concerning the Offeror, Fluid Shares and Convertible Debentures — Convertible Debentures — Canadian Withholding Taxes". Non-Resident Holders are urged to consult their own tax advisors as to the tax treatment under the Tax Act and any applicable income tax treaty or convention of the Convertible Debentures.

Eligibility for Investment

        In the opinion of Stikeman Elliott LLP, counsel to the Offeror, on the basis of the applicable legislation in effect on the date hereof, provided the Fluid Shares, or in the case of the Convertible Debentures, either the Fluid Shares or the Convertible Debentures, are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX), the Fluid Shares (including the Fluid Shares issuable on the conversion, redemption or maturity of the Convertible Debentures) and the Convertible Debentures, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan (except, in the case of Convertible Debentures, a deferred profit sharing plan to which Fluid, or an employer that does not deal at arm's length with Fluid, has made a contribution), registered education savings plan, tax-free savings account ("TFSA") and registered disability savings plan.

        Notwithstanding the foregoing, if the Convertible Debentures or Fluid Shares are "prohibited investments" for the purposes of a TFSA, the holder of such account will be subject to penalty taxes as set out in the Tax Act. Provided that the holder of a TFSA deals at arm's length with Fluid for purposes of the Tax Act, and does not hold a "significant interest" (within the meaning of the Tax Act) in Fluid or any corporation, partnership or trust with which Fluid does not deal at arm's length for purposes of the Tax Act, the Fluid Shares and Convertible Debentures will not be "prohibited investments" for such TFSA for purposes of the Tax Act. Holders of a TFSA should consult their own tax advisors in this regard.

22.   Risks Relating to the Offer

        There are certain risks inherent in an investment in the Fluid Shares or Convertible Debentures and in the activities of the Offeror which Unitholders should carefully consider. A number of these risks are discussed or referred to in the Fluid Annual Information Form and the Offeror's annual and interim management's discussion and analysis, incorporated by reference herein, including, without limitation, risks relating to: financing; economic contraction; achieving profitability; evolving business model and adoption of new business strategies; expansion through acquisitions; impairment of goodwill or amortizable intangible assets; limited operating history and ability to generate revenue; maintenance of key personnel; ability to acquire digital rights to music; legal proceedings; music content; legal title to digital rights of music; competition; subscriber turnover; development of new products; dependence on software, systems and related services by third parties; taxation; payment methods accepted by the Offeror; breaches of security on the Offeror's website and natural disasters. Those risks set out in the Fluid Annual Information Form and the Offeror's annual and interim management's discussion and analysis are incorporated by reference herein. In addition, Unitholders should carefully consider the following risk factors:

Purpose of Offer, Plans for the Fund, Benefits and Reasons for Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units (including any Units that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of securities of the Fund or the Fund Subsidiaries that are convertible into or exchangeable or exercisable for Units). However, if the Offer is completed but the Offeror does not acquire a sufficient number of Units to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, there can be no assurance that the Offeror or the Fund will be able to realize, in whole or in part, the benefits described under "Benefits and Reasons to Accept the Offer" in Section 4 of the Circular. See also "Purpose of the Offer" in Section 5 of the Circular and "Plans for the Fund" in Section 6 of the Circular. Moreover, the completion of the Offer could constitute a breach, event of default, acceleration or similar result under certain material contracts, including without limitation the Fund Credit Agreement which could result in unanticipated expenses and/or cash payments following the consummation of the Offer. While the Offeror believes that in such circumstances, the Offeror or the Fund, as the case may be, will be able to successfully negotiate amendments, waivers or commercially reasonable alternative arrangements, there can be no assurance that either will be able to do so and any failure to so do may have a material adverse effect on the Offeror, the Fund and their respective securities.

The Fluid Shares issued in connection with the Offer may have a market value different than expected

        Under the Share Alternative, the Offeror is offering to purchase Units on the basis of 1.1 Fluid Shares for each Unit. Therefore, each Unitholder who elects the Share Alternative would be entitled to receive 1.1 Fluid Shares for each Unit tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any change in the market value of the Fluid Shares, the market values of the Fluid Shares and the Units at the time of the take up of Units under the Offer may vary significantly from the values at the date hereof or the date that the Unitholders deposit their Units under the Offer. If the market price of Fluid Shares declines, the value of the consideration received by Unitholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the condition, business, operations or prospects of the Offeror, market assessments of the likelihood that the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in Applicable Laws and other factors over which the Offeror has no control.

Integration Related Risks

        The Offeror has proposed the Offer with the expectation that its successful completion will result in strategic benefits and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether the Offeror's and the Fund's operations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial and other benefits may be less than anticipated. In addition, the integration will give rise to restructuring costs and charges, and these may be greater than currently anticipated. Further, the operating results and financial condition of the Offeror could be materially adversely impacted by the focus on integration.

        In addition, it may beneficial to restructure the Fund's operating structure or to otherwise reorganize the holdings of the Fund's operating assets so as to reduce or minimize any tax inefficiencies associated with the Fund's operating structure. However, it may not be possible to complete such restructuring on a fully tax-deferred basis for Canadian federal income tax purposes. Although it is expected that any such restructuring will result in strategic and economic benefits and synergies over the long-term, the financial condition of the Offeror could be materially adversely impacted due to any tax costs associated with such restructuring.

Reliability of the Information Regarding the Fund

        All historical information regarding the Fund contained in the Offer and Circular has been derived from the Fund's publicly available information. Although the Offeror has no reason to doubt the accuracy or completeness of the Fund's publicly disclosed information, any inaccuracy or material omission in the Fund's publicly available information, including the information about or relating to the Fund contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two businesses or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The issuance of a significant number of Fluid Shares could adversely affect the market price of Fluid Shares after the take up of Units under the Offer

        If all of the Units are deposited under the Offer, a significant number of additional Fluid Shares may be available for trading in the public market. Moreover, the overall increase in the number of Fluid Shares may lead to sales of such units or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Fluid Shares. The perceived risk of substantial sale of Fluid Shares, as well as any actual sales of such Fluid Shares in the public market, could adversely affect the market price of the Fluid Shares.

The Offeror may not be able to satisfy payments of interest and principal on the Convertible Debentures

        There is no guarantee that the Offeror will have sufficient cash available to make interest and principal payments on the Convertible Debentures on a timely basis or at all. The likelihood that purchasers will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health, and creditworthiness of the Offeror and the ability of the Offeror to earn revenues. The Convertible Debentures may be subordinate to other indebtedness of the Offeror. This subordination may significantly reduce the possibilities for purchasers of obtaining payment of the amounts owed under the Convertible Debentures. The Offeror's earnings coverage ratio is less than one-to-one.

Market for the Convertible Debentures

        The listing of the Convertible Debentures and the Fluid Shares issuable upon conversion or maturity to be distributed pursuant to the Offer is conditional upon approval of the TSX. Listing will be subject to the Offeror fulfilling all of the listing requirements of the TSX. There can be no assurance that the minimum listing requirements of the TSX will be met with respect to the Convertible Debentures. There can be no assurance that a secondary market for trading in the Convertible Debentures will develop or that any secondary market which does develop will continue. Also, there can be no assurances that any such secondary market will be active.

The Convertible Debentures are Unsecured Obligations of the Offeror

        The Convertible Debentures are direct unsecured obligations of the Offeror and will rank equally with one another and with all other unsecured and unsubordinated indebtedness of the Offeror as prescribed by law. Therefore, if the Offeror becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Offeror's assets will be available to pay its obligations with respect to the Convertible Debentures only after it has paid all of its secured creditors. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Convertible Debentures then outstanding.

Credit Rating

        The Offeror does not have a credit rating and has no current plans to apply for a credit rating.

Limitation in Offeror's Ability to Finance Purchase of Debentures

        The Offeror is required to make an offer to holders of the Convertible Debentures to purchase all or a portion of their Convertible Debentures for cash in the event of certain Changes of Control. The Offeror cannot assure holders of Convertible Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Convertible Debentures in cash. The Offeror's ability to purchase the Convertible Debentures in such an event may be limited by law, by the Indenture governing the Convertible Debentures, by the terms of other present or future agreements relating to the Offeror's credit facilities and other indebtedness and agreements that the Offeror may enter into in the future which may replace, supplement or amend the Offeror's future debt. The Offeror's future credit agreements or other agreements may contain provisions that could prohibit the purchase by the Offeror of the Convertible Debentures without the consent of the lenders or other parties thereunder. If the Offeror's obligation to offer to purchase the Convertible Debentures arises at a time when the Offeror is prohibited from purchasing or redeeming the Debentures, the Offeror could seek the consent of lenders to purchase the Convertible Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Offeror does not obtain consent or refinance these borrowings, the Offeror could remain prohibited from purchasing the Convertible Debentures under its offer.

        The Offeror's failure to purchase the Convertible Debentures would constitute an event of default under the Indenture governing the Convertible Debentures, which might constitute a default under the terms of the Offeror's other indebtedness at that time.

Market Price of the Convertible Debentures

        The market price of the Convertible Debentures will be based on a number of factors, including: (a) the prevailing interest rates being paid by companies similar to the Offeror; (b) the overall condition of the financial and credit markets; (c) prevailing interest rates and interest rate volatility; (d) the markets for similar securities; (e) the financial condition, results of operation and prospects of the Offeror; (f) the publication of earnings estimates or other research reports and speculation in the press or investment community; (g) the market price and volatility of the Fluid Shares; (h) changes in the industry and competition affecting the Offeror; and (i) general market and economic conditions.

        The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Convertible Debentures.

Volatility of Market Price of Fluid Shares and Convertible Debentures

        The market price of the Fluid Shares and Convertible Debentures may be volatile. The volatility may affect the ability of holders of Convertible Debentures to sell the Convertible Debentures at an advantageous price. Additionally, this may result in greater volatility in the market price of the Convertible Debentures than would be expected for nonconvertible debt securities. Market price fluctuations in the Fluid Shares and Convertible Debentures may be due to the Offeror's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Offeror or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements". In addition, the market price for securities in the stock markets, including the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Convertible Debentures and the Fluid Shares.

23.   Expenses of the Offer

        The Offeror estimates that expenses in the aggregate amount of approximately $3 million will be incurred by the Offeror and/or one or more of its affiliates in connection with the Offer, including legal, financial advising, accounting, translation, filing and printing costs, Depositary fees, the cost of preparation and mailing of the Offer and Circular and the documentation accompanying the Offer and Circular.

24.   Acceptance of the Offer

        The Offeror has no knowledge regarding whether any Unitholder will accept the Offer other than the Locked-Up Unitholders, who have agreed to accept the Offer pursuant to the Lock-Up Agreements.

25.   Depositary and Dealer Manager

        The Offeror has engaged the Depositary for the receipt of certificates in respect of Units and the related Letter of Transmittal. The Depositary will also facilitate book-entry only transfers of Units. The duties of the Depositary also include assisting in making payment to Unitholders for Units purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including without limitation applicable securities law compliance matters.

        The Offeror may choose to engage a registered dealer as a dealer manager for the Offer and/or to form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada (formerly the Investment Dealers Association of Canada) and the TSX to solicit acceptances of the Offer from persons resident in Canada. If the Offeror chooses to engage a dealer manager and/or to form a soliciting dealer group, then the Offeror expects that it will pay the dealer manager and/or members of the soliciting dealer group customary solicitation fees. The Offeror expects that if a dealer manager is engaged and/or a soliciting dealer group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to tender their Units to the Offer. Soliciting dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Unit tendered to the Offer by clients of or served by the investment advisor or registered representative.

        Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letters of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its address shown on the last page of this document.

26.   Legal Matters

        The Offeror is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular have been provided by, Stikeman Elliott LLP. As of the date hereof, to the knowledge of the Offeror, the partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the outstanding Fluid Shares.

27.   Experts

        The audited consolidated financial statements of the Offeror as at December 31, 2008 and 2007 and for each of the fiscal years ended December 31, 2008 and 2007, incorporated by reference in the Offer and Circular, have been audited by BDO Seidman LLP, independent certified public accountants, as set forth in their report thereon, included therein and incorporated herein by reference. Such audited consolidated financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

28.   Available Information

        The Offeror files reports and other information with the Canadian Securities Regulatory Authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

29.   Stock Exchange Listing Application

        The Offeror has applied to list the Fluid Shares and Convertible Debentures (including common shares issuable upon conversion or maturity of a Convertible Debenture) issuable in connection with the Offer on the TSX. Listing will be subject to the Offeror fulfilling all of the requirements of the TSX.

30.   Offerees' Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

31.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Unitholders has been authorized by the board of directors of the Offeror.

 AUDITORS' CONSENT

        We have read the Circular of Fluid Music Canada, Inc. (the "Offeror") furnished with the Offeror's Offer dated October 20, 2009 to purchase all of the outstanding trust units of Somerset Entertainment Income Fund and all of the outstanding Class B limited partnership units of Somerset Entertainment Limited Partnership. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report dated March 31, 2009 to the shareholders of the Offeror on the consolidated balance sheets of the Offeror as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended incorporated by reference into this Offer and Circular.

Los Angeles, California	(Signed) BDO SEIDMAN LLP
October 20, 2009

 CONSENT OF COUNSEL

To: The Board of Fluid Music Canada, Inc. (the "Offeror")

        We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 20, 2009 made by the Offeror to the holders of Units of Somerset Entertainment Income Fund and Somerset Entertainment Limited Partnership.

Toronto, Ontario October 20, 2009	(Signed) STIKEMAN ELLIOTT LLP

 APPROVAL AND CERTIFICATE OF THE OFFEROR

Dated: October 20, 2009

        The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Unitholders of Somerset Entertainment Income Fund and Somerset Entertainment Limited Partnership has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) LORNE ABONY Chief Executive Officer	(Signed) JAMES LANTHIER Chief Financial Officer
On behalf of the Board of Directors of Fluid Music Canada, Inc.
(Signed) RICHARD WEIL Director	(Signed) ANATOLI PLOTKINE Director

 SCHEDULE "A"

         FLUID MUSIC CANADA, INC.
Pro Forma Consolidated Unaudited Financial Statements

 FLUID MUSIC CANADA, INC.

PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET

As at June 30, 2009
(Expressed in U.S. Dollars, unless otherwise noted)

	Fluid Music Canada, as at June 30, 2009	Somerset Entertainment, as at June 30, 2009	Notes	Pro-Forma Adjustments	Pro-Forma Consolidated as at June 30, 2009
Cash and cash equivalents	13,883,990	2,726,325	(a), (b)	(14,160,269)	2,450,046
Accounts receivable, net of allowance of $158,000 and $211,000, respectively	640,585	9,426,161		—	10,066,746
Inventory	481,880	7,352,423		—	7,834,303
Provincial sound tax credits receivable	—	915,699		—	915,699
Deferred cost of goods sold	557,572	—		—	557,572
Prepaid expenses and sundry deposits	211,243	965,033		—	1,176,276
Income tax recoverable	—	1,045,524		—	1,045,524
Future tax assets	—	2,735,846		—	2,735,846

Total Current Assets	15,775,270	25,167,011		(14,160,269)	26,782,012
Equipment and fixed assets	509,381	797,991		—	1,307,372
Deferred cost of goods sold, non-current portion	584,222	—		—	584,222
Future tax assets	—	2,947,028		—	2,947,028
Investment	75,000	—		—	75,000
Intangible assets and Goodwill	2,091,556	15,493,316	(c)	22,113,132	39,698,004

Total Assets	19,035,429	44,405,346		7,952,863	71,393,638

 FLUID MUSIC CANADA, INC.

PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET

As at June 30, 2009
(Expressed in U.S. Dollars, unless otherwise noted)

	Fluid Music Canada, as at June 30, 2009	Somerset Entertainment, as at June 30, 2009	Notes	Pro-Forma Adjustments	Pro-Forma Consolidated as at June 30, 2009
Trade promissory note	100,000	—		—	100,000
Accounts payable and accrued liabilities	2,706,180	15,481,200		—	18,187,380
Accrued wages and fees	96,331	—		—	96,331
Distributions payable to Unitholders and Exchangeable Unitholders	—	257,054		—	257,054
Deferred profit on acquired contracts, current portion	20,431	—		—	20,431
Promissory Note on Acquisition	1,000,000	—		—	1,000,000
Deferred revenue	721,222	—		—	721,222
Fair value of forward foreign exchange contracts	—	1,379,607		—	1,379,607
Short-term debt	—	3,230,912		—	3,230,912

Total Current Liabilities	4,644,164	20,348,773		—	24,992,937
Deferred profit on acquired contracts, non-current portion	711,120	—		—	711,120
Fair value of forward foreign exchange contracts	—	82,223		—	82,223
Long-term debt	—	4,725,630		—	4,725,630
Debenture	—	—	(d), (e)	23,704,353	23,704,353

Total Liabilities	5,355,284	25,156,626		23,704,353	54,216,263

Non-Controlling Interest		5,340,135	(f)	(5,340,135)

 FLUID MUSIC CANADA, INC.

PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET

As at June 30, 2009
(Expressed in U.S. Dollars, unless otherwise noted)

	Fluid Music Canada, as at June 30, 2009	Somerset Entertainment, as at June 30, 2009	Notes	Pro-Forma Adjustments	Pro-Forma Consolidated as at June 30, 2009
Capital stock	48,364,238	—	(g)	3,497,230	51,861,468
Contributed surplus	6,758,919	—		—	6,758,919
Trust units	—	110,194,595	(h)	(110,194,595)	—
Trust units held in Trust under Long Term Incentive Plan	—	(489,008)	(h)	489,008	—
Accumulated other comprehensive loss	—	(983,208)	(h)	983,208	—
Accumulated deficit	(41,443,012)	(94,813,794)	(h)	94,813,794	(41,443,012)

Total Shareholders' Equity	13,680,145	13,908,585		(10,411,355)	17,177,375

Total Liabilities and Shareholders' Equities	19,035,429	44,405,346		7,952,863	71,393,638

 FLUID MUSIC CANADA, INC.

PRO FORMA CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENT

For the six months ended June 30, 2009
(Expressed in U.S. Dollars, unless otherwise noted)

	Fluid Music Canada	Somerset Entertainment	Notes	Pro-Forma Adjustments	Pro-Forma Consolidated
Retail music	34,137	30,635,396		—	30,669,533
Programming and broadcasting	2,669,598	—		—	2,669,598

Revenue	2,703,735	30,635,396		—	33,339,131
Cost of revenue	1,354,728	18,409,847		—	19,764,575
Selling, general, and administrative	3,272,635	7,988,190		—	11,260,825
Provincial sound credits	—	(565,536)		—	(565,536)
Amortization	675,000	2,495,842		—	3,170,842
Exchange loss (gain)	(748,320)	1,557,718		—	809,398

Income (loss) from operations	(1,850,308)	749,335		—	(1,100,973)
Interest expense	(49,022)	(147,206)	(i), (j)	(2,115,976)	(2,312,204)
Interest income	179,449	—	(k)	(23,552)	155,897
Other (expense)/income, net	(114,480)	—		—	(114,480)

Income (loss) before provision for income taxes	(1,834,361)	602,129		(2,139,528)	(3,371,760)
Provision for (recovery) of income taxes
Current	—	(36,593)		—	(36,593)
Future	—	454,092		—	454,092

	—	417,499		—	417,499
Income before non-controlling interest	(1,834,361)	184,630		(2,139,528)	(3,674,779)
Non-controlling interest	—	(34,098)	(l)	34,098	—

Net income (loss) for the period	(1,834,361)	150,532		(2,105,430)	(3,789,259)

 FLUID MUSIC CANADA, INC.

PRO FORMA CONSOLIDATED UNAUDITED ANNUAL INCOME STATEMENT

For the twelve months ended December 31, 2008
(Expressed in U.S. Dollars, unless otherwise noted)

	Fluid Music Canada	Somerset Entertainment	Notes	Pro-Forma Adjustments	Pro-Forma Consolidated
Retail music	28,142	80,782,861		—	80,811,003
Programming and broadcasting	4,577,552	—		—	4,577,552
Advertising and artist services	35,748	—		—	35,748

Revenue	4,641,442	80,782,861		—	85,424,303
Cost of revenue	2,179,956	50,273,325		—	52,453,281
Selling, general, and administrative	12,263,628	18,130,496		—	30,394,124
Provincial sound credits	—	(985,640)		—	(985,640)
Operating licenses	417,725	—		—	417,725
Amortization	1,448,130	6,327,358		—	7,775,488
Exchange loss (gain)	529,537	(852,522)		—	(322,985)

Income (loss) from operations	(12,197,534)	7,889,844		—	(4,307,690)
Impairment charges	(3,737,523)	(17,682,049)			(21,419,572)
Interest expense	(3,620,398)	(773,218)	(m), (n)	(4,690,891)	(9,084,507)
Interest income	209,727	—	(o)	(78,409)	131,318
Other (expense)/income, net	(50,192)	—		—	(50,192)

Loss before provision for income taxes	(19,395,920)	(10,565,423)		(4,769,300)	(34,730,643)
Provision for (recovery) of income taxes
Current	3,385	(251,131)		—	(247,746)
Future	—	2,358,362		—	2,358,362

	3,385	2,107,231		—	2,110,616
Loss before non-controlling interest	(19,399,305)	(12,672,654)		(4,769,300)	(36,841,259)
Non-controlling interest	—	2,361,194	(p)	(2,361,194)	—

Net loss	(19,399,305)	(10,311,460)		(7,130,494)	(36,841,259)

FLUID MUSIC CANADA, INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise noted)
SIX MONTHS ENDED JUNE 30, 2009, and TWELVE MONTHS ENDED DECEMBER 31, 2008

1.     THE BASIS OF PRESENTATION

  The unaudited pro forma consolidated balance sheet of Fluid Music Canada, Inc. ("Fluid") as at June 30, 2009 and unaudited pro forma consolidated statement of operations for the six months period ended June 30, 2009 and the year ended December 31, 2008 have been prepared by management of Fluid in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for illustrative purposes only, to show the effect of the Fluid offer to purchase all of the outstanding Units of Somerset Entertainment Income Fund ("Somerset"). For additional information on the offer, see Note 3.

  The unaudited pro-forma consolidated financial statements have been prepared for inclusion in the Take-Over Bid Circular in conjunction with the Offer (Note 3). It is management's opinion that these unaudited pro forma consolidated financial statements present fairly in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP.

  The unaudited pro forma consolidated financial statements have been prepared on the basis that all unitholders accept the Offer from Fluid. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Fluid which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the financial position that will exist following the transaction nor the results of operations that may be obtained in the future should the Offer be accepted as assumed.

  These unaudited pro forma consolidated financial statements have been compiled from and include:

  •
  audited consolidated financial statements of Fluid for the year ended December 31, 2008;

  •
  unaudited consolidated interim financial statements of Fluid as at June 30, 2009 and for the six months period then ended;

  •
  audited consolidated financial statements of Somerset for the year ended December 31, 2008;

  •
  unaudited consolidated interim financial statements of Somerset as at June 30, 2009 and for the six months period then ended.

  The unaudited pro forma consolidated balance sheet as at June 30, 2009 has been prepared as if the transaction described in Notes 3 and 4 had occurred on June 30, 2009. The unaudited pro forma consolidated statement of operations for the interim period ended June 30, 2009 has been prepared as if the transaction occurred on January 1, 2008. The unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2008 has been prepared as if the transaction occurred on January 1, 2008.

2.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Fluid's audited consolidated financial statements for the year ended December 31, 2008. In preparing the unaudited pro forma consolidated financial information, a review was undertaken by management to identify Somerset's accounting policy differences. Management believes that the accounting policies of Fluid and Somerset used in the preparation of these pro forma consolidated financial statements are substantially consistent.

3.     OFFER TO ACQUIRE SOMERSET UNITS

  On October 13, 2009, Fluid announced its offer to acquire 100% of Somerset's Trust Units and 100% of the Class B limited partnership units of Somerset Entertainment Limited Partnership (collectively, the "Units"). Fluid has offered 3 forms of consideration, consisting of the following:

  1)
  Cash offer of CDN$2.12 per Unit, up to a maximum cash consideration payable of CDN$21,910,796.

  2)
  An exchange of 1 Unit for 1.1 Fluid common shares.

  3)
  A Convertible Debenture with a maturity value of CDN$3.00 per unit. Unless previously converted, redeemed or purchased, as described below, the Convertible Debentures will mature 3 years following the date such debentures are first issued. The Convertible Debentures will bear interest at the rate of 8% per year on the principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable in arrears annually on the anniversary of the date of issue of such Convertible Debentures. The Convertible Debentures will be issued in denominations of $1,000 or in integral multiples thereof. The principal amount of the Convertible Debentures is payable on the Maturity Date in cash or, at the Offeror's option and subject to satisfaction of certain conditions, by delivery of Fluid Shares or a combination of cash and Fluid Shares. The

FLUID MUSIC CANADA, INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars, unless otherwise noted)
SIX MONTHS ENDED JUNE 30, 2009, and TWELVE MONTHS ENDED DECEMBER 31, 2008

3.     OFFER TO ACQUIRE SOMERSET UNITS (Continued)

    number of Fluid Shares a holder will receive in respect of each Convertible Debenture will be determined by dividing the principal amount of the Convertible Debentures that are to be repaid on the Maturity Date in Fluid Shares, together with accrued and unpaid interest, by 80% of the Current Market Price of the Fluid Shares.

  For purposes of these pro forma statements, it has been assumed that 100% of the Units have been acquired, that the maximum cash consideration payable of CDN$21,910,796 has been drawn, and that the remaining consideration has been satisfied entirely by the issuance of CDN$3.00 convertible debentures. It is also assumed in these pro forma statements that the Company has drawn on its CDN $7,789,500 standby facility in full, resulting in the issuance of CDN $3.00 debentures, with an aggregate maturity value of $11,022,877. The Company may be required to reassess its valuations of the CDN $3.00 convertible debenture and the standby facility in its year end filings.

  These pro formas do not contemplate any unitholders opting for the share exchange in light of the number of unitholders who have committed to take the CDN$3.00 convertible debentures as at this date.

  Fluid is the acquiror for accounting purposes and the excess of purchase consideration over Somerset's net assets has been allocated to goodwill. The Company has not allocated any value to intangibles due to the difficulty of assessing such values based solely on access to public filings. Any value subsequently allocated to intangible assets would also result in amortization expense over the life of those intangible assets, and accordingly, an increase in net loss. Accordingly, the following allocation is not final and will likely change with respect to the allocation of amounts currently classified as goodwill to identifiable intangibles.

  Purchase Price (All figures U.S. Dollars):

Value of cash paid for Units	$18,963,794
Value of Debenture issued	$19,412,083

Consideration for Somerset Units	$38,375,877
Transaction expenses	$2,596,500
Standby fee	$389,475

$41,361,852
Assets Acquired:
Net assets	$19,248,720
Goodwill	$22,113,132

$41,361,852

4.     EFFECT OF PRO FORMA ADJUSTMENTS

  The following adjustments have been recorded to effect the transaction as described above.

  (a)
  To record the outflow of the maximum cash consideration payable to Somerset unitholders on consummation of the transaction of $18,963,794 and related transaction costs as assumed above

  (b)
  To reflect the full drawing down of the standby facility of $7,789,500 and payment of the associated 5% fee

  (c)
  To record the goodwill of $23,113,132 arising from the excess of the purchase consideration over the fair market value of the assets and the liabilities assumed.

  (d)
  To establish the liability value of $15,914,853 ascribed to the issuance of the CDN$3.00 convertible debentures to Somerset unitholders with an aggregate maturity value of $19,412,083

  (e)
  To establish the liability of $7,789,500 created by the issuance of the CDN$3.00 debentures, with an aggregate maturity value of $11,022,877, resulting from the drawing down of the standby facility

  (f)
  To remove the adjustment on Somerset's balance sheet of the non-controlling interest

  (g)
  To give rise to the equity conversion feature value of $3,497,320 ascribed to the issuance of the CDN$3.00 convertible debentures to Somerset unitholders

  (h)
  To remove Somerset's equity

FLUID MUSIC CANADA, INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars, unless otherwise noted)
SIX MONTHS ENDED JUNE 30, 2009, and TWELVE MONTHS ENDED DECEMBER 31, 2008

4.     EFFECT OF PRO FORMA ADJUSTMENTS (Continued)

  (i)
  To record the interest expense for the 6 months created by the CDN$3.00 convertible debentures

  (j)
  To record the interest expense for the 6 months created by the CDN$3.00 debentures issued on the drawing down of the standby facility

  (k)
  To adjust for lower interest income on lower pro forma cash balance

  (l)
  To remove the adjustment on Somerset's income statement of the non-controlling interest

  (m)
  To record the interest expense for the 12 months created by the CDN$3.00 convertible debentures

  (n)
  To record the interest expense for the 12 months created by the $3.00 debentures issued on the drawing down of the standby facility

  (o)
  To adjust for lower interest income on lower pro forma cash balance

  (p)
  To remove the adjustment on Somerset's income statement of the non-controlling interest

5.     PRO FORMA LOSS PER SHARE

  The pro forma basic and diluted loss per share has been calculated on the assumption that no unitholders opted for the share exchange. Common equivalent shares such as the CDN$3.00 convertible debentures, stock options and warrants outstanding during the period have not been included in the computation of net loss per share as their effect would be anti-dilutive.

  U.S. Dollars

  Basic and diluted loss per share

	6 months ended June 30, 2009	12 months ended December 31, 2008
Weighted average number of Fluid shares	52,521,804	45,116,706

Shares after acquisition	52,521,804	45,116,706
Pro forma profit/(loss)	(3,789,259)	(36,841,259)
Earnings (loss) per share	(0.07)	(0.82)

6.     EXCHANGE RATES

  The exchange rates used to convert US Dollars into CDN Dollars for these pro formas are as follows:

  June 30, 2009: 0.8655
  Average January 1, 2009 — June 30, 2009: 0.8317
  Average rate January 1, 2008 — December 31, 2008: 0.9441

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Facsimile: 1-905-771-4082
email: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Units to the Depositary. Requests for additional copies of this Offer and Circular may be directed to the Depositary. Unitholders may also contact their brokers, dealers commercial banks, trust companies or other nominees for assistance concerning the Offer.

Attachment "B"

This Letter of Acceptance and Transmittal outlines the definitive terms and conditions under which Trust Unitholders deposit their Trust Units through the CDS online tendering system to Computershare Investor Services Inc. (the "Depositary") for acceptance of the Offer by Fluid Music Canada, Inc. (the "Offeror") to purchase all of the issued and outstanding Trust Units of Somerset Entertainment Income Fund including any Trust Units that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of securities of the Fund or its subsidiaries that are convertible into or exchangeable or exercisable for Trust Units. In order to deposit Trust Units, you must direct your investment dealer, stock broker, bank, trust company or other nominee to accept the Offer in the manner required by your nominee. Trust Unitholders who have transferred their Trust Units to the account of the Depositary (the "Depositary's Account") held with CDS are deemed to have completed this Letter of Acceptance and Transmittal which will further be deemed to be completed by CDS on behalf of such Trust Unitholders. The terms, conditions and definitions used in the Offer and Circular of the Offeror dated October 20, 2009 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated October 20, 2009 of

FLUID MUSIC CANADA, INC.

to acquire all of the issued and outstanding trust units of

SOMERSET ENTERTAINMENT INCOME FUND

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (TORONTO TIME)
ON NOVEMBER 25, 2009 UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

        This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must be completed by CDS & Co., as nominee for CDS Clearing and Depository Services Inc. (collectively, "CDS"), pursuant to the offer (the "Offer") dated October 20, 2009 made by Fluid Music Canada, Inc. (the "Offeror") for all of the issued and outstanding trust units ("Trust Units") of Somerset Entertainment Income Fund (the "Fund").

        This Letter of Acceptance and Transmittal is applicable only to holders of Trust Units, and is not applicable to holders of Class B LP Units. Holders of Class B LP Units who wish to tender their Class B LP Units into the Offer must complete and execute the separate Letter of Acceptance and Transmittal (printed on BLUE paper for holders of Class B LP Units), or Notice of Guaranteed Delivery (printed on GREEN paper for holders of Class B LP Units), applicable to Class B LP Units, as described in the Offer.

        Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular of the Offeror dated October 20, 2009 (and any amendment thereto) (the "Circular").

        By transferring his, her or its Trust Units to the Depositary's Account with CDS, a holder of Trust Units ("Trust Unitholder") is deemed to complete, authorize and execute this Letter of Acceptance and Transmittal and to consent to the resolutions set forth below.

        Please read the instructions and rules set forth below carefully before completing this Letter of Acceptance and Transmittal.

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth herein will not constitute valid delivery to the Depositary.

ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES

        Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Trust Units. Trust Unitholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B) OR the Convertible Debenture Alternative (Choice C) (each a "Consideration Alternative")

Trust Unitholders may choose only ONE of the choices below:

/
/      Choice A — The CASH ALTERNATIVE

  Trust Unitholders who check this box will receive $2.12 in cash for each Trust Unit deposited under the Offer (the "Cash Alternative").

/
/      Choice B — The SHARE ALTERNATIVE

  Trust Unitholders who check this box will receive 1.1 of a Fluid common share for each Trust Unit (the "Share Alternative").

/
/      Choice C — The CONVERTIBLE DEBENTURE ALTERNATIVE

  Trust Unitholders who check this box will receive 0.003 of a $1,000 principal amount 8.0% convertible unsecured subordinated debenture due 3 years following the date such debentures are first issued ("Convertible Debentures") per Trust Unit (the "Convertible Debenture Alternative").

  Trust Unitholders who elect to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded down to the nearest whole number of Convertible Debentures. Excess Trust Units deposited by such Depositing Trust Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative.

  The undersigned hereby certifies that the undersigned:

    /
    /      IS; or
    /
    /      IS NOT:

  a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended. If you do not check a box, you will be deemed to be certifying that you are NOT a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended.

  Any Trust Unitholder who deposits Trust Units and fails to complete the Letter of Acceptance and Transmittal electing a Consideration Alternative or who does not properly elect a Consideration Alternative in the Letter of Acceptance and Transmittal with respect to any Trust Units deposited by such Trust Unitholder pursuant to the Offer will be deemed to have elected the Share Alternative.

2

TO:	FLUID MUSIC CANADA, INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as depositary (the "Depositary")

        The Trust Unitholder has validly transferred and delivered Trust Units through the CDS online tendering system ("CDSX") to the Depositary's Account with CDS (the "Deposited Trust Units") and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Trust Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror.

        The Unitholder through its investment dealer, stockbroker, bank, trust company or other nominee that is a participant of CDS (a "CDS Participant") acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that:

  1.
  the CDS Participant, on behalf of the Trust Unitholder, has full power and authority to deposit, sell, assign and transfer the Deposited Trust Units and any Other Property (as defined below) being deposited;

  2.
  the Depositing Trust Unitholder owns the Deposited Trust Units free and clear of any encumbrances and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Trust Units and any Other Property to any other Person;

  3.
  the deposit of the Deposited Trust Units and any Other Property complies with Applicable Laws; and

  4.
  if and when the Deposited Trust Units and any Other Property being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free from all encumbrances.

        Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts, the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to the Deposited Trust Units currently held in the CDSX book-entry system maintained by CDS.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the Trust Unitholder, through its CDS Participant, irrevocably, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Trust Units, including any and all rights and benefits arising from the Deposited Trust Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Trust Units, or any of them, on or after October 20, 2009, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Other Property"), effective from 6:00 p.m. (Toronto time) (the "Effective Time") on November 25, 2009 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change of the Offer" (the "Expiry Date"), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, "Permitted Distributions" means monthly distributions to Trust Unitholders made in conformity and consistency in all respects with the Fund's monthly distribution policies in effect as at the date of the Offer and having a record date for determination of Trust Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0167 per Trust Unit per such distribution per month (but which may be less than such amount).

        A Depositing Trust Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Fund should: (a) declare, make or pay any dividend or distribution (other than Permitted Distributions) on the Trust Units; or (b) pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Trust Unit that, in the case of both clause (a) and clause (b), is or are payable or distributable to Trust Unitholder on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Trust Units deposited under the Offer to a ledger account maintained by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of such dividends, distributions (other than Permitted Distributions), payments, rights or interests relating to the Deposited Trust Units deposited under the Offer by CDS and not withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Trust

3

Units, and by depositing Trust Units under the Offer a Depositing Trust Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.

        Alternatively, if any such dividend, distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Depositing Trust Unitholder, then, if the Offeror takes up and pays for such Depositing Trust Unitholder's Trust Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividend, distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such Trust Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Trust Unitholder.

        The Trust Unitholder, through its CDS Participant, irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholder, with respect to the Deposited Trust Units and any Other Property, effective from and after the Effective Time on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS and the Depositing Trust Unitholder (that power of attorney being deemed to be an irrevocable power coupled with an interest) under, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Trust Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

  (a)
  amending section 13.13 of the Declaration of Trust to provide that a Subsequent Acquisition Transaction may be effected if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Trust Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

  (b)
  amending section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer. Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units;

  (c)
  approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

  (d)
  amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

  (e)
  directing the Board of Trustees and directors and/or officers of the Fund Subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including in completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

4

  (f)
  authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

        The Trust Unitholder, through its CDS Participant, irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Trust Unitholder, with respect to the Deposited Trust Units (and any Other Property) deposited herewith and taken up by the Offeror (the "Purchased Securities"), effective from and after the time that such Purchased Securities are taken-up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Depositing Trust Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

  (a)
  to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

  (b)
  to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including, without limitation, to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property), to revoke any such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror, to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of CDS, on behalf of the Depositing Trust Unitholder, in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Depositing Trust Unitholders, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Depositing Trust Unitholders, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Depositing Trust Unitholder, in respect of such Other Property for all purposes; and

  (d)
  to exercise any other rights of a holder of Deposited Trust Units (and any Other Property).

        The power of attorney granted to the Offeror in this Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Special Resolutions may only be used and relied upon if the Offeror intends to proceed with the take-up of and payment for the Deposited Trust Units.

        The Trust Unitholder, through its CDS Participant, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred at any time with respect to the Deposited Trust Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Trust Units (and Other Property) unless the Deposited Trust Units are not taken up and paid for by the Offeror or are validly withdrawn.

        The Trust Unitholder, through its CDS Participant, agrees, from and after the Effective Time, not (without the Offeror's prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Trust Unitholders, and not (without the Offeror's prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (and any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts

5

thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents or directions the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        The Trust Unitholder, through its CDS Participant, covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Trust Units (and any Other Property) to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the maximum extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

        Except as stated in the Offer, the deposit of Trust Units (and any Other Property) pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Trust Units (and any Other Property) pursuant to the procedures in this Letter of Acceptance and Transmittal and the Offer shall constitute a binding agreement between CDS, on behalf of Depositing Trust Unitholders and the Offeror in accordance with the terms and conditions of the Offer.

        The Trust Unitholder, through its CDS Participant, agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Trust Units (and any Other Property) and any accompanying documents; (iii) there shall be no duty or obligation on the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit of Trust Units and no liability shall be incurred by any of them for failure to give such notice; and (iv) the Offeror's interpretation of the terms and conditions of the Offer, the Circular and of this Letter of Acceptance and Transmittal shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in this Letter of Acceptance and Transmittal.

CDS & Co.

Signature of Authorized Representative

Name of Authorized Representative, if applicable (please print or type)

Telephone Number (business hours) of the Authorized Representative

6

TO BE COMPLETED BY ALL UNITHOLDERS BY SELECTING ONE BOX BELOW

        A "U.S. Unitholder" is any Unitholder that is either (A) providing an address in Block A that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

Indicate whether you are a U.S. Unitholder (as defined below) or are acting on behalf of a U.S. Unitholder

/
/    The owner signing below represents that it is not a U.S. Unitholder and is not acting on behalf of a U.S. Unitholder.

/
/    The owner signing below represents that it is a U.S. Unitholder or is acting on behalf of a U.S. Unitholder.

        If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Internal Revenue Service Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. See below for more information.

U.S. Unitholders and Substitute Form W-9

        United States federal income tax law generally requires that a U.S. Unitholder who receives shares or cash in exchange for Units provide the Depositary with his or her correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Units who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Unitholder's United States income tax liability, if any, or may be refunded, if such U.S. Unitholder furnishes required information to the Internal Revenue Service in a timely manner.

        To prevent backup withholding, each U.S. Unitholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

        If a U.S. Unitholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

7

        If the Substitute Form W-9 is not applicable to a U.S. Unitholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed Internal Revenue Service Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate Internal Revenue Service Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary.

        A U.S. UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH UNITHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH UNITHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH UNITHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

8

SUBSTITUTE IRS Form W-9 Department of the Treasury Internal Revenue Service	Part 1-PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number OR Employer Identification Number If awaiting TIN, write "Applied For."
Payer's Request for Taxpayer Identification Number (TIN)	Part 2–For payees exempt from backup withholding, please write "Exempt" here.
CERTIFICATION — UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).
SIGNATURE:		DATE:
IF YOU INDICATED ON THE SUBSTITUTE IRS FORM W-9 THAT YOU APPLIED FOR A TAXPAYER IDENTIFICATION NUMBER, YOU MUST SIGN AND DATE THE FOLLOWING CERTIFICATION:
CERTIFICATION OF PAYEE AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a Taxpayer Identification Number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate IRS Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that notwithstanding that I have written "Applied For" in Part I and have completed the Certification of Payee Awaiting Taxpayer Identification Number, the applicable percentage of all payments made to me pursuant to this Offer shall be withheld until I provide a Taxpayer Identification Number to the Depositary.
SIGNATURE:		DATE:

9

FOR U.S. UNITHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:
Give The Taxpayer Identification

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship	The owner(3)
6.	A valid trust, estate or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

10

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfied the requirements of Section 401(f)(2).

(ii)
The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)
An international organization or any agency or instrumentality thereof.

(iv)
A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)
A corporation.

(ii)
A financial institution.

(iii)
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the Untied States.

(iv)
A real estate investment trust.

(v)
A common trust fund operated by a bank under Section 584(a).

(vi)
An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)
A middleman known in the investment community as a nominee or custodian.

(viii)
A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)
A foreign central bank of issue.

(x)
A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i)
Payments to non-resident aliens subject to withholding under Section 1441.

(ii)
Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

(iii)
Payments of patronage dividends not paid in money.

(iv)
Payments made by certain foreign organizations.

(v)
Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

(i)
Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

(ii)
Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii)
Payments described in Section 6049(b)(5) to non-resident aliens.

(iv)
Payments on tax-free covenant bonds under Section 1451.

(v)
Payments made by certain foreign organizations.

(vi)
Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER..

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

1)
Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2)
Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

3)
Criminal Penalty for Falsifying Information — Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

11

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Local/Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Unitholders to the Depositary at the telephone number, e-mail address and location set out above.

Attachment "C"

This Letter of Acceptance and Transmittal outlines the definitive terms and conditions under which holders of Class B LP Units deposit their Class B LP Units to Computershare Investor Services Inc. (the "Depositary") for acceptance of the Offer by Fluid Music Canada, Inc. (the "Offeror") to purchase all of the issued and outstanding Class B LP Units of Somerset Entertainment Limited Partnership. The terms, conditions and definitions used in the Offer and Circular of the Offeror dated October 20, 2009 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated October 20, 2009 of

FLUID MUSIC CANADA, INC.

to acquire all of all of the issued and outstanding Class B limited partnership units of

SOMERSET ENTERTAINMENT LIMITED PARTNERSHIP

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (TORONTO TIME)
ON NOVEMBER 25, 2009 UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

        This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Class B LP Units of Somerset Entertainment Limited Partnership (the "Partnership") deposited pursuant to the offer (the "Offer") dated October 20, 2009 made by Fluid Music Canada, Inc. (the "Offeror") for all of the issued and outstanding Class B LP Units of the Partnership.

        The Offer is concurrently being made for all of the issued and outstanding Trust Units of Somerset Entertainment Income Fund (the "Fund"). This Letter of Acceptance and Transmittal is applicable only to holders of Class B LP Units, and is not applicable to holders of Trust Units. Registration of interests in and transfers of Trust Units may currently only be made through a book-entry only system administered by CDS. As such, in order to tender their Trust Units to the Offer, Trust Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. Trust Unitholders should contact their broker or other nominee for assistance.

        Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular of the Offeror dated October 20, 2009 (and any amendment thereto) (the "Circular").

        Please read the instructions and rules set forth below carefully before completing this Letter of Acceptance and Transmittal.

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth herein will not constitute valid delivery to the Depositary.

ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES

        Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the Deposited Class B LP Units. Unitholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B) OR the Convertible Debenture Alternative (Choice C) (each a "Consideration Alternative")

Unitholders may choose only ONE of the choices below:

☐
Choice A — The CASH ALTERNATIVE

  Class B LP Unitholders who check this box will receive $2.12 in cash for each Class B LP Unit deposited under the Offer (the "Cash Alternative").

☐
Choice B — The SHARE ALTERNATIVE

  Class B LP Unitholders who check this box will receive 1.1 Fluid common shares for each Class B LP Unit (the "Share Alternative").

☐
Choice C — The CONVERTIBLE DEBENTURE ALTERNATIVE

  Class B LP Unitholders who check this box will receive 0.003 of a $1,000 principal amount 8.0% convertible unsecured subordinated debenture due 3 years following the date such debentures are first issued ("Convertible Debentures") per Unit (the "Convertible Debenture Alternative").

  Class B LP Unitholders, who elect to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded to the nearest whole number of Convertible Debentures. Excess Class B LP Units deposited by such Depositing Class B LP Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative.

  The undersigned hereby certifies that the undersigned:

    ☐
    IS; or
    ☐
    IS NOT:

  a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended. If you do not check a box, you will be deemed to be certifying that you are NOT a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended.

  Any Class B LP Unitholder who deposits Class B LP Units and fails to complete the Letter of Acceptance and Transmittal electing a Consideration Alternative or who does not properly elect a Consideration Alternative in the Letter of Acceptance and Transmittal with respect to any Class B LP Units deposited by such Unitholder pursuant to the Offer will be deemed to have elected the Share Alternative.

2

TO:	FLUID MUSIC CANADA, INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as depositary (the "Depositary")

        The undersigned delivers to you the enclosed certificate(s) for Class B LP Units (the "Deposited Class B LP Units") and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Class B LP Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Class B LP Units Deposited

        The undersigned has validly transferred and delivered the Class B LP Units to the Depositary and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Class B LP Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror. The undersigned acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that:

  1.
  the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Class B LP Units and any Other Property (as defined below) being deposited;

  2.
  the undersigned owns the Deposited Class B LP Units free and clear of any encumbrances and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Class B LP Units and any Other Property to any other Person;

  3.
  the deposit of the Deposited Class B LP Units and any Other Property complies with Applicable Laws; and

  4.
  if and when the Deposited Class B LP Units and any Other Property being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free from all encumbrances.

        Upon the terms and conditions contained in the Offer, the undersigned hereby tenders to, and irrevocably accepts, the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to the Deposited Class B LP Units.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the undersigned, irrevocably, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Class B LP Units, including any and all rights and benefits arising from the Deposited Class B LP Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Class B LP Units, or any of them, on or after October 20, 2009, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Other Property"), effective from 6:00 p.m. (Toronto time) (the "Effective Time") on November 25, 2009 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change of the Offer" (the "Expiry Date"), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, "Permitted Distributions" means monthly distributions to Class B LP Unitholders made in conformity and consistency in all respects with the Partnership's monthly distribution policies in effect as at the date of the Offer and having a record date for determination of Class B LP Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0167 per Class B LP Unit per such distribution per month (but which may be less than such amount).

        The undersigned also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Partnership should: (a) declare, make or pay any dividend or distribution

3

(other than Permitted Distributions) on the Class B LP Units; or (b) pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Class B LP Unit that, in the case of both clause (a) and clause (b), is or are payable or distributable to the undersigned on a record date that is prior to the time of transfer into the name of the Offeror or its nominees or transferees on the register maintained by or on behalf of the Partnership of Class B LP Units following acceptance thereof for purchase pursuant to the Offer, then the amount of such dividends, distributions (other than Permitted Distributions), payments, rights or interests relating to the Deposited Class B LP Units deposited under the Offer by the undersigned and not withdrawn will be required to be received and held by the undersigned for the account of the Offeror in the event it takes up such Class B LP Units, and by depositing Class B LP Units under the Offer the undersigned shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.

        Alternatively, if any such dividend, distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to the undersigned, then, if the Offeror takes up and pays for the undersigned's Class B LP Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividend, distribution (other than a Permitted Distribution), payment, right or interest from the price payable to the undersigned (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by the undersigned.

        The undersigned irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, with respect to the Deposited Class B LP Units and any Other Property, effective from and after the Effective Time on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned (that power of attorney being deemed to be an irrevocable power coupled with an interest) under, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

  (a)
  amending section 13.13 of the Declaration of Trust to provide that a Subsequent Acquisition Transaction may be effected if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Trust Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

  (b)
  amending section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer. Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Time with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Time, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units;

  (c)
  approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

  (d)
  amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

4

  (e)
  directing the Board of Trustees and directors and/or officers of the Fund Subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including in completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

  (f)
  authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

        The undersigned irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Deposited Class B LP Units (and any Other Property) deposited herewith and taken up by the Offeror (the "Purchased Securities"), effective from and after the time that such Purchased Securities are taken-up by the Offeror, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

  (a)
  to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Partnership;

  (b)
  to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including, without limitation, to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property), to revoke any such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror, to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of the undersigned and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the undersigned in respect of such Other Property for all purposes; and

  (d)
  to exercise any other rights of a holder of Deposited Class B LP Units (and any Other Property).

        The power of attorney granted to the Offeror in this Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Special Resolutions may only be used and relied upon if the Offeror intends to proceed with the take-up of and payment for the Deposited Class B LP Units.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred at any time with respect to the Deposited Class B LP Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Class B LP Units (and Other Property) unless the Deposited Class B LP Units are not taken up and paid for by the Offeror or are validly withdrawn.

        The undersigned agrees, from and after the Effective Time, not (without the Offeror's prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the Offeror's prior express written

5

consent) to exercise any of the other rights or privileges attached to the Purchased Securities (and any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents or directions the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the undersigned with respect thereto shall be revoked, and (without the Offeror's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Class B LP Units (and any Other Property) to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the maximum extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

        Except as stated in the Offer, the deposit of Class B LP Units (and any Other Property) pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Class B LP Units (and any Other Property) pursuant to the procedures in this Letter of Acceptance and Transmittal and the Offer shall constitute a binding agreement between the undersigned and the Offeror in accordance with the terms and conditions of the Offer.

        The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Class B LP Units (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Class B LP Units (and any Other Property) and any accompanying documents; (iii) there shall be no duty or obligation on the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice; and (iv) the Offeror's interpretation of the terms and conditions of the Offer, the Circular and of this Letter of Acceptance and Transmittal shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in this Letter of Acceptance and Transmittal.

        The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Class B LP Units, to mail certificates for Fluid Shares, Convertible Debentures or cheques by first class mail, postage prepaid, or to hold such certificates for Fluid Shares, Convertible Debentures or cheques for pick-up, in accordance with the instructions given below. Should any Deposited Class B LP Units not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Class B LP Units on the purchase price of Class B LP Units purchased by the Offeror, regardless of any delay in making such payment.

        By reason of the use by the undersigned of the English language form of Letter of Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation

6

par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

Signature guaranteed by (if required under item 2 of the instructions):
Dated:

Authorized Signature	Signature of Class B LP Unitholder or Authorized Representative (See Instruction 5)

Name of Guarantor (please print or type)	Name of Class B LP Unitholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative (please print or type) (if applicable)

7

BLOCK A (see Instructions 2 and 3)
ISSUE CERTIFICATE FOR COMMON SHARE, CONVERTIBLE DEBENTURE OR CHEQUE IN THE NAME OF: (please print or type)

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Social Insurance, Social Security Number or Tax Identification Number)

BLOCK B (see Instructions 2 and 3)
SEND CERTIFICATE FOR COMMON SHARE, CONVERTIBLE DEBENTURE OR CHEQUE IN THE NAME OF: (please print or type)
☐ Same as address in Block A, or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Social Insurance, Social Security Number or Tax Identification Number)

BLOCK C SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CERTIFICATE FOR COMMON SHARE, CONVERTIBLE DEBENTURE OR CHEQUE FOR PICK UP.

BLOCK D DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):
Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

8

INSTRUCTIONS

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Class B LP Units must be received by the Depositary at the office specified below before 6:00 p.m. (Toronto time) on November 25, 2009, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

  (b)
  The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Class B LP Units is at the option and risk of the Class B LP Unitholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Class B LP Unitholders whose Class B LP Units are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Class B LP Units. Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

2.     Procedures for Guaranteed Delivery

        If a Class B LP Unitholder wishes to deposit Class B LP Units pursuant to the Offer and (i) the certificates representing such Class B LP Units are not immediately available or (ii) the Unitholder cannot deliver the certificates representing such Class B LP Units and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, such Class B LP Units may nevertheless be deposited provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer (or an executed facsimile thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery; and

  (c)
  the certificate(s) representing deposited Class B LP Units, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal, or a facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto set forth in the Letter of Acceptance and Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority in the United States or banks or trust companies in the United States.

3.     Signatures

        This Letter of Acceptance and Transmittal must be filled in and signed by the Class B LP Unitholder accepting the Offer described above or by such Class B LP Unitholder's duly authorized representative (in accordance with Instruction 5).

  (a)
  If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. Tf such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

9

  (b)
  If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i)
  such deposited certificate(s) must be endorsed or be accornpanied by an appropriate unit transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or unit transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4.     Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Class B LP Units, or if Deposited Class B LP Units not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Partnership, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Class B LP Units, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.     Partial Tenders

        If less than the total number of Class B LP Units evidenced by any certificate submitted is to be deposited, till in the number of Class B LP Units to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will forward instructions to Somerset Entertainment GP Inc., as the general partner of the Partnership, to issue a new certificate(s) for the number of Class B LP Units not deposited. The total number of Class B LP Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Class B LP Units, additional certificate numbers and numbers of Deposited Class B LP Units may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Class B LP Units are registered in different forms (e.g. `John Doe' and `J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

  (e)
  Additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

8.     Lost Certificates

        If a unit certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. In such case, the Depositary will forward instructions to Somerset Entertainment GP Inc., as the general partner of the Partnership, who will respond to the holder with the replacement requirements.

10

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Local/Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Unitholders to the Depositary at the telephone number, e-mail address and location set out above.

Attachment "D"

This is not a Letter of Acceptance and Transmittal. This Notice of Guaranteed Delivery is for use in accepting the Offer by holders of Class B LP Units of Somerset Entertainment Limited Partnership. The Depositary (as defined below) or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

NOTICE OF GUARANTEED DELIVERY

in respect of the Offer dated October 20, 2009 of

FLUID MUSIC CANADA, INC.

to acquire all of the outstanding Class B limited partnership units of

SOMERSET ENTERTAINMENT LIMITED PARTNERSHIP

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (TORONTO TIME)
ON NOVEMBER 25, 2009 UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but the certificate(s) representing your Class B LP Units are not immediately available or you are not able to deliver such certificate(s) to the Depositary on or before the Expiry Time.

This Notice of Guaranteed Delivery must be used to accept the offer dated October 20, 2009 (the "Offer") made by Fluid Music Canada, Inc. (the "Offeror"), for all of the issued and outstanding Class B LP Units of Somerset Entertainment Limited Partnership (the "Partnership") only if the certificate(s) for the Class B LP Units are not immediately available or time will not permit all required documents to reach Computershare Investor Services Inc. (the "Depositary") prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile transmission to the Toronto office of the Depositary.

The Offer is concurrently being made for all of the issued and outstanding Trust Units of Somerset Entertainment Income Fund (the "Fund"). This Notice of Guaranteed Delivery is applicable only to holders of Class B LP Units, and is not applicable to holders of Trust Units. Registration of interests in and transfers of Trust Units may currently only be made through a book-entry only system administered by CDS. As such, in order to tender their Trust Units to the Offer, Trust Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. Trust Unitholders should contact their broker or other nominee for assistance.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular dated October 20, 2009 have the meanings ascribed to them in the Offer and the Circular.

TO:	FLUID MUSIC CANADA, INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY (THE "DEPOSITARY")
By Mail	By Hand or by Courier	By Facsimile Transmission
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Facsimile Number: (905) 771-4082 Attention: Corporate Actions

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the manner set forth in this Notice of Guaranteed Delivery.

        Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

        NOTE: DO NOT SEND CERTIFICATES FOR CLASS B LP UNITS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR CLASS B LP UNITS SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

        If a Class B LP Unitholder wishes to deposit Class B LP Units pursuant to the Offer and (i) the certificate(s) representing such Class B LP Units are not immediately available or (ii) the Class B LP Unitholder cannot deliver the certificate(s) representing such Class B LP Units and all other required documents to the Depositary on a timely basis prior to the Expiry Time, such Class B LP Units may nevertheless be deposited provided that all of the following conditions are met:

  (i)
  such deposit is made by or through an Eligible Institution (as defined below;

  (ii)
  this Notice of Guaranteed Delivery (or an executed facsimile thereof), properly completed and duly executed, together with a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto;

  (iii)
  the certificate(s) representing Class B LP Units, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal, or an executed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto set forth in the Letter of Acceptance and Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the Expiry Date.

        The undersigned understands and acknowledges that payment for the Class B LP Units deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) such certificate(s) representing the Class B LP Units and a Letter of Acceptance and Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Acceptance and Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Class B LP Units on the purchase price of Class B LP Units purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Class B LP Units tendered pursuant to the guaranteed delivery procedures will be the same as that for the Class B LP Units delivered to the Depositary before the Expiry Time, even if the certificate(s) for the Class B LP Units to be delivered pursuant to the guaranteed

2

delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Class B LP Units is not made, until after the take up and payment for the Class B LP Units under the Offer.

        All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        The undersigned irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, with respect to the Deposited Class B LP Units and any Other Property, effective from and after the Effective Time on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned (that power of attorney being deemed to be an irrevocable power coupled with an interest) under, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

  (a)
  amending section 13.13 of the Declaration of Trust to provide that a Subsequent Acquisition Transaction may be effected if the Offeror, after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Trust Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

  (b)
  amending section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer. Dissenting Offerees will be required to elect in the Letter of Transmittal to receive either the Cash Alternative, the Convertible Debenture Alternative or the Share Alternative by the Expiry Date with respect to such transferred Units and if an election is not received by the Offeror by the Expiry Date, the Dissenting Offeree will be deemed to have elected the Share Alternative in respect of such transferred Units;

  (c)
  approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

  (d)
  amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

  (e)
  directing the Board of Trustees and directors and/or officers of the Fund Subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including in completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

  (f)
  authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

3

        The undersigned hereby deposits to the Offeror upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Class B LP Units listed below (the "Deposited Class B LP Units"), pursuant to the Guaranteed Delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance".

Certificate Number(s)	Name in which Registered	Number of Class B LP Units Deposited

4

ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES

        Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the Deposited Class B LP Units. Unitholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B) OR the Convertible Debenture Alternative (Choice C) (each a "Consideration Alternative")

Unitholders may choose only ONE of the choices below:

☐
Choice A — The CASH ALTERNATIVE

  Class B LP Unitholders who check this box will receive $2.12 in cash for each Class B LP Unit deposited under the Offer (the "Cash Alternative").

☐
Choice B — The SHARE ALTERNATIVE

  Class B LP Unitholders who check this box will receive 1.1 Fluid common shares for each Class B LP Unit (the "Share Alternative").

☐
Choice C — The CONVERTIBLE DEBENTURE ALTERNATIVE

  Class B LP Unitholders who check this box will receive 0.003 of a $1,000 principal amount 8.0% convertible unsecured subordinated debenture due 3 years following the date such debentures are first issued ("Convertible Debentures") per Unit (the "Convertible Debenture Alternative").

  Class B LP Unitholders, who elect to receive the Convertible Debenture Alternative, will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Convertible Debenture Alternative rounded to the nearest whole number of Convertible Debentures. Excess Class B LP Units deposited by such Depositing Class B LP Unitholder that are not paid for with Convertible Debentures will be exchanged for Fluid Shares on the same basis as the Share Alternative.

  The undersigned hereby certifies that the undersigned:

    ☐
    IS; or
    ☐
    IS NOT:

  a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended. If you do not check a box, you will be deemed to be certifying that you are NOT a "U.S. Person" within the meaning of Regulation S to the United States Securities Act of 1933, as amended.

  Any Class B LP Unitholder who deposits Class B LP Units and fails to complete the Letter of Acceptance and Transmittal electing a Consideration Alternative or who does not properly elect a Consideration Alternative in the Letter of Acceptance and Transmittal with respect to any Class B LP Units deposited by such Unitholder pursuant to the Offer will be deemed to have elected the Share Alternative.

5

CLASS B LP UNITHOLDER SIGNATURE

Signature of Class B LP Unitholder	Address

Name (please print or type)

Date	Postal Code / Zip Code
Daytime Telephone Number

GUARANTEE OF DELIVERY

        The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its Toronto office of the certificates representing the Class B LP Units deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of the Firm:	Authorized Signature:
Address of the Firm:	Name:
Title:
Telephone Number:	Dated:

6

The Depositary for the Offer is:

Computershare Investor Services Inc:

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

By Facsimile Transmission

Facsimile (905) 771-4082
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Local/Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Offer and the Circular, the Letter of Acceptance and Transmittal and this Notice of Guaranteed Delivery may be directed by Unitholders to the Depositary at the telephone number, e-mail address and location set out above. You may also contact your broker, dealer, bank or trust company or other nominee for assistance.

 EXHIBIT INDEX

Exhibit Number	Description
1	The annual information form of the Offeror dated March 31, 2009.
2
The audited consolidated financial statements of the Offeror, including the notes thereon, and together with the auditors' report, as at December 31, 2008 and 2007 and for each of the fiscal years ended December 31, 2008 and 2007.
3	The management's discussion and analysis of financial condition and results of operations of the Offeror for the year ended December 31, 2008.
4	The unaudited restated consolidated interim financial statements of the Offeror, including the notes thereon, for the three and six months ended June 30, 2009.
5	The restated management's discussion and analysis of financial condition and results of operations of the Offeror for the three and six months ended June 30, 2009.
6	The management information circular dated June 1, 2009 prepared in connection with the annual and special meeting of shareholders of the Offeror held on June 29, 2009.
7	The material change report of the Offeror dated October 21, 2009.
8	The early warning report of the Offeror dated October 14, 2009.
9	Lock-up agreement between the Offeror and 796723 Ontario Limited dated October 12, 2009.
10	Lock-up agreement between the Offeror and Allan Silber dated October 12, 2009.
11	Lock-up agreement between the Offeror and Anglian Holdings Inc. dated October 12, 2009.
12	Lock-up agreement between the Offeror and Fidelity Canadian Opportunities Fund, by Fidelity Investments Canada, ULC dated October 12, 2009.
13	Lock-up agreement between the Offeror and Janis Finkelstein dated October 12, 2009.
14	Lock-up agreement between the Offeror and Jason Hendeles dated October 12, 2009.
15	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
16	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
17	Lock-up agreement between the Offeror and Jay Smith dated October 12, 2009.
18	Lock-up agreement between the Offeror and Hawson Tattersall Investment Counsel, on behalf of, Mackenzie Saxon High Income Fund dated October 12, 2009.
19	Lock-up agreement between the Offeror and Sheldon Finkelstein dated October 12, 2009.
20	Lock-up agreement between the Offeror and Andy Burgess dated October 12, 2009.
21	Lock-up agreement between the Offeror and Gordon Gibson dated October 12, 2009.
22	Support Agreement between the Offeror and the Fund, dated October 12, 2009.
23	Subscription Agreement between the Offeror and Lorne Abony dated October 12, 2009.
24	Subscription Agreement between the Offeror and Andrew Rivkin dated October 12, 2009.
25	Subscription Agreement between the Offeror and Player Enterprises Ltd. dated October 19, 2009.

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PART I—INFORMATION SENT TO SECURITY HOLDERS
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III—CONSENT TO SERVICE OF PROCESS
PART IV—SIGNATURES
NOTICE TO UNITHOLDERS IN THE UNITED STATES
FORWARD-LOOKING STATEMENTS
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CURRENCY EXCHANGE RATE INFORMATION
INFORMATION CONCERNING SOMERSET
TABLE OF CONTENTS
DEFINITIONS
SUMMARY
Summary of Consolidated Financial Information of the Offeror (Expressed in U.S. dollars, unless otherwise noted)
Summary of Consolidated Financial Information of the Fund (Expressed in thousands of Canadian dollars except for per Unit amounts)
Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of the Offeror (Expressed in U.S. dollars)
OFFER
CIRCULAR
Summary of Consolidated Financial Information of the Offeror (Expressed in U.S. dollars, unless otherwise noted)
Summary of Consolidated Financial Information of the Fund (Expressed in thousands of Canadian dollars except for per Unit amounts)
Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of the Offeror (Expressed in U.S. dollars)
AUDITORS' CONSENT
CONSENT OF COUNSEL
APPROVAL AND CERTIFICATE OF THE OFFEROR
SCHEDULE "A"
FLUID MUSIC CANADA, INC. PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET As at June 30, 2009 (Expressed in U.S. Dollars, unless otherwise noted)
FLUID MUSIC CANADA, INC. PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET As at June 30, 2009 (Expressed in U.S. Dollars, unless otherwise noted)
FLUID MUSIC CANADA, INC. PRO FORMA CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET As at June 30, 2009 (Expressed in U.S. Dollars, unless otherwise noted)
FLUID MUSIC CANADA, INC. PRO FORMA CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENT For the six months ended June 30, 2009 (Expressed in U.S. Dollars, unless otherwise noted)
FLUID MUSIC CANADA, INC. PRO FORMA CONSOLIDATED UNAUDITED ANNUAL INCOME STATEMENT For the twelve months ended December 31, 2008 (Expressed in U.S. Dollars, unless otherwise noted)
FLUID MUSIC CANADA, INC. NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars, unless otherwise noted) SIX MONTHS ENDED JUNE 30, 2009, and TWELVE MONTHS ENDED DECEMBER 31, 2008
ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES
Trust Unitholders may choose only ONE of the choices below
TO BE COMPLETED BY ALL UNITHOLDERS BY SELECTING ONE BOX BELOW
U.S. Unitholders and Substitute Form W-9
FOR U.S. UNITHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
For additional information, consult your tax consultant or the IRS.
ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES
INSTRUCTIONS
ELECTION FOR CASH, COMMON SHARES OR CONVERTIBLE DEBENTURES
CLASS B LP UNITHOLDER SIGNATURE
GUARANTEE OF DELIVERY
EXHIBIT INDEX